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Information Contained Herein is Subject to Completion or Amendment
Preliminary Copy Dated March 14, 2002

[Aon Corporation letterhead]

May    , 2002

Dear Aon Corporation Stockholder:

        I am pleased to inform you that on April    , 2002, Aon Corporation's Board of Directors approved the spin-off of Combined Specialty Corporation, a wholly owned subsidiary of Aon that owns all of Aon's insurance underwriting subsidiaries. The approval follows both a favorable ruling from the Internal Revenue Service and required insurance regulatory approvals.

        The spin-off of Combined Specialty will occur on May    , 2002. If you hold Aon common stock at the close of business on the record date for the spin-off, May    , 2002, you will receive a dividend of one share of Combined Specialty common stock for every three shares of Aon common stock that you hold on that date. The dividend will be made in book-entry form. A book-entry account statement reflecting your ownership of Combined Specialty shares will be mailed to you, or your brokerage account will be credited with the shares, on or about May    , 2002.

        Stockholder approval of the spin-off is not required, and you are not required to take any other action to receive your Combined Specialty common stock.

        The spin-off of Combined Specialty creates new growth opportunities. First, Combined Specialty will be able to expand its offering of specialty property and casualty insurance products—an area that is experiencing increased demand. Second, Combined Specialty will be able to access a wider market of potential clients by developing relationships with property and casualty insurance brokers outside Aon's network. And third, the new Aon, comprised of its remaining insurance brokerage and human capital consulting businesses, will be able to focus on growing advisory, fulfillment and outsourcing revenues.

        Following the spin-off, Aon Corporation common stock will continue to trade on the New York Stock Exchange under the symbol "AOC," and Combined Specialty Corporation will trade on the New York Stock Exchange as an independent public company under the symbol "        ."

        The attached information statement, which is being mailed to all Aon stockholders, describes the spin-off in detail and contains important information, including financial statements, about Combined Specialty.

        We look forward to your continued support as a stockholder in both Aon and Combined Specialty.

                      Sincerely,
                      Patrick G. Ryan
                       Chairman and Chief Executive Officer

Information Contained Herein is Subject to Completion or Amendment
Preliminary Copy Dated March 14, 2002

[Combined Specialty Corporation letterhead]

        May    , 2002

Dear Combined Specialty Corporation Stockholder:

        It is my pleasure to welcome you as a stockholder of Combined Specialty Corporation. Combined Specialty provides specialty insurance products and other insurance-related services to both corporate clients and consumers in the United States and several other countries. In 2001, revenues produced by our company exceeded $2.3 billion.

        We operate two major businesses: specialty property and casualty insurance and specialty accident and health insurance. We believe that current conditions in the property and casualty insurance marketplace give us a unique opportunity as a company operating independently of Aon to introduce new product and service offerings and to seek new business through Aon and other brokerage channels throughout the world.

        Our common stock will trade on the New York Stock Exchange under the symbol "          ."

        I invite you to learn more about Combined Specialty by reading the attached information statement and look forward to your support as a stockholder of Combined Specialty.

                      Sincerely,
                      Dennis B. Reding
                       Chairman and Chief Executive Officer

Information Contained Herein is Subject to Completion or Amendment
Preliminary Copy Dated March 14, 2002

INFORMATION STATEMENT

         [Logo]

Combined Specialty Corporation

Common Stock

Consider carefully the risk factors beginning on page 8 of this information statement.

Aon stockholder approval of the distribution of Combined Specialty common stock is not required. You are not required to make any payment for the shares of Combined Specialty common stock that you will receive.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities of Combined Specialty or Aon Corporation.

        We are providing this information statement to you as a stockholder of Aon Corporation in connection with Aon's distribution of all of the outstanding common shares of Combined Specialty Corporation.

        We expect that the distribution will be made on May    , 2002 to holders of record of Aon common stock on May    , 2002. If you are a holder of record of Aon common stock at the close of business on the record date, you will receive one share of Combined Specialty common stock for every three shares of Aon common stock you hold on that date. A book-entry account statement reflecting your ownership of Combined Specialty shares will be mailed to you, or your brokerage account will be credited for the shares, on or about May     , 2002. Fractional shares will not be issued, and you will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the distribution. You will not be required to pay anything for the shares of Combined Specialty common stock to be distributed to you, nor will you be required to surrender or exchange your shares of Aon common stock or take any other action in order to receive Combined Specialty common stock.

        Combined Specialty common stock will be listed on the New York Stock Exchange under the symbol "          ."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Combined Specialty common stock or determined that this information statement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is            , 2002.

i

SUMMARY

        This summary provides highlights from this information statement, but does not contain all details concerning the distribution of the Combined Specialty common stock to holders of Aon common stock, including information that may be important to you. To better understand the distribution and the business and financial position of Combined Specialty, you should carefully review this entire document. References in this information statement to "Combined Specialty," "we," "our" and "us" mean Combined Specialty Corporation, a Delaware corporation, and its subsidiaries for all periods following the distribution and the insurance underwriting and related businesses operated by Aon for all periods prior to the distribution. References in this information statement to "Aon" mean Aon Corporation, a Delaware corporation, and its subsidiaries.

Our Business

Overview

        We provide specialty insurance products and other insurance-related services to both corporate clients and individuals in the United States and several other countries. We operate two major businesses: specialty property and casualty insurance and specialty accident and health insurance. For the year ended December 31, 2001, our total revenue was $2.33 billion, and as of December 31, 2001, we had total assets of $7.32 billion and total invested equity of $1.18 billion.

  Specialty Property and Casualty Insurance

        Our specialty property and casualty insurance segment provides extended warranties for consumer goods, including automobiles, electronics and appliances, in the United States and several countries in Europe, Asia Pacific and South America. We market our extended warranties primarily to automobile dealers and retailers, although we sometimes engage in direct response sales efforts to capture renewals and identify missed point-of-sale opportunities. We believe that, based on our relationships with over 4,000 retail automobile dealers and several leading retailers of consumer goods, we are the largest independent provider of extended warranties in the world. In addition, we offer credit life and disability insurance, which is sold by automobile dealers in conjunction with automobile financing transactions and by financial institutions in conjunction with consumer loans, and various other products, such as credit card enhancements, affinity products and non-structural home warranties.

        Our specialty property and casualty insurance segment also provides property and casualty coverages for special risks, such as professional liability, errors and omissions, excess liability and workers' compensation. We currently underwrite these coverages on a fronted basis, ceding most of the related premium and risk to unaffiliated reinsurers. Following our separation from Aon, we intend to significantly expand our property and casualty insurance business through the introduction of new products focused on profitable specialty segments of the commercial property and casualty market. We expect to market these products through Aon brokers and other traditional third-party distribution channels.

  Specialty Accident and Health Insurance

        Our specialty accident and health insurance segment provides an array of supplemental health and life insurance products in the United States, Canada and various countries in Europe and Asia Pacific. We are the fifth largest provider of individual, non-cancelable accident and health insurance policies in the United States and the second largest writer of individual health coverages in Canada, according to A.M. Best Company and Canadian Insurance, respectively. We market our specialty accident and health products primarily through our sales force of approximately 7,000 exclusive career agents, currently serving approximately 3.8 million individual policyholders worldwide. In addition, we enter into contractual arrangements with selected brokers and consultants to reach niche markets utilizing affinity programs, direct response and worksite marketing.

  Corporate and Other

        Our third segment, corporate and other, is a non-operating segment. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and investment income and interest credited on our investment-type insurance contracts. Expenses in this segment include interest expense on notes payable and other unallocable corporate and administrative costs.

Our Strategy

        Our strategic objectives are to establish Combined Specialty as a high quality specialty insurance company and to strengthen our market position in existing businesses. Our strategy for achieving our objectives is to:

  •
  capitalize on new opportunities arising from our separation from Aon to grow our existing businesses and enter new businesses;

  •
  capitalize on favorable market conditions and our experienced management team to enter new commercial property and casualty markets;

  •
  focus on a conservative and disciplined underwriting approach;

  •
  establish a core of specialized business units to manage revenue and income by line of business;

  •
  expand our extended warranty business by offering our products through new distribution channels and in new markets; and

  •
  grow our specialty accident and health insurance business through increased product penetration and entry into new markets.

        Our company was incorporated in September 2001 in connection with the distribution. As of the distribution date, Aon will have transferred certain entities and, in some cases, assets and liabilities comprising its insurance underwriting business to us. Our principal executive offices are located at 3565 Piedmont Road NE, Suite 3-205, Atlanta, Georgia 30305, and our telephone number is (404) 260-5640.

        The distribution of shares of our common stock will be effective on the distribution date. No vote of Aon's stockholders is required to approve the distribution.

Questions and Answers about Combined Specialty and the Distribution

Why is Combined Specialty separating from Aon?	We believe that operating as an independent company will present us with opportunities to increase our product and service offerings and to seek new business through Aon and other brokerage channels throughout the world. Whereas in the past excess cash flow generated by our business was distributed to Aon to help grow its brokerage business, we will now be able to invest excess cash flow in our own businesses, allowing us to grow our commercial property and casualty business. We also expect that, as a result of our separation from Aon, we will have direct access to the capital markets and the ability to attract and retain key employees through the use of stock-based incentive plans that directly link their compensation with our financial performance. See "The Distribution—Background and Reasons for the Distribution" beginning on page 19.
What will be the relationship between Combined Specialty and Aon after the distribution?	Aon and Combined Specialty will be separate, publicly owned companies. We will, however, enter into certain agreements with Aon to define our ongoing relationship after the distribution. These agreements will allocate responsibility for obligations both before and after the distribution date and provide for certain transition services. See "Our Relationship With Aon Corporation After the Distribution" beginning on page 79.
How will Combined Specialty be managed?	Dennis B. Reding is the Chairman of our Board of Directors and our Chief Executive Officer. Mr. Reding, who has over 30 years of insurance industry experience, recently joined us from ACE INA Holdings, Inc., a global insurance and reinsurance company. Mr. Reding will be supported by an experienced management team that includes: Richard M. Ravin, our President; David L. Cole, the Vice Chairman of our Board of Directors; Steven J. Bensinger, our Executive Vice President and Chief Financial Officer; and F. Marshall Turner, our Executive Vice President. Our Board of Directors initially will consist of 10 persons. See "Our Management—Directors and Executive Officers" beginning on page 68.
When will the distribution occur?	We expect that Aon will distribute the shares of Combined Specialty common stock on May , 2002 to holders of record of Aon common stock on the record date.
What is the record date for the distribution?	May , 2002.
What do I have to do to participate in the distribution?	Nothing. You are not required to take any action to receive Combined Specialty common stock in the distribution. No vote will be taken for the distribution. If you own Aon common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of Combined Specialty shares will be mailed to you, or your brokerage account will be credited for the shares, on or about May , 2002. You do not need to mail in Aon common stock certificates to receive Combined Specialty common stock.

How many shares of Combined Specialty will I receive?	Aon will distribute one share of Combined Specialty common stock for every three shares of Aon common stock you own as of the close of business on the record date. For example, if you own 300 shares of Aon common stock on the record date, you will receive 100 shares of Combined Specialty common stock in the distribution. Based on approximately 272,600,000 shares of Aon common stock that we expect to be outstanding on the record date, Aon will distribute a total of approximately 90,867,000 shares of Combined Specialty common stock.
Will Aon distribute fractional shares?	No. Aon will not distribute any fractional shares of Combined Specialty common stock. As a result, the total number of shares of Combined Specialty common stock that you will receive in the distribution will be rounded down to the nearest whole number. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have been entitled to receive in the distribution. The amount of the cash payment will depend upon the prices at which the aggregated fractional shares are sold in the open market on or about the distribution date.
Is the distribution taxable for U.S. federal income tax purposes?	The distribution is subject to, among other things, Aon receiving a ruling from the U.S. Internal Revenue Service that the distribution will be tax-free to Aon and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See "The Distribution—Important Tax Consequences" beginning on page 20 for a more complete discussion of the U.S. federal and non-U.S. income tax consequences of the distribution to Aon stockholders.
How will the distribution affect my tax basis in Aon common stock?	Based on the ruling that we expect to receive from the U.S. Internal Revenue Service, your tax basis in the Aon common stock will be apportioned between the Aon common stock and the Combined Specialty common stock received in the distribution in accordance with their relative fair market values immediately before the distribution. See "The Distribution—Important Tax Consequences" beginning on page 20.
Will I be paid any dividends on the Combined Specialty common stock?	The declaration and amount of future dividends will be determined by our Board of Directors and will depend on our earnings after the distribution and any other factors that the board believes are relevant, including, but not limited to, regulatory restrictions on the ability of our insurance company subsidiaries to pay dividends to us. See "Dividend Policy" beginning on page 25.
Where will I be able to trade shares of Combined Specialty common stock?	Combined Specialty common stock will be traded on the New York Stock Exchange under the symbol " ."
Will the number of Aon shares I own change as a result of the distribution?	No. The number of shares of Aon common stock you own will not change as a result of the distribution.
What will happen to the listing of Aon common stock?	Nothing. Aon common stock will continue to be traded on the New York Stock Exchange under the symbol "AOC."

What will be the trading price of Aon common stock and Combined Specialty common stock following the distribution?	The trading price of Aon common stock immediately after the distribution will likely be lower than the trading price immediately prior to the distribution and will be determined as the market evaluates Aon's operations without the insurance underwriting business. The trading price of Combined Specialty common stock will be determined in trading markets based on factors such as our financial results, dividend policy and general economic, industry and equity market conditions, and is likely to fluctuate, particularly until an orderly market develops. The combined market value of Aon common stock and Combined Specialty common stock after the distribution may be less than, equal to or greater than the market value of Aon common stock prior to the distribution. See "The Distribution—Market for Our Common Stock" beginning on page 23.
Who do I contact for information regarding the distribution and Combined Specialty?	Before the distribution, you should direct inquiries relating to the distribution to:
Aon Corporation 200 East Randolph Street Chicago, Illinois 60601 Attention: Investor Relations (312) 381-3983 (312) 381-3319 (312) 381-3318
After the distribution, you should direct inquiries relating to an investment in our common stock to:
Combined Specialty Corporation 3565 Piedmont Road NE Suite 3-205 Atlanta, Georgia 30305 Attention: Investor Relations (404) 260-5640
After the distribution, the transfer agent and registrar for our common stock will be:

Summary Historical Financial and Other Data

        The following table sets forth our summary historical financial and other data prepared on a combined basis. These results present the insurance underwriting business as it has historically been operated by Aon. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes to those statements included elsewhere in this information statement. The statement of income data for each of the years ended December 31, 1999, 2000 and 2001 and the statement of financial position data as of December 31, 2001 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of income data for each of the years ended December 31, 1997 and 1998 set forth below are derived from our unaudited combined financial statements not included in this information statement. See "Index to Financial Statements and Schedules."

        The historical financial and other data have been prepared on a combined basis from Aon's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Aon's insurance underwriting and related businesses and give effect to allocations of expenses from Aon. Our historical financial and other data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(millions)
Statement of Income Data:
Revenue
Premiums and contract fees earned	$1,723	$1,815	$2,042	$2,133	$2,240
Net investment income	342	349	334	327	110
Realized investment gains (losses)	4	46	94	2	(22)

Total revenue	2,069	2,210	2,470	2,462	2,328
Benefits and expenses
Benefits to policyholders	842	896	973	1,037	1,111
General expenses	639	672	787	828	874
Amortization of deferred policy acquisition costs	208	216	247	215	217
Interest expense	42	42	42	42	42
Amortization of intangible assets	1	2	7	10	10
Unusual charges—World Trade Center	—	—	—	—	45

Total benefits and expenses	1,732	1,828	2,056	2,132	2,299

Income before income tax	337	382	414	330	29
Provision for income tax	125	141	153	122	11

Net income	$212	$241	$261	$208	$18

As of December 31, 2001
(millions)
Statement of Financial Position Data:
Total investments	$4,089
Total assets	7,319
Total policy liabilities	4,990
Notes payable allocated by Aon	600
Total liabilities	6,143
Total invested equity	1,176

	As of or For the Year Ended December 31,
	1997	1998	1999	2000	2001
	($ in millions)
Other Data:
Statutory policyholder surplus	$1,163	$1,056	$913	$983	$961
Statutory combined ratio	90.8%	93.6%	97.0%	93.0%	99.5%
Pretax operating income(1)	$333	$337	$320	$328	$120
Special charges	—	—	—	—	24
Operating Segment Data
Specialty property and casualty:
Premiums and contract fees earned	$743	$798	$965	$987	$991
Income before income tax(2)	75	87	93	100	86
Statutory combined ratio	90.0%	94.4%	99.4%	95.1%	99.8%
Specialty accident and health:
Premiums and contract fees earned	$980	$1,017	$1,077	$1,146	$1,249
Income before income tax(2)	172	186	186	193	176
Statutory combined ratio	90.9%	92.7%	95.0%	91.5%	98.7%
Total operating segments:
Income before income tax(2)	$247	$273	$279	$293	$262
Non-Operating Segment Data
Corporate and other:
Income (loss) before income tax(3)	$86	$64	$41	$35	$(142)

(1)
Excluding realized investment gains (losses), special charges and unusual charges.

(2)
Excluding special charges and unusual charges.

(3)
Excluding realized investment gains (losses).

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the distribution and our separation from Aon. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

        Our business, financial condition or results of operations could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. However, the risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and the Insurance Industry

  As we grow our specialty property and casualty insurance business, an area in which we have limited experience, our earnings could be more volatile and we may suffer significant losses.

        A key element of our strategy is to grow our specialty property and casualty insurance business, an area in which we historically have limited experience due to the perceived conflicts associated with our ownership by Aon. As these conflicts are eliminated by virtue of our separation from Aon, we expect to write additional lines of business and purchase less reinsurance with respect to our existing lines, thereby retaining more risk. If we fail to assess accurately the risks we assume, our earnings could be more volatile, causing our historical financial results to be inaccurate indicators of our future performance. As an independent company pursuing new business lines, we also will face substantial business and financial risks and uncertainties and may suffer significant losses. Our ability to succeed depends on, among other things, our ability to:

  •
  attract and retain personnel with underwriting, actuarial, claims and investment management experience;

  •
  capitalize on new business opportunities;

  •
  develop strong relationships with insurance brokers; and

  •
  maintain commercially acceptable ratings.

  As a property and casualty insurer, we will face losses from catastrophes, and we could face losses from war, terrorism and political unrest.

        Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophes can be caused by various unpredictable events, including earthquakes, hurricanes, severe winter storms, freezes, floods, fires, tornadoes and other natural disasters. Because the incidence and severity of catastrophes are inherently unpredictable, and because insurance companies typically do not reserve for a catastrophe until it has occurred, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially adversely affect our financial condition. Our ability to write new business also could be impacted. Although we will attempt to manage our exposure to catastrophic events, we cannot assure you that any such event will not materially adversely impact us.

        We also may have substantial exposure to losses resulting from man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable, and it is possible that recent events may lead to increased frequency and severity of occurrences. Because it is difficult to predict the incidence of these events with statistical certainty or to estimate the amount of loss an incident will generate, we cannot assure you that our premiums will be adequate to cover these risks. Although we intend to exclude acts of terrorism from policies we issue where practicable, we may not be able to eliminate completely our exposure to terrorist acts, and we cannot assure you that these acts will not materially adversely affect us.

  Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

        Our results historically have not been subject to significant fluctuations. However, as we enter new lines of business and markets, uncertainties in the insurance industry could affect our results. Insurance industry developments that can significantly affect our financial performance include:

  •
  rising levels of costs that are not known by insurers at the time they price their products;

  •
  volatile and unpredictable developments, including weather-related and other natural and man-made catastrophes;

  •
  changes in levels of capacity and demand, including reinsurance capacity;

  •
  changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liabilities develop; and

  •
  the long-tail and volatile nature of the reinsurance business, which may impact operating results and limit opportunities for adequate returns.

  The World Trade Center attacks may adversely affect our results through unexpected charges.

        On September 11, 2001, the World Trade Center towers were destroyed. A total of 175 employees of Aon, including three of our employees, occupied space on certain of the higher floors of one of the towers and are either confirmed or presumed dead. A $45 million pretax unusual charge related to this event is included in our combined statements of income for 2001. This charge represents insurance benefits, net of approximately $147 million of reinsurance recoveries, provided under insurance policies issued by our Combined Insurance Company of America subsidiary for Aon's U.S. based employees. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by Combined Insurance Company of America to cover U.S. based employees of subsidiaries of Aon, and legal actions have been filed by Combined Insurance Company of America (in New York) and the reinsurers (in the United Kingdom). This amount is in addition to the $45 million of costs we have already expensed. If the legal proceedings relating to the Business Travel Accident policy were ultimately determined adversely to us, we could be unable to recover some or all of the $90 million but would remain financially responsible for the underlying coverage, which would adversely affect our results.

  A decline in our financial strength and claims-paying ability ratings may increase policy cancellations and negatively impact new sales of insurance products.

        Financial strength and claims-paying ability ratings have become increasingly important factors in establishing the competitive position of insurance companies. These ratings are based upon criteria established by the rating agencies for the purpose of rendering an opinion as to an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. They are not evaluations directed toward the protection of investors, nor are they recommendations to buy, sell or hold our securities. Periodically, the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. A downgrade, or the potential for a downgrade, of our ratings could, among other things, increase the number of policy cancellations, adversely affect relationships with brokers, retailers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete.

        Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.), our principal property and casualty insurance company subsidiary, is currently rated "A+" by A.M. Best Company. Combined Insurance Company of America, the principal insurance subsidiary that underwrites our specialty accident and health insurance business, is currently rated "A" by A.M. Best Company, "A+" for financial strength (on CreditWatch with negative implications) by Standard and Poor's Ratings Services and A1 for financial strength (currently on review for possible downgrade) by Moody's Investors Service. Standard & Poor's recently lowered the counterparty credit and financial strength ratings on Combined Insurance Company of America from "AA" to "A+." We cannot assure you that one or more of the rating agencies will not downgrade or withdraw their financial strength or claims-paying ability ratings as a result of the distribution or for some other reason in the future.

  Changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        Our insurance underwriting subsidiaries carry a substantial investment portfolio of fixed-maturity, equity and other long-term investments. As of December 31, 2001, our fixed-maturity investments (94% of which were investment grade) had a carrying value of $2.1 billion, our equity investments had a carrying value of $363 million and our other long-term investments and limited partnerships had a carrying value of $551 million. Accordingly, changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        For example, changes in domestic and international interest rates directly affect our income from, and the market value of, fixed-maturity investments. Similarly, general economic conditions, stock market conditions and other factors beyond our control affect the value of our equity investments. We monitor our portfolio for "other than temporary impairments" in carrying value. For securities judged to have an "other than temporary impairment," we will need to recognize a realized loss through the statement of income to write down the value of those securities.

  We face significant competitive pressures in our businesses.

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims-paying ability ratings and name recognition. We compete with a large number of insurance companies and other financial services providers and, with respect to our extended warranty business, third-party administrators, manufacturers and distributors.

        Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do, which can adversely affect our ability to compete for business. Some underwriters also have higher claims-paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations.

        In addition, the increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

  •
  an increase in capital-raising by insurance underwriting companies, resulting in new entrants to our markets and an influx of capital into the industry;

  •
  the enactment of the Gramm-Leach-Bliley Act of 1999, which, among other things, permits financial institutions, such as banks and savings and loans, to sell insurance products, also resulting in new entrants to our markets;

  •
  the implementation of commercial lines deregulation in several states, increasing competition from regulated carriers for our excess and surplus lines of business; and

  •
  the establishment of programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage.

        New competition as a result of these developments could cause the demand for our products and services to diminish, which could adversely affect our results of operations and financial condition.

  Our financial results could be adversely affected if our reserves differ from actual experience.

        We maintain reserves as an estimate of our liability under insurance policies we issue. The reserves that we maintain that could cause variability in our financial results consist of (1) unearned premium reserves, (2) policy and contract claim reserves and (3) future policy benefit reserves. Unearned premium reserves generally reflect our liability to return premiums we have collected under policies in the event of the lapse or cancellation of those policies. Under accounting principles generally accepted in the United States, premiums we have collected generally become "earned" over the life of a policy by means of a reduction in the amount of the unearned premium reserve associated with the policy. Unearned premium reserves are particularly significant with respect to our warranty business, given that the premiums we receive for warranty products generally cover an extended period of time. If there are significant lapses or cancellations of these types of policies, and therefore premiums are not earned as expected, it may be necessary to accelerate the amortization of deferred acquisition expenses associated with the policies because these deferred expenses are amortized over the projected life of the policies.

        Policy and contract claim reserves reflect our estimated liability for unpaid claims and claims adjustment expenses, including legal and other fees and general expenses for administering the claims adjustment process, and for reported and unreported losses incurred as of the end of each accounting period. If the reserves originally established for future claims prove inadequate, we would be required to increase our liabilities, which could have an adverse effect on our business, results of operations and financial condition.

        The obligation for policy and contract claims does not represent an exact calculation of liability. Rather, reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates represent informed judgments based on our assessment of currently available data, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. Many of these factors are not quantifiable in advance and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are periodically refined as experience develops and further losses are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting the level of reserves for policy and contract claims is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

        Future policy benefit reserves generally reflect our liability to provide future life insurance benefits and future accident and health insurance benefits on guaranteed renewable and non-cancellable policies. Future policy benefit reserves on accident and health and life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

  We are subject to a number of contingencies and legal proceedings which, if determined adversely to us, would adversely affect our financial results.

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. The litigation naming us as a defendant ordinarily involves our activities as a provider of insurance products or employer. It is possible that, if determined adversely to us, these contingencies and legal proceedings could materially adversely affect our future financial results. For additional information, please see "Our Business—Legal Proceedings" on page 66.

  Our businesses are subject to extensive governmental regulation which could adversely affect our operations.

        Our businesses are subject to extensive federal, state and foreign governmental regulation and supervision, which could adversely affect our operations by increasing the costs of regulatory compliance, limiting or restricting the products or services we sell or the methods by which we sell our products and services or subjecting our businesses to the possibility of regulatory actions or proceedings.

        Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. In the United States, this system of regulation, generally administered by a department of insurance in each state in which we do business, affects the way we can conduct our insurance underwriting business. Furthermore, state insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

        Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, age, race, disability and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation do affect the insurance industry generally and our insurance underwriting subsidiaries in particular. Moreover, recently adopted federal financial services modernization legislation and privacy laws are expected to lead to additional federal regulation of the insurance industry in the coming years. With respect to our international operations, the degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. In addition to licensing requirements, we are subject to various regulations relating to, among other things, currency, policy language and terms, reserves and the amount of local investment. These various regulations add to our cost of doing business through increased compliance expenses, the financial impact of use of capital restrictions and increased training and employee expenses. Furthermore, the loss of a license in a particular jurisdiction could restrict or eliminate our ability to conduct business in that jurisdiction.

        In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurance can be given that our insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past.

  We are a holding company and, therefore, may not be able to receive dividends in needed amounts.

        Our principal assets are the shares of capital stock of our subsidiaries, including our insurance underwriting companies. We have to rely on dividends from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying dividends to stockholders and corporate expenses. Payments from our underwriting subsidiaries are limited by governmental regulation and will depend on the surplus and future earnings of these subsidiaries. In some circumstances, specific payments from our insurance underwriting subsidiaries may require prior regulatory approval, and we may not be able to receive dividends from these subsidiaries at times and in the amounts we anticipate.

  The volume of premiums we write and our profitability are affected by the availability of reinsurance and the size and adequacy of our capital base.

        We purchase reinsurance for certain of the risks underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of business we are able to write and our profitability. We cannot assure you that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments. Either of these potential developments could adversely affect our underwriting business.

        The level of business we are able to write also depends on the size and adequacy of our capital base. Many state insurance laws to which we are subject impose risk-based capital requirements for purposes of regulating insurer solvency. Insurers having less statutory surplus than that required by the risk-based capital model formula generally are subject to varying degrees of regulatory scrutiny and intervention, depending on the level of capital inadequacy. Although we intend to increase the volume of premiums we write as part of our growth strategy, we may not be able to raise the necessary capital to do so.

  We cannot guarantee that our reinsurers will pay in a timely fashion, if at all.

        To better manage our portfolio of underwriting risk, we may, from time to time, purchase reinsurance by transferring part of the risk that we will assume (known as ceding) to a reinsurance company in exchange for part of the premium that we will receive in connection with the risk. Although reinsurance would make the reinsurer liable to us to the extent the risk were transferred (or ceded) to the reinsurer, it would not relieve us of our liability to our policyholders. Accordingly, we will bear credit risk with respect to our reinsurers, if any. We cannot assure you that our reinsurers, if any, will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis.

Risks Related to Our Separation from Aon Corporation

  We could incur significant tax liability if the distribution becomes a taxable event.

        Although the distribution is expected to be free from U.S. federal income tax as of the distribution date, it could be rendered taxable as a result of subsequent actions or events. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Aon for, taxes and resulting liabilities imposed upon Aon with respect to the distribution. For more information, see "Our Relationship With Aon Corporation After the Distribution—Tax Sharing and Disaffiliation Agreement."

        The distribution could become taxable to Aon if:

  •
  acquisitions involving 50% or more of our stock (by vote or value) are found to be part of a plan (or a series of related transactions) of which the distribution is a part; or

  •
  acquisitions involving 50% or more of Aon common stock (by vote or value) are found to be part of a plan (or a series of related transactions) of which the distribution is a part.

        If the distribution were not to qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, a very substantial tax would be payable by Aon and its stockholders. In general, Aon would be subject to tax as if it had sold the Combined Specialty business in a taxable sale, and the Aon stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of the Combined Specialty common stock distributed to them. For a more complete discussion of the U.S. federal income tax consequences of the distribution being rendered taxable, see "The Distribution—Important Tax Consequences."

        Although the taxes described above generally would be imposed on Aon and its stockholders, we would be liable for all or a portion of these taxes in the circumstances described below. First, as part of the distribution, we will enter into a Tax Sharing and Disaffiliation Agreement with Aon. This agreement will allocate between Aon and us the taxes and liabilities relating to any failure of the distribution to be tax-free. For more information regarding the Tax Sharing and Disaffiliation Agreement, see "Our Relationship With Aon Corporation After the Distribution—Tax Sharing and Disaffiliation Agreement." Second, aside from the Tax Sharing and Disaffiliation Agreement, under U.S. federal income tax laws, we and Aon would be jointly and severally liable for Aon's U.S. federal income taxes resulting from the distribution being taxable. This means that even if we are not required to indemnify Aon for any liabilities and expenses if the distribution fails to be tax-free, we may still be liable for all or any part of these liabilities.

  We may not realize the expected benefits from our separation from Aon.

        We cannot assure you that we will realize the benefits we have described elsewhere in this information statement. In addition, we will incur significant costs, which may be greater than those for which we have planned, and we will bear the negative effects of our separation from Aon, including loss of access to the financial, managerial and professional resources from which we have benefited in the past, regardless of whether we are able to realize any benefits of the distribution.

  We have not previously operated as an independent company, and our new management team has been assembled only a short time.

        We have not previously operated as an independent public company, and our management has no experience, as a group, in operating our business as a stand-alone entity. Following our separation from Aon, we will be fully responsible for arranging our own funding, for managing all of our own administrative and employee arrangements and for supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate incentive compensation and stock incentive plans for our employees and will develop our own compliance and administrative procedures as necessary for a publicly held company. In addition, we will seek to aggressively grow our specialty property and casualty lines of business, an area in which we currently have limited resources. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Although the individual members of our senior management team have significant insurance industry experience, they previously have not worked together as a group. Accordingly, while the insurance underwriting business has been profitable as a part of Aon, we cannot assure you that, as an independent company pursuing new business lines, our revenues and profits will continue at the same level. Moreover, the inability of our senior management to function cohesively could delay or prevent us from implementing fully our business strategy, which could have a material adverse effect on our results.

  Our historical financial data may not be representative of our results as a separate company and, therefore, may not be reliable as an indicator of our performance.

        The historical financial data we have included in this information statement present the results of operations and financial position of our business as it has historically been operated by Aon.

Accordingly, it may not reflect what our results of operations and financial position would have been had we operated as a separate, stand-alone entity during the periods shown or what our results of operations and financial position will be in the future. This is because:

  •
  we have made adjustments and allocations, primarily with respect to corporate-level adjustments and administrative functions, because Aon did not account for us as, and we were not operated as, a single, stand-alone business for all periods presented; and

  •
  the information does not reflect changes that we expect to occur in the future as a result of our separation from Aon, including tax, employee and transition services matters and the establishment of new offices.

        For additional information about our past financial performance, see "Selected Historical Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The membership of Aon's Chairman and Chief Executive Officer on our Board of Directors may hinder our ability to successfully take advantage of new business opportunities.

        One of our directors also serves as the Chairman and Chief Executive Officer of Aon and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions, financings or other corporate opportunities that may be suitable for both Aon and us. We have established procedures in our restated certificate of incorporation for resolving these potential conflicts which may not benefit us or our stockholders. In addition, our restated certificate of incorporation contains provisions relating to the allocation of business opportunities between Aon and us. Although Aon does not directly compete with us at the present time, our restated certificate of incorporation provides that, unless otherwise specified in a written agreement between Aon and us, Aon will have no duty to refrain from engaging in the same or similar activities or lines of business as we engage in or from doing business with any of our clients, customers or vendors. As a result, it may be more difficult for us to pursue successfully new business opportunities available to both Aon and us, which could limit our potential sources of revenue and growth. See "Our Relationship With Aon Corporation After the Distribution—Allocation of Corporate Opportunities" for a description of allocation of business opportunities between Aon and us.

  We may not be able to fund our future capital requirements internally or obtain third-party financing.

        In the past, our working capital requirements have been met from internally-generated cash flow. Following the distribution, however, we may be required or choose to obtain additional debt or equity financing to meet our future working capital requirements, as well as to fund capital expenditures and acquisitions. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, including the payment of dividends. To the extent we must obtain financing from external sources to fund our capital requirements, we cannot guarantee that financing will be available on favorable terms and any financing may not be at interest rates as favorable as those historically enjoyed by Aon.

  The transition services to be provided for us by Aon may be difficult for us to perform or replace without operational problems.

        We will enter into an agreement with Aon pursuant to which Aon will provide for us certain transition services in various countries around the world for a period of time following the distribution. These services include information systems and telecommunications, human resources, finance and accounting and other administrative services. If, after the expiration of the agreement, we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect to receive from Aon, we may experience operational problems. In addition, since the agreement is being negotiated in the overall context of the distribution, if we cannot perform these services internally, we may have to pay higher prices for similar services from unaffiliated third parties. See "Our Relationship With Aon Corporation After the Distribution—Transition Services Agreement."

  Following our separation from Aon, we may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.

        Prior to our separation from Aon, we were able to take advantage of Aon's size and purchasing power in procuring goods, services and technology, such as computer software licenses. As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the separation.

Risks Related to Ownership of Our Common Stock

  There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the distribution.

        There has been no prior trading market for our common stock, and we cannot assure you as to the price at which our common stock will trade after the distribution date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

  •
  our financial results;

  •
  developments generally affecting the insurance industry;

  •
  general economic and industry conditions;

  •
  the depth and liquidity of the market for our common stock;

  •
  our dividend policy; and

  •
  investor perceptions of us and our business.

        For more information, see "The Distribution—Market for Our Common Stock."

  Certain provisions of our restated certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, may discourage takeover attempts which could preclude our stockholders from receiving a change of control premium.

        Certain provisions of our restated certificate of incorporation and by-laws and of Delaware law have the effect of delaying or preventing changes in control that a stockholder may consider favorable. These provisions include the following:

  •
  a classified Board of Directors with three-year staggered terms;

  •
  the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  •
  stockholder action to be taken only at a special or regular meeting;

  •
  advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings;

  •
  removal of directors only for cause; and

  •
  supermajority voting requirements to amend the by-laws and certain provisions of the restated certificate of incorporation.

        Our restated certificate of incorporation also permits our Board of Directors to take into account, in determining whether to take or refrain from taking corporate action on any matter, including proposing any matter to stockholders, both the long-term and short-term interests of our company and our stockholders (including the possibility that these interests may be best served by the continued independence of our company), as well as the interests of our creditors, customers, employees and other constituencies, including the effect upon communities in which we do business.

        While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could also limit our stockholders' opportunity to dispose of their shares at the premium prices typically associated with such takeover attempts. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Our Capital Stock" and "Certain Anti-Takeover Effects of Provisions of Our Restated Certificate of Incorporation and By-Laws and of Delaware Law."

        We are also subject to state statutes governing insurance holding company systems which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. Control would be presumed to exist under most state insurance laws with the acquisition of 10% or more of our outstanding voting securities. Certain of our foreign insurance company subsidiaries are also subject to laws which may require prior regulatory approval of a change of control. Applicable state and foreign insurance company laws and regulations could delay or impede a change of control of our company.

FORWARD-LOOKING STATEMENTS

        This information statement and other materials we have filed or will file with the SEC (as well as information included in our oral or other written statements) contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, the anticipated effects of the distribution. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to:

  •
  general economic conditions in the United States and other countries throughout the world in which we do business;

  •
  fluctuations in global equity and fixed-income markets;

  •
  changes in commercial property and casualty premium rates;

  •
  the competitive environment;

  •
  the actual cost of resolution of contingencies;

  •
  the loss of current customers or the inability to obtain new customers;

  •
  changes in the availability, cost and collectability of reinsurance;

  •
  changes in the coverage terms, including deductibles and limits, selected by insurance customers;

  •
  changes in asset valuations;

  •
  consolidation and restructuring in the insurance industry; and

  •
  the factors described under "Risk Factors."

        You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

THE DISTRIBUTION

Background and Reasons for the Distribution

        We believe that operating as an independent company will present us with opportunities to increase our product and service offerings and to seek new business through Aon and other brokerage channels throughout the world. Whereas in the past excess cash flow generated by our business was distributed to Aon to help grow its brokerage business, we will now be able to invest excess cash flow in our own businesses, allowing us to grow our commercial property and casualty business. We also expect that, as a result of our separation from Aon, we will have direct access to the capital markets and the ability to attract and retain key employees through the use of stock-based incentive plans that directly link their compensation with our financial performance.

        In addition, the separation is expected to facilitate capital-raising by Aon and allow Aon to attract and retain key employees through the use of stock-based incentive plans that more directly link their compensation with Aon's financial performance.

  Avoidance of Conflicts

        Historically, we have not been able to fully exploit business opportunities due to the perceived conflicts associated with our relationship with Aon. For example, we have refrained from offering our extended warranty products and services through insurance brokers that compete with Aon. Independent brokers have been reluctant to do business with us because they believed that any fees or information provided to us would ultimately benefit Aon's competing brokerage business. These brokers also have been concerned that any information gleaned by us regarding their clients and their clients' insurance needs would be shared with Aon's competing brokerage business to solicit new business from these clients. Similarly, competing underwriters have feared that Aon brokers could share information with us in an effort to help us secure desirable business or, alternatively, seek price quotes from them only for undesirable business. Following the distribution, however, we expect that we will be able to quickly expand our specialty property and casualty coverages and develop more business from independent brokers.

  Incentive Compensation for Key Employees

        We believe that having a separate, publicly traded equity security will create a highly effective incentive tool for motivating senior management and attracting and retaining talented employees at all levels of the company. Following the distribution, our stock price will be heavily influenced by our operational and financial performance. This direct link between our operational and financial performance and stock price performance should create an effective incentive system and should serve to enhance the levels of dedication, commitment and productivity of our management and other employees. In addition, the impact of this form of incentive system on our performance should grow as management and employee ownership in our company increases through participation in stock-based incentive programs.

Manner of Effecting the Distribution

        The general terms and conditions relating to the distribution are set forth in the Distribution Agreement between Aon and us. See "Our Relationship With Aon Corporation After the Distribution—Distribution Agreement."

        On the distribution date, Aon will effect the distribution by delivering all of the outstanding shares of our common stock to EquiServe Trust Company, NA, as distribution agent, for distribution to the holders of record of Aon common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of Combined Specialty common stock for every three shares of Aon common stock held on the record date. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See "Description of Our Capital Stock." A book-entry account statement reflecting your ownership of Combined Specialty shares will be mailed to you, or your brokerage account will be credited for the shares, on or about May    , 2002.

        Fractional shares of Combined Specialty common stock will not be issued to Aon stockholders as part of the distribution. Instead, each holder of Aon common stock who would otherwise be entitled to receive a fractional share will receive cash for those fractional interests. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Aon stockholders otherwise entitled to those fractional interests. Aon will pay all brokers' fees and commissions in connection with the sale of fractional interests. See "The Distribution—Important Tax Consequences" for a discussion of the U.S. federal and non-U.S. income tax treatment of proceeds from fractional shares.

Accounting Treatment

        The distribution will be accounted for on a historical cost basis, and no gain or loss will be recorded.

Important Tax Consequences

        The tax treatment of an Aon stockholder may vary depending upon the stockholder's particular situation, and some Aon stockholders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons who do not hold Aon common stock as capital assets, employees of Aon, non-U.S. holders of Aon common stock and individuals who hold Aon common stock as part of a straddle or conversion transaction) may be subject to special rules not discussed below. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN AND OTHER TAX RULES, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

  U.S. Federal Income Tax

        The following summarizes the material U.S. federal income tax consequences of the distribution. The discussion that follows is based on and subject to the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations under the Code, existing administrative interpretations and court decisions as of the date of this information statement, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. The following discussion does not address the effects of the distribution under any state, local or foreign tax laws.

        It is a condition to the distribution that Aon receive a private letter ruling from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution, substantially to the effect that, among other things:

  •
  no gain or loss will be recognized by us or Aon upon the transfer (or contribution) of assets from Aon to us and the assumption of some liabilities by us;

  •
  the distribution will qualify as a tax-free distribution under Section 355 of the Code;

  •
  subject to limited exceptions, no gain or loss will be recognized by Aon upon the distribution of all of its shares of Combined Specialty common stock to the stockholders of Aon;

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, the Aon stockholders as a result of their receipt of Combined Specialty common stock in the distribution, subject to customary exceptions;

  •
  in connection with the distribution, a stockholder's basis in Aon common stock will be apportioned between the Aon common stock and the Combined Specialty common stock received in the distribution in accordance with their relative fair market values immediately before the distribution; and

  •
  the holding period of the Combined Specialty common stock received in the distribution will include the holding period of the Aon common stock with respect to which the Combined Specialty common stock will be distributed, provided the Aon common stock is held as a capital asset on the date of the distribution.

        The private letter ruling will generally be binding on the U.S. Internal Revenue Service. However, the ruling will be based upon various factual representations and assumptions, as well as upon undertakings to which we and Aon have agreed. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in a material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in a material respect, any undertaking were not complied with or the facts upon which the ruling is based were materially different from the facts at the time of the distribution, the ruling received from the U.S. Internal Revenue Service might be invalid.

        Some acquisitions of the stock of Combined Specialty or Aon prior to, or following, the distribution might cause the distribution to be taxable, for federal income tax purposes, to Aon (but not its stockholders) if the acquisitions involve, in the aggregate, 50% or more (by vote or value) of the stock of Combined Specialty or Aon and are found to be part of a plan (or series of related transactions) of which the distribution is a part. Acquisitions of Combined Specialty or Aon stock occurring during the four-year period beginning two years before, and ending two years after, the distribution are presumed to be part of a plan (or series of related transactions) of which the distribution is a part.

        If the contribution or the distribution were not to qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, a very substantial tax would be payable by Aon. Such a tax would generally be based on the excess of the gross fair market value of the Combined Specialty business over the tax basis of the assets included in that business (which tax basis is expected to be small relative to the fair market value). If the distribution were not to qualify for tax-free treatment for U.S. federal income tax purposes (other than by reason of acquisitions described in the preceding paragraph), then, in general, a very substantial tax also would be payable by the Aon stockholders. In general, an Aon stockholder would be treated as having received a distribution equal to the fair market value of the Combined Specialty common stock on the date of distribution. The distribution would be taxed as ordinary dividend income to the extent not in excess of Aon's current and accumulated earnings and profits. Thereafter, the distribution would decrease (but not below zero) an Aon stockholder's tax basis in his or her Aon common stock, and the distribution would be taxed as gain from the sale or exchange of Aon common stock.

        Under U.S. federal income tax laws, we and Aon would be jointly and severally liable for Aon's U.S. federal income taxes resulting from the contribution or distribution being taxable. As summarized below under "Our Relationship With Aon Corporation After the Distribution—Tax Sharing and Disaffiliation Agreement," we will enter into arrangements with Aon relating to tax sharing and other tax matters, including indemnification by us and Aon of each other with respect to the failure of the contribution of our business or the distribution to be tax-free.

        U.S. Treasury Regulations require each Aon stockholder to attach to its U.S. federal income tax return for the year of the distribution a detailed statement setting forth data as may be appropriate in order to show the applicability of Section 355 of the Code to the distribution. Within a reasonable time after the distribution, Aon will provide its stockholders with the information necessary to comply with these requirements and information regarding the allocation of the tax basis as described in the fifth bullet point above in this section. The private letter ruling, if received by Aon, will not specifically address the tax basis allocation rules applicable to stockholders who hold blocks of Aon common stock with different per share tax bases, and these stockholders should consult their own tax advisors in that regard. ALL AON STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND ANY CHANGES IN U.S. FEDERAL INCOME TAX LAW THAT MAY OCCUR AFTER THE DATE OF THIS INFORMATION STATEMENT.

  U.K. Income Tax

        The following summary is of a general nature based on our understanding of current law and practice in the United Kingdom relating to certain aspects of U.K. taxation. The discussion that follows relates to the position of persons who are the absolute beneficial owners of Aon common stock and who will become the absolute beneficial owners of Combined Specialty common stock and may not apply to certain classes of persons (such as dealers, persons connected with Aon and participants in certain of Aon's stock plans) to whom special rules may apply. PROSPECTIVE STOCKHOLDERS WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM OR WHO MAY BE UNSURE AS TO THEIR TAX POSITION SHOULD SEEK THEIR OWN PROFESSIONAL ADVICE.

        The receipt of Combined Specialty common stock and cash paid in lieu of fractional shares will be treated as income taxable under Case V of Schedule D for stockholders who are within the charge to U.K. income tax. For U.K. income tax purposes, this income will be grossed up at the Schedule F ordinary rate (currently 10%), but treated as having already borne tax at the Schedule F ordinary rate. Stockholders who are not subject to income tax at the higher rate therefore will have no further income tax liability in respect of this income. Stockholders who are subject to income tax at the higher rate on the grossed up amount will be subject to income tax on an amount equal to the difference between the Schedule F ordinary rate and the Schedule F upper rate (currently 32.5%) on the grossed up amount.

        The amount of income before grossing up as described above (the net amount) which a stockholder will be treated as receiving will be an amount equal to the aggregate of:

  •
  the market value of the Combined Specialty common stock received; and

  •
  the sterling equivalent of any cash amount received in lieu of fractional shares.

        Stockholders who are within the charge to U.K. corporation tax will be subject to U.K. corporation tax on the net amount as defined above.

        Disposal of the Combined Specialty common stock may give rise to a chargeable gain or allowable loss for stockholders who are within the charge to U.K. capital gains tax or corporation tax on chargeable gains. For the purposes of U.K. capital gains tax or corporation tax on chargeable gains, those stockholders will be treated as having acquired their Combined Specialty common stock for an amount equal to their market value on the distribution date.

  U.K. Stamp Duty and Stamp Duty Reserve Tax

        Where a "conveyance or transfer on sale" is executed in relation to the Combined Specialty common stock and is either executed in the United Kingdom or relates to any matter or thing done or to be done in the United Kingdom, it would be necessary to pay U.K. ad valorem stamp duty on it (together with any late payment interest or penalties) in order to rely on it in U.K. civil proceedings. U.K. stamp duty reserve tax will not be chargeable on agreements to transfer shares of Combined Specialty common stock.

  Canada Income Tax

        Canadian stockholders who receive shares of Combined Specialty common stock in the distribution are generally considered to be in receipt of a taxable foreign dividend. However, a tax deferral of the income is allowed, on an elective basis, in respect of certain distributions to Canadian resident stockholders. It is expected that the distribution of Combined Specialty common stock will qualify for the election.

        The election is available for stockholders who are individuals, trusts and corporations. By electing under Section 86.1 of the Income Tax Act with respect to the distribution, a stockholder will be able to exclude from income the amount that, but for the election, would be considered a taxable foreign dividend. However, if this election is made, the adjusted cost base of the shares of Combined Specialty common stock will not be their fair market value. Instead, the cost of the Aon common stock (that generated the distribution of the Combined Specialty common stock) will be allocated between the Aon common stock and the Combined Specialty common stock.

Market for Our Common Stock

        There is no existing market for our common stock. Our common stock will be traded on the New York Stock Exchange under the symbol "        ." We also expect that a "when-issued" trading market for our common stock will develop on or shortly before the record date. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. However, we cannot predict the trading prices for our common stock before or after the distribution date. The trading prices for our common stock is likely to fluctuate, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

  •
  our financial results;

  •
  developments generally affecting our business;

  •
  general economic and market conditions;

  •
  the depth and liquidity of the market for our common stock;

  •
  our dividend policy;

  •
  investor perceptions of our business and us; and

  •
  the impact of the factors referred to in "Risk Factors" beginning on page 8.

        We have appointed                        to serve as transfer agent and registrar for our common stock.

        As of February 25, 2002, Aon had 11,912 stockholders of record. Except for those stockholders who would be entitled to receive less than one whole share of our common stock in the distribution, and assuming that each stockholder is a stockholder of record on the record date, each Aon stockholder will become a Combined Specialty stockholder of record. Shares of our common stock distributed to Aon stockholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Distribution Conditions and Termination

        We expect that the distribution will be effective on the distribution date, May    , 2002, provided that, among other things:

  •
  the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to the registration statement is in effect;

  •
  we and Aon have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

  •
  we and Aon have received all consents, orders or approvals required under the insurance laws and regulations of states or other political subdivisions of the United States or of foreign jurisdictions in which we transact business;

  •
  Aon has received a favorable tax ruling from the U.S. Internal Revenue Service, and the ruling has not been revoked or modified in any material respect;

  •
  the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

  •
  Aon has completed the transfer of assets and liabilities relating to its insurance underwriting business to us as described in this information statement; and

  •
  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Distribution Agreement, is in effect.

        The fulfillment of the foregoing conditions will not create any obligation on Aon's part to effect the distribution, and Aon's Board of Directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Aon's Board of Directors may also waive any of these conditions.

DIVIDEND POLICY

        The declaration and amount of future dividends will be at the discretion of our Board of Directors. We expect that the declaration and amount of dividends will depend on our earnings after the distribution and any other factors that the Board believes are relevant, including, but not limited to, regulatory restrictions on the ability of our insurance company subsidiaries to pay dividends to us. See "Risk Factors" beginning on page 8.

FINANCING

        We expect that, on or prior to the distribution date, Aon will make additional contributions of capital to us. We also expect to raise additional capital. In connection with the distribution, $600 million of Aon's debt will be effectively allocated to us as part of our capital structure.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2001. The table assumes that, in connection with the distribution, $600 million of Aon's debt will be effectively allocated to us as part of our capital structure.

        You should read this table together with "Selected Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes to those statements included elsewhere in this information statement.

As of December 31, 2001
(millions)
Notes payable allocated by Aon	$600
Invested equity
Owner's net investment	1,311
Accumulated other comprehensive loss	(135)

Total invested equity	1,176

Total capitalization	$1,776

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following table sets forth our selected historical financial and other data prepared on a combined basis. These results present the insurance underwriting business as it has historically been operated by Aon. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes to those statements included elsewhere in this information statement. The statement of income data for each of the years ended December 31, 1999, 2000 and 2001 and the statement of financial position data as of December 31, 2000 and 2001 set forth below are derived from our unaudited combined financial statements included elsewhere in this information statement. The statement of income data for each of the years ended December 31, 1997 and 1998 and the statement of financial position data as of December 31, 1997, 1998 and 1999 set forth below are derived from our audited combined financial statements not included in this information statement. See "Index to Financial Statements and Schedules."

        The historical financial and other data have been prepared on a combined basis from Aon's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Aon's insurance underwriting and related businesses and give effect to allocations of expenses from Aon. Our historical financial and other data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(millions)
Statement of Income Data:
Revenue
Premiums and contract fees earned	$1,723	$1,815	$2,042	$2,133	$2,240
Net investment income	342	349	334	327	110
Realized investment gains (losses)	4	46	94	2	(22)

Total revenue	2,069	2,210	2,470	2,462	2,328
Benefits and expenses
Benefits to policyholders	842	896	973	1,037	1,111
General expenses	639	672	787	828	874
Amortization of deferred policy acquisition costs	208	216	247	215	217
Interest expense	42	42	42	42	42
Amortization of intangible assets	1	2	7	10	10
Unusual charges—World Trade Center	—	—	—	—	45

Total benefits and expenses	1,732	1,828	2,056	2,132	2,299

Income before income tax	337	382	414	330	29
Provision for income tax	125	141	153	122	11

Net income	$212	$241	$261	$208	$18

	As of December 31,
	1997	1998	1999	2000	2001
	(millions)
Statement of Financial Position Data:
Total investments	$4,664	$4,723	$4,454	$4,427	$4,089
Total assets	6,935	7,063	7,252	7,360	7,319
Total policy liabilities	4,441	4,813	4,980	4,977	4,990
Notes payable allocated by Aon	600	600	600	600	600
Total liabilities	5,529	5,830	6,196	6,182	6,143
Total invested equity	1,406	1,232	1,056	1,178	1,176
	As of or For the Year Ended December 31,
	1997	1998	1999	2000	2001
	($ in millions)
Other Data:
Statutory policyholder surplus	$1,163	$1,056	$913	$983	$961
Statutory combined ratio	90.8%	93.6%	97.0%	93.0%	99.5%
Pretax operating income(1)	$333	$337	$320	$328	$120
Special charges	—	—	—	—	24
Operating Segment Data
Specialty property and casualty:
Premiums and contract fees earned	$743	$798	$965	$987	$991
Income before income tax(2)	75	87	93	100	86
Statutory combined ratio	90.0%	94.4%	99.4%	95.1%	99.8%
Specialty accident and health:
Premiums and contract fees earned	$980	$1,017	$1,077	$1,146	$1,249
Income before income tax(2)	172	186	186	193	176
Statutory combined ratio	90.9%	92.7%	95.0%	91.5%	98.7%
Total operating segments:
Income before income tax(2)	$247	$273	$279	$293	$262
Non-Operating Segment Data
Corporate and other:
Income (loss) before income tax(3)	$86	$64	$41	$35	$(142)

(1)
Excluding realized investment gains (losses), special charges and unusual charges.

(2)
Excluding special charges and unusual charges.

(3)
Excluding realized investment gains (losses).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 1999, 2000 and 2001. Also discussed is our financial position as of December 31, 2001. You should read this discussion in conjunction with our historical combined financial statements and notes to those combined statements included elsewhere in this information statement.

Overview

        On April 20, 2001, Aon's Board of Directors approved, in principle, a plan to spin off its insurance underwriting businesses to Aon's common stockholders, creating two independent, publicly traded companies. The spin-off would take the form of a tax-free stock dividend of the outstanding shares of common stock of Combined Specialty Corporation, a new company formed in September 2001 to hold the insurance underwriting businesses. The transaction requires final Board approval, a favorable Internal Revenue Service tax ruling and certain insurance regulatory approvals and is currently expected to be completed in spring 2002.

        We provide specialty insurance products and other insurance-related services to both corporate clients and individuals in the United States and several other countries. We have two operating segments: specialty property and casualty and specialty accident and health. These segments are based on client type and services or products delivered. We also have a third, non-operating segment, corporate and other. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and investment income and interest credited on our investment-type insurance contracts. Expenses in this segment include interest expense on notes payable and other unallocable corporate and administrative costs. See "—Operating Segments" and "—Non-Operating Segment" below for a more detailed discussion of these segments. The financial information discussed below and included in this information statement may not be indicative of our future financial results due to the following: (1) planned expansion of the specialty property and casualty business, (2) the securitization of the vast majority of our limited partnership portfolio, as discussed below, which should significantly reduce the reported earnings volatility historically associated with these limited partnership investments and (3) unusual charges associated with the destruction of the World Trade Center. The financial results discussed below do not necessarily reflect what our financial results would have been had we operated as a separate, stand-alone entity during the periods presented.

        In October 2001, Aon announced plans to expand its underwriting operations to include property and casualty insurance policies to meet clients' growing demand for insurance coverage. These expanded operations are intended to be part of the spin-off and may require the raising of additional capital. The accounting policies for our business segments are identical to those described in note 1 to our combined financial statements, except as described in note 14 to our combined financial statements.

Critical Accounting Policies and Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these combined financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable period. On an ongoing basis, management evaluates its estimates, assumptions and judgments, including those related to revenue recognition, investments, intangible assets, reinsurance, income taxes, policy liabilities

(including future policy benefit reserves, unearned premium and contract fee reserves, and policy and contract claim reserves), retirement benefits and contingencies and litigation. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Management believes the following critical accounting policies, among others, affect its more significant estimates, assumptions and judgments used in the preparation of our combined financial statements.

  Unearned Premiums and Contract Fees

        The majority of our liabilities for unearned premiums and contract fees relate to extended service contracts and warranties. These policies and contracts provide coverage for multiple years in exchange for a single payment received at the origination of the coverage. The estimate of the amount of premiums and contract fees earned in any given accounting period and the associated amount of unearned premiums and contract fees at the end of that accounting period is significantly dependent on our estimates of (1) the total amount of claims that will ultimately be paid under these policies and contracts and (2) the periods in which those payments will be made (commonly referred to as the "claims emergence pattern"). If the actual claims emergence pattern differs from our estimates, our reported earned premiums may not match the incurrence of losses. If our estimate of the total amount of claims that will ultimately be paid differs from our initial expectations, we could be required to recognize additional reserves for these excess losses, subject to the prior write-off of any non-recoverable deferred acquisition costs.

  Deferred Policy Acquisition Costs

        Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred and reported as assets. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business are deferred and amortized as the related premiums and contract fees are earned. If our estimate of the total amount of claims that will ultimately be paid exceeds the amount estimated at the origination of the policies, we could be required to write-off all or a portion of deferred policy acquisition costs.

  Policy Liabilities

        To establish policy liabilities we rely upon estimates for reported and anticipated claims, our historical experience, other actuarial data and, with respect to accident and health and life liabilities, assumptions on investment yields. While management believes its estimation methodologies effectively measure these liabilities, a change from historical experience or material deviation from our underlying assumptions could affect the ultimate results that are reported in our combined financial statements.

  Contingencies

        We and our subsidiaries are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments of outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Special Charges

        In 2001, we recorded pretax special charges of approximately $24 million related to the restructuring of certain foreign operations, asset impairments and certain costs for exiting a state, which includes provisions for litigation matters. These special charges are included in general expenses on our combined statements of income.

Unusual Charges—World Trade Center

        On September 11, 2001, the World Trade Center towers were destroyed. A total of 175 employees of Aon, including three of our employees, occupied space on certain of the higher floors of one of the towers and are either confirmed or presumed dead. A $45 million pretax unusual charge related to this event is included in our combined statements of income for 2001. This charge represents insurance benefits, net of approximately $147 million of reinsurance recoveries, provided under insurance policies issued by our Combined Insurance Company of America subsidiary for Aon's U.S. based employees. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by Combined Insurance Company of America to cover U.S. based employees of subsidiaries of Aon, and legal actions have been filed by Combined Insurance Company of America (in New York) and the reinsurers (in the United Kingdom). This amount is in addition to the $45 million of costs we have already expensed. If the legal proceedings relating to the Business Travel Accident policy were ultimately determined adversely to us, we could be unable to recover some or all of the $90 million but would remain financially responsible for the underlying coverage, which would adversely affect our results.

Shared Services

        Historically, our operating units have received an allocation from Aon for various shared services, which include, but are not limited to: employee compensation and benefits, internal audit, corporate services, treasury and investor relations, real estate, insurance, information technology, telecommunications, taxes, legal services and payroll.

        The costs related to these shared services have been allocated to us under one of two methods, either as a direct charge for items relating specifically to the insurance underwriting businesses or as a corporate allocation. Expenses related to these shared services are reflected in the general expense line in our combined statements of income. These expenses amounted to approximately $100 million in each of the years ended December 31, 1999, 2000 and 2001. The cost of these services may have been different if obtained from other sources and our financial statements do not necessarily include all of the expenses that would have been incurred had we operated as a separate, stand-alone entity for the periods presented.

U.S. Retirement Plans and Other Postretirement Benefit Plans

        Historically, our operating units have received an allocation from Aon for pension plan service costs relative to their active employee base. The net retirement plan expenses allocated to us for the years ended December 31, 1999, 2000 and 2001 are $3 million, $2 million and $3 million, respectively.

        Also allocated from Aon are postretirement benefit plan expenses attributable to our active participants which amounted to $4 million, $3 million and $3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

        The method used to derive both the pension and postretirement plan allocations is believed to be reasonable. For any benefit plans adopted after the distribution is completed, it is anticipated that only our active employees will participate. Any non-active employees will not be covered by us but will continue to be covered by Aon.

Income Taxes

        Our income tax expense has been recorded as if tax returns were filed separately from Aon, notwithstanding that some of our operations were historically included in the consolidated income tax returns filed by Aon and that most of the related income taxes were paid by Aon. Aon was managing its tax position for the benefit of all its businesses. Aon's tax strategies do not necessarily reflect the tax strategies that we would have followed or will follow as a stand-alone company. Our effective tax rate was 37.0% for both 1999 and 2000 and 37.9% for 2001. The overall effective tax rate is higher than the U.S. federal statutory rate of 35% primarily because of state income tax provisions.

Results of Operations

        Our results of operations on a combined basis follow:

	Year Ended December 31,
	1999	2000	2001
	(millions)
Premiums and contract fees earned	$2,042	$2,133	$2,240
Net investment income	334	327	110
Realized investment gains (losses)	94	2	(22)

Total revenue	2,470	2,462	2,328

Benefits to policyholders	973	1,037	1,111
General expenses	787	828	874
Amortization of deferred acquisition costs	247	215	217
Interest expense	42	42	42
Amortization of intangible assets	7	10	10
Unusual charges—World Trade Center	—	—	45

Total benefits and expenses	2,056	2,132	2,299

Income before income tax	$414	$330	$29

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Revenue.    Total 2001 revenue was $2.3 billion, a decline of $134 million from 2000 levels. The decrease was primarily due to a decline in net investment income of $217 million resulting primarily from lower investment income resulting from decreased valuations of limited partnerships.

        Combined revenue in the United States declined 8% in 2001 to $1.6 billion primarily as a result of the decline in net investment income discussed above. U.S. revenue represented 69% of total revenue in 2001. Revenue in the Continent of Europe increased 13% to $135 million, and revenue in Other Americas (North and South America, other than the United States) grew 7% to $177 million. These increases were offset by declines in the United Kingdom and Rest of World of 4% and 7%, respectively.

        Premiums and contract fees earned increased 5% to $2.2 billion from $2.1 billion in 2000. This increase was primarily the result of growth in the specialty accident and health segment from new opportunities, as more fully described below under "—Operating Segments".

        Realized investment gains declined $24 million in 2001 to a loss of $22 million, from a $2 million gain in 2000. The primary factor contributing to this was the write-down of certain investments due to other than temporary impairments.

        Expenses.    Total benefits and expenses increased $167 million, or 8%, over 2000. Excluding special and unusual charges, the increase in expenses was 5%, in line with the revenue growth from premiums and contract fees earned.

        Income Before Income Tax.    Income before income tax decreased $301 million, or 91%, reflecting lower levels of investment income resulting from decreased valuation of limited partnerships, higher realized losses and special and unusual charges.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Revenue.    Total 2000 revenue of $2.5 billion decreased less than 1% over 1999. New business growth in the operating segments, where revenue grew 4% over 1999, was offset by a significant decrease in realized investment gains.

        Combined revenue in the United States represented 71% of total revenue. Revenue in the United Kingdom decreased 9% in 2000 to $355 million due primarily to lost business in the warranty product lines.

        Premiums and contract fees earned increased 4% in 2000 to $2.1 billion. This increase was generated by continued growth in the accident and health traditional business, driven by the continued expansion of product distribution through worksite marketing programs and the development of new product initiatives introduced in 1999 on a global basis. There was a higher volume of new business in the United States for the mechanical extended warranty products and worldwide for the appliance and electronics extended warranty products. Revenue growth was partially offset by a reduction in extended warranty revenues primarily due to the discontinuation of one major warranty renewal.

        Realized investment gains decreased $92 million in 2000 compared with 1999. This decrease was primarily influenced by approximately $30 million of gains from the sale of tax-exempt bonds and higher levels of realized gains from the sale of certain private equity investments, both of which occurred in 1999.

        Expenses.    Total benefits and expenses increased $76 million, or 4%, over 1999, primarily reflecting investments in new business initiatives and acquisitions. Benefits to policyholders increased 7% in 2000 and exhibited no unusual claims activity. General expenses increased 5% in 2000 over the prior year.

        Income Before Income Tax.    Income before income tax decreased $84 million, or 20%, primarily reflecting lower levels of realized gains on investments, as well as costs to develop new products and expand internationally.

Operating Segments

        We classify our businesses into two operating segments: specialty property and casualty and specialty accident and health.

        Total revenue is presented both by segment and by geographic area in note 14 to our combined financial statements. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. While revenue is tracked and evaluated separately by management, expenses are allocated to products and services within each of the operating segments. In addition to revenue, we also measure a segment's financial performance using its income before income tax.

        Operating segment revenue includes net investment income related to operating invested assets of that segment. Investment characteristics generally mirror liability characteristics of the respective operating segments. Policyholder claims and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term fixed-maturity instruments.

  Specialty Property and Casualty

        In 2001, the specialty property and casualty segment represented 44% of our premiums and contract fees and is composed of three distinct product groups: extended warranty, credit insurance and property and casualty.

        Extended Warranty.    Extended warranty, which is the largest line of business in our specialty property and casualty segment, serves the world's premier manufacturers, distributors and retailers of many types of consumer goods including vehicles, electronics, appliances, computers and telephone equipment. Its products also include extended service plans and warranties for homebuyers and sellers. Services include compliance support, merchandising, direct marketing, training, customer care management services, and one of the largest service networks in the world. Among non-manufacturing companies, the extended warranty group is the largest contract provider in the United States and one of the world's largest independent providers and administrators of consumer warranties.

        Extended warranty products are generally characterized by single up-front payments with services to be provided over multiple years. While sales of these contracts are subject to volatility of the general economy, specifically automobile and consumer electronics sales, the extended earnings period will mitigate the impact of this in a given period.

        In July 2001, Aon acquired First Extended, Inc., an underwriter and administrator of vehicle extended service contracts that markets its products directly and through general agents, for $90 million. The acquisition was financed primarily by the issuance of Aon common stock. The contribution of the $90 million of common stock of First Extended by Aon to us has been reported in our combined statements of invested equity as a contribution from Aon. Total revenues earned by First Extended after the acquisition by us in 2001 were $25 million.

        Credit Insurance.    We provide credit insurance, including life, disability and involuntary unemployment insurance, which is sold by automobile dealers in conjunction with automobile financing transactions and by financial institutions in conjunction with consumer loans. Credit insurance products are generally characterized by single up-front payments with coverages to be provided over the term of the underlying loans.

        Property and Casualty.    Our current property and casualty insurance products are designed to protect businesses against losses related to various personal and commercial risks, such as professional liability errors and omissions, excess liability and workers' compensation. We provide select property and casualty insurance products on a fronted basis to managing general underwriters/agents who underwrite specific types of business following our underwriting guidelines. We reinsure most of the business written, and in some cases we reinsure 100% of the risk.

        Certain financial statement line items are classified differently in the specialty property and casualty segment than they are on our combined financial statements, consistent with the way the business is managed and reviewed internally. Two reclassifications of financial statement line items are necessary to reconcile segment reporting to amounts reported in the combined statements of income. Underwriting profit commissions are grouped with benefits to policyholders for segment reporting, but are classified in general expenses in the combined statements of income. Interest on funds held is classified as a reduction of investment income for segment reporting, but is included in general expenses in our combined statements of income. (See note 14 to our combined financial statements)

        Special property and casualty results of operations follow:

	Year Ended December 31,
	1999	2000	2001
	(millions)
Premiums and contract fees earned	$965	$987	$991
Net investment income	71	75	58
Less: interest credited on funds withheld	(20)	(25)	(18)

	51	50	40

Total revenue	1,016	1,037	1,031

Benefits to policyholders	470	489	494
Underwriting profit commissions	60	71	75

Benefits including profit commissions	530	560	569
General expenses	292	325	333
Underwriting profit commissions	(60)	(71)	(75)
Interest credited on funds withheld	(20)	(25)	(18)

	212	229	240
Amortization of deferred acquisition costs	181	148	136

Total expenses	923	937	945

Income before income tax excluding special charges	93	100	86
Special charges	—	—	5

Income before income tax	$93	$100	$81

  Specialty Property and Casualty Results for 2001 Compared to 2000

        Revenue.    Revenues consist of premiums and contract fees earned and net investment income, net of interest on funds held. Total revenue in this segment was relatively flat at $1.0 billion for both 2000 and 2001. Total premiums and contract fees earned increased from $987 million in 2000 to $991 million in 2001. U.S. warranty revenue increased $10 million, or 1%, primarily due to the acquisition of First Extended, partially offset by declines in warranty revenues on consumer electronics. This net growth was offset by a decline in U.K. warranty revenue of $16 million. The decline in U.K. warranty revenue is due primarily to the restructuring of certain programs with minimal impact on income before tax.

        Credit revenue declined 8% to $178 million in 2001. A decreasing market position in the competitive U.S. market was partially offset by gains in the United Kingdom and the Continent of Europe.

        Net investment income declined 20% in 2001 to $40 million. A decline in investment income earned from a reduction in short-term interest rates was offset by a reduction in interest credited on funds withheld from the same lower interest rate environment.

        Expenses.    Expenses consist of benefits to policyholders, underwriting profit commissions and amortization of deferred policy acquisition costs. As mentioned above, for segment reporting purposes, profit commissions, representing the sharing of profits on certain programs, are reported with benefits to policyholders, consistent with the way the business is managed. The benefits to policyholders plus underwriting profit commissions were consistent at 57% of premiums and contract fees earned in both 2000 and 2001. A one-time loss of $7 million on a discontinued program in the Continent of Europe in 2001 was offset by improved results in non-structural home warranty. The ratio of commissions and general expenses, including the amortization of deferred acquisition costs, to premiums and contract fees earned was flat year-over-year at 38%.

        Income Before Income Tax.    Income before income tax declined to $81 million in 2001 compared to $100 million in 2000. This was a result of the impact of the one-time loss in the Continent of Europe of $7 million as previously noted and non-recurring income on certain warranty contracts in 2000.

  Specialty Property and Casualty Results for 2000 Compared to 1999

        Revenue.    Total revenue for this segment increased 2% to $1.04 billion in 2000. The increase was due to modest growth in the United States, Rest of World and Other Americas. Revenue was essentially unchanged in the Continent of Europe. Revenue in the United Kingdom declined 10% from $231 million in 1999 to $208 million in 2000. The reason for this decline was the termination of several major contracts in the U.K. warranty business.

        Premiums and contract fees earned increased in credit insurance and property and casualty products due to the acquisition of a block of business in late 1999. The decline in extended warranty products was related to the discontinuance, at the end of 1999, of a major program for failure to meet profitability hurdles.

        Expenses.    The ratio of benefits to policyholders plus underwriting profit commissions to earned premiums and contract fees increased from 55% in 1999 to 57% in 2000. Efforts related to increasing market share resulted in higher loss ratios in the home warranty business. Corrective actions taken in late 2000 resulted in significant improvement in 2001. The acquisition of the business discussed above also resulted in increased expenses. However, this increase was offset by reduced acquisition expenses, primarily in Europe and the United Kingdom, as well as non-recurring income on certain warranty contracts in 2000, which led to a decrease in the ratio of commissions and general expenses, including the amortization of deferred acquisition costs, to premiums and contract fees earned from 41% in 1999 to 38% in 2000.

        Income Before Income Tax.    Income before income tax was $100 million in 2000, an increase of 8% from 1999. Profit margins were stable for warranty products, which account for slightly more than 50% of the pretax profits for this segment. Credit insurance profits declined due to increases in acquisition costs in the United Kingdom and the Continent of Europe.

        The overall profitability levels in 2000 were comparable to 1999 in the warranty and property and casualty products, but showed deterioration in credit products in both the United Kingdom and the United States.

  Specialty Accident and Health

        We are a leading underwriter and distributor of specialty individual accident, disability, health and life insurance products that are targeted to middle income consumers in the United States and internationally. This segment has operations in the United States, Europe, Canada, Asia Pacific and Latin America.

        A sales force of approximately 7,000 exclusive career agents worldwide call on clients regularly to initiate and renew coverage and to sell additional coverage. A wide range of accident and sickness insurance products, including short-term disability, cancer aid, Medicare supplement, disability income and long-term care coverage are offered. Most of the products are primarily fixed-indemnity obligations and not subject to escalation, thereby not subject to rising medical costs. The current product portfolio often allows policyholders the option of paying premiums periodically through a pre-authorized check mechanism in the United States and on a direct debit option in other countries. In addition to the traditional business, product distribution has been expanded through payroll deduction and worksite marketing programs focusing on mid-size employers and large corporations. New opportunities in other channels include international direct response, employer group life and group accidental death and dismemberment and senior market initiatives. These distributions have evolved in the past two years. Our overall business strategy includes a strong focus on moving the traditional business forward while complementing it with new opportunities.

        Specialty accident and health results of operations follow:

	Year Ended December 31,
	1999	2000	2001
	(millions)
Premiums and contract fees earned	$1,077	$1,146	$1,249
Net investment income	82	80	73

Total revenue	1,159	1,226	1,322

Benefits to policyholders	426	477	561
General expenses	480	488	502
Amortization of deferred acquisition costs	66	67	81
Amortization of other intangible assets	1	1	2

Total expenses	973	1,033	1,146

Income before income tax excluding unusual charges and special charges	186	193	176
Unusual charges—World Trade Center	—	—	45
Special charges	—	—	19

Income before income tax	$186	$193	$112

  Specialty Accident and Health Results for 2001 Compared to 2000

        Revenue.    Total revenue was $1.3 billion in 2001, up 8% from 2000. Contributing to this growth was a steady performance in the traditional business and accelerated performance in new opportunities.

        Revenue in the United States increased 9% to $924 million. The increase was driven by new opportunities as well as modest growth in the traditional business.

        In the United Kingdom and Continent of Europe, revenue reached $201 million, an increase of 3%. In Rest of World, revenue decreased 4% to $52 million, primarily due to unfavorable foreign exchange rates. The Other Americas revenue grew to $145 million, an increase of 12%.

        Expenses.    The segment expense ratio, excluding benefits and World Trade Center unusual charges, decreased to 44%. Spending increases in new opportunities were more than offset by lower expense ratios in the traditional business. This decrease is attributed to increased efficiencies related to technology advances and strong emphasis on spending controls.

        The policyholder benefit ratios increased to 42% in 2001, up from 39% in 2000, due to a shift in the product mix. A distribution emphasis towards the senior market and the influence of group products contributed to the expected increase in the loss ratio.

        Income Before Income Tax.    Income before income tax was $112 million, down 42% from 2000. The primary causes of this decrease were charges of $45 million related to the events of the World Trade Center and special charges of $19 million. The pretax margin declined year over year due to the increased policyholder benefit ratio. Overall, the traditional business performed well and continues to provide a strong base of premium in both domestic and international channels. Although the new opportunities carry a lower margin than the traditional business, these programs are complementing the portfolio well.

  Specialty Accident and Health Results for 2000 Compared to 1999

        Revenue.    Revenue was $1.2 billion in 2000, up 6% from 1999. This growth was attributable to the positive impact from new opportunities in the group and direct response businesses. Revenues in the United States were $846 million, an increase of 7%. The traditional business grew a modest 3%, while new opportunities reflected the addition of a purchased block of business in late 1999, which produced $30 million in premiums during 2000.

        In the United Kingdom and Continent of Europe, revenue was relatively flat. The same was true in Rest of World. On a comparable currency basis, revenue was up 6%. The Other Americas experienced growth of 14%. Contributing to this growth were the startup opportunities in Latin America where a telemarketing sales effort was initiated.

        Expenses.    The segment expense ratio, excluding benefits, improved to 45%, down from 47% in 1999. Lower sales expenses contributed to this decline as some product commission scales were adjusted in addition to reduced expenses related to hiring and training via increased use of technology. The administrative expense base also remained steady as close focus on expense management produced efficiencies in various areas. Offsetting these decreases were increases in policy benefit costs. A shift in traditional products with higher benefits and growth in Medicare supplement sales contributed to the higher benefit ratio.

        Income Before Income Tax.    Income before income tax was $193 million in 2000, up 4% from 1999. The pretax margin of 16% was consistent with the prior year. A strong premium base along with the addition of new opportunities contributed to good premium growth. A focus on expense controls helped maintain the overall profit margin.

Non-Operating Segment

        Our non-operating segment includes corporate and other and non-core businesses.

        Included in corporate and other is the investment income on the assets backing the statutory surplus of our two major U.S. insurance companies, Combined Insurance Company of America and Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.). In recent years, these assets were primarily composed of limited partnership investments and, to a lesser extent, publicly traded equities. As noted below under "—Special Purpose Entities," we have securitized a significant portion of our limited partnership holdings as of year-end 2001. During 2001, pretax losses related to these holdings amounted to $86 million, compared to $88 million and $91 million of revenues for 2000 and 1999, respectively. Over the past three years, most of the losses and revenues related to these holdings were changes in valuations on limited partnership investments and have been non-cash book value adjustments. Going forward, the cash and investments received from the sale of a majority of these partnerships should reduce the volatility of revenues in this segment.

        We have included all of our realized investment gains and losses in the corporate and other segment, including those related to the assets backing the operating segments.

        We have diversified our insurance liabilities by issuing investment-type insurance contracts to institutional investors. These interest rate spread products include guaranteed investment contracts (GICs), funding agreements and European medium-term notes (see "—Special Purpose Entities"). The asset portfolio underlying the liabilities mirrors their contractual characteristics for duration and interest rates.

        These contract deposits are reported in other policyholder funds in the combined statements of financial position. The reduction in deposits was due to both lowering the exposure to putable funding agreements and taking into consideration the impending distribution. Revenue for these contracts consist of the investment income related to the underlying portfolio. Expenses for these contracts consists of a credit for guaranteed income on the deposits. Over the past three years, we were able to achieve a minimum of 100 basis point favorable spread on this program.

        Corporate expenses include general corporate and financing costs and goodwill amortization. The interest charge of $42 million for all years represents an allocation of Aon's external financing cost. Beginning in 2002, goodwill will no longer be amortized but will instead be periodically tested for impairment (see note 1 to our combined financial statements).

        Corporate and other results follow:

	Year Ended December 31,
	1999	2000	2001
	(millions)
Revenue
Investment income (loss)	$91	$88	$(86)
Investment income on investment-type insurance contracts	90	84	65
Realized investment gains (losses)	94	2	(22)

Total revenues	275	174	(43)

General expenses	15	15	15
Interest credited on investment-type insurance contracts	77	71	56
Interest expense	42	42	42
Amortization of goodwill	6	9	8

Total expenses	140	137	121

Income (loss) before income taxes	$135	$37	$(164)

Financial Condition and Liquidity

        Our insurance companies are subject to certain regulatory restrictions relating to dividend capacity. These regulations are discussed further in note 9 to our combined financial statements. Additionally, our insurance subsidiaries are required to maintain a minimum capital and surplus as determined by risk-based capital formulas developed by the National Association of Insurance Commissioners (NAIC). The statutory capital and surplus of our insurance subsidiaries exceeded the risk-based capital targets set by the NAIC by a satisfactory level at December 31, 2001. We anticipate that there will be adequate liquidity to meet our needs in the foreseeable future.

        In 2001, our insurance underwriting companies invested $227 million to obtain an ownership interest in Endurance Specialty Insurance Ltd. (Endurance), a newly formed Bermuda-based insurer, which offers property and casualty insurance and reinsurance on a worldwide basis. We cosponsored this company to support client demand for much needed underwriting capacity to commercial property and casualty insurance and reinsurance customers. It is anticipated that after the distribution, we will continue to own the Endurance investment.

        We anticipate that with continued positive cash flow, a fixed-maturity portfolio average life of 5.6 years and access to adequate short-term lines of credit, we will have sufficient cash flow to meet both short-term and long-term cash needs. In connection with the distribution, $600 million of Aon's debt will be effectively allocated to us as part of our capital structure. We also anticipate arranging our own external financing facilities.

  Operating Cash Flows

        Cash flows generated from operations were $262 million, $302 million and $64 million in 1999, 2000 and 2001, respectively. Operating cash flows represent the net income earned by us adjusted for non-cash changes such as amortization of deferred policy acquisition costs, depreciation of fixed assets, amortization of intangibles and investment income items such as realized gains and losses, accrual of discount and amortization of premium. In addition, cash from operations is impacted by net changes in policyholder liabilities and other insurance assets and liabilities such as net due from reinsurers. Operating cash flows in 2001 declined by $238 million from 2000 levels, primarily due to claim settlements related to the World Trade Center.

  Investing Cash Flows

        Included in our combined statement of cash flows are investments with Aon that would have been eliminated on Aon's consolidated statement of cash flows. Investing activities provided cash of $19 million in 1999, $83 million in 2000 and $260 million in 2001. In 1999, we acquired various businesses for an aggregate cost of $68 million. In 2001, First Extended was contributed to us by Aon in a non-cash transaction. On December 31, 2001, we securitized $450 million of limited partnership investments and associated limited partnership commitments, which represent most of the limited partnership investments held by us, via a sale to Private Equity Partnership Structures I, LLC (PEPS I). We received $171 million in cash plus $279 million of newly issued fixed-maturity and preferred stock securities of PEPS I. The non-cash impact of the fixed-maturity and preferred stock securities has been eliminated from our investment purchases and sales.

  Financing Cash Flows

        Financing activities used $286 million, $330 million and $415 million in 1999, 2000 and 2001, respectively. The primary factors influencing the use of cash were net withdrawals on interest sensitive investment-type contracts of $130 million, $219 million and $285 million in 1999, 2000 and 2001, respectively. Also affecting cash used from financing activities are dividends paid to Aon.

  Financial Condition

        Total assets decreased $41 million since year-end 2000 to $7.32 billion, from $7.36 billion. Total investments at December 31, 2001 decreased $338 million from year-end 2000 levels. This change was primarily due to cash flow requirements for World Trade Center payments and cash dividends to Aon.

Special Purpose Entities

        We utilize a special purpose entity and a qualifying special purpose entity (QSPE), also known as special purpose vehicles, following the guidance contained in Financial Accounting Standards Board Statement No. 140 (Statement No. 140) and other relevant accounting guidance.

        On December 31, 2001, our two major insurance companies sold the vast majority of their limited partnership portfolio, valued at $450 million, to PEPS I, a QSPE. The common stock interest in PEPS I is held by a limited liability company which is owned by one of our subsidiaries (49%) and by a charitable trust, which is not controlled by us, established for victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by PEPS I to unaffiliated third parties. PEPS I then paid our insurance underwriting companies the $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities. The fixed-maturity securities the insurance companies received from PEPS I are rated as investment grade by Standard & Poor's Ratings Services. As part of this transaction, the insurance companies are required to purchase from PEPS I additional fixed-maturity securities in an amount equal to the unfunded limited partnership commitments, as they are requested. As of December 31, 2001, these unfunded commitments amount to $136 million. If the insurance companies fail to purchase additional fixed-maturity securities as commitments are drawn down, Aon has guaranteed their purchase. We expect to replace Aon's guarantee with our guarantee. While the securitization should significantly reduce the reported earnings volatility associated with these limited partnership investments, it will not significantly limit our ability to recoup past losses or realize potential gains. The assets and liabilities and operations of PEPS I are not included in our combined financial statements.

        As part of Combined Insurance Company of America's strategy to issue stable value investment-type insurance contracts to institutional investors, Combined Global Funding, LLC (Combined Global), a Cayman Islands-based special purpose entity, was formed solely for the purpose of issuing notes to investors under a European medium-term note program. The proceeds of the notes are used to purchase funding agreement policies issued by Combined Insurance Company of America. The contract terms of the funding agreement mirror the terms of the trust medium-term notes. At the stated maturity of the funding agreement, Combined Insurance Company of America is required to settle with Combined Global, which then redeems the notes issued to investors. Neither Combined Insurance Company of America nor its affiliates own any shares of Combined Global. The authorized program size is $1 billion; outstanding funding agreements at December 31, 2001 were $79 million and are included in our combined statements of financial position in other policyholder funds.

Investment Operations

        We invest in broad asset categories related to our diversified operations. Investments are managed with the objective of maximizing earnings while monitoring asset and liability durations, interest and credit risks and regulatory requirements. We maintain well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed-income obligations, public and private equities and limited partnerships.

        Invested assets in excess of net policyholder liabilities and related investment income are allocated to the corporate and other segment. These insurance assets, which are publicly-traded equities, as well as less liquid private equities and limited partnerships, represent a more aggressive investment strategy that provides an opportunity for greater returns with a longer-term investment horizon. These assets are necessary to support strong claims paying ratings by independent rating agencies and are unavailable for other uses such as debt reduction or share repurchases without consideration of regulatory requirements (see note 9 to our combined financial statements).

        The year-end 2001 securitization of a significant portion of our limited partnership holdings gives our insurance underwriting companies greater liquidity and is expected to lessen the revenue variability that has been experienced in the past in the corporate and other segment.

        With a carrying value of $2.1 billion at December 31, 2001, our total fixed-maturity portfolio is invested primarily in investment grade holdings (94%) and has a fair value which is 99% of amortized cost. Our general investment philosophy is to hold fixed-rate assets for long-term investment. We have determined that our portfolio of bonds, notes and redeemable preferred stocks is available to be sold in response to changes in market interest rates, relative value of asset sectors, individual securities prepayment and credit risks and our need for liquidity. We do not have a trading portfolio.

Market Risk

        We are exposed to certain market risks as part of our ongoing business operations, including foreign exchange and interest rate risks, which could impact operating results and financial condition. Aon historically consolidated these risks as part of its company-wide financial risk management. We plan to manage exposure to these and other market risks through regular operating and financing activities. On a limited basis, we will use derivative financial instruments to manage foreign exchange, interest rate and other risks. The following disclosures reflect estimates of future performance and economic conditions. Actual results may differ.

        We are subject to foreign exchange rate risk associated with translating financial statements of our foreign operations into U.S. dollars and to risks associated with insurance reserves denominated in currencies other than the U.S. dollar. Our primary exposures are associated with the British pound, the Australian dollar and the euro. We use various derivative financial instruments (see note 12 to our combined financial statements) to protect against adverse transaction and translation effects of exchange rate fluctuations. The potential decrease to our invested equity at December 31, 2001, resulting from a hypothetical 10% adverse change in quoted year-end foreign currency exchange rates, amounts to $40 million and $39 million at December 31, 2000 and 2001, respectively. The impact to 2000 and 2001 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

        The valuation of our fixed-maturity portfolio is subject to interest rate risk. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 2000 and 2001 by approximately $98 million and $89 million, respectively. We have allocated notes payable from Aon outstanding with a fair value of $598 million and $605 million at December 31, 2000 and 2001, respectively. Such fair value was less than the carrying value by $2 million and greater than the carrying value by $5 million at December 31, 2000 and 2001, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 10% and 4% at December 31, 2000 and 2001, respectively.

        The valuation of our marketable equity security portfolio is subject to equity price risk. If market prices were to decrease by 10%, the fair value of the equity security portfolio would have a corresponding decrease of $36 million at December 31, 2001 compared to $42 million at December 31, 2000. At December 31, 2000 and 2001, there were no outstanding derivatives hedging the price risk on the equity security portfolio.

        The selection of the ranges of values chosen to represent changes in foreign currency exchange rates, interest rates and equity market prices should not be construed as our prediction of future market events, but rather an illustration of the impact of such events. The range of changes chosen reflects our view of changes that are reasonably possible over a one-year period.

        The level of our net assets not denominated in U.S. dollars is subject to foreign exchange rate movement. A decrease in the value of a foreign currency relative to the U.S. dollar will have an adverse effect on our non-U.S. dollar-based net assets. We may enter into derivative transactions, typically foreign exchange forwards and options, to protect the value of our non-U.S. net assets. Additionally, we are subject to exchange rate volatility related to our operating results. To protect against adverse translation effects due to exchange rate movements, we may utilize derivative financial instruments.

        We are also exposed to interest rate risk. The valuation of our fixed income portfolios will decrease in a rising rate environment. Derivatives, typically financial futures and interest rate swaps, may be used to manage this risk. We may also use derivative securities to protect against interest rate movements that adversely effect our debt structure.

        Investment guidelines regarding the use of derivative financial instruments have been established and are closely monitored.

        In 1999, we addressed and implemented system modifications necessary for full conversion to the euro effective January 1, 2002. The costs related to the euro conversion did not have a material impact on our European operations in 2000 or 2001.

OUR BUSINESS

Overview

        We provide specialty insurance products and other insurance-related services to both corporate clients and individuals in the United States and several other countries. We operate two major businesses: specialty property and casualty insurance and specialty accident and health insurance. For the year ended December 31, 2001, our total revenue was $2.33 billion, and at December 31, 2001, we had total assets of $7.32 billion and total invested equity of $1.18 billion.

        Our specialty property and casualty insurance segment provides extended warranties for consumer goods, including automobiles, electronics and appliances, in the United States and several countries in Europe, Asia Pacific and South America. We market our extended warranties primarily to automobile dealers and retailers, although we sometimes engage in direct response sales efforts to capture renewals and identify missed point-of-sale opportunities. We believe that, based on our relationships with over 4,000 retail automobile dealers and several leading retailers of consumer goods, we are the largest independent provider of extended warranties in the world. In addition, we offer credit life and disability insurance, which is sold by automobile dealers in conjunction with automobile financing transactions and by financial institutions in conjunction with consumer loans, and various other products, such as credit card enhancements, affinity products and non-structural home warranties.

        Our specialty property and casualty insurance segment also provides property and casualty coverages for special risks, such as professional liability, errors and omissions, excess liability and workers' compensation. We currently underwrite these coverages on a fronted basis, ceding most of the related premium and risk to unaffiliated reinsurers. Following the distribution, we intend to significantly expand our property and casualty insurance business through the introduction of new products focused on profitable specialty segments of the commercial property and casualty market. We expect to market these products through Aon brokers and other traditional third-party distribution channels.

        Our specialty accident and health insurance segment provides an array of supplemental health and life insurance products in the United States, Canada and various countries in Europe and Southeast Asia Pacific. We are the fifth largest provider of individual, non-cancelable accident and health insurance policies in the United States and the second largest writer of individual health coverages in Canada, according to A.M. Best Company and Canadian Insurance, respectively. We market our specialty accident and health products primarily through our sales force of approximately 7,000 exclusive career agents, currently serving approximately 3.8 million individual policyholders worldwide. In addition, we enter into contractual arrangements with selected brokers and consultants to reach niche markets utilizing affinity programs, direct response and worksite marketing.

        Our third segment, corporate and other, is a non-operating segment. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and investment income and interest credited on our insurance-type investment contracts. Expenses in this segment include interest expense on notes payable and other unallocable corporate and administrative costs.

Industry Background

  Specialty Property and Casualty Insurance Market

        Following an extended period of declining premium rates and unfavorable underwriting terms since the late 1980s, the pricing environment in the property and casualty industry began to improve in 2000. Some insurers withdrew from loss-leading business lines or ceased operations following years of increasing competition, underwriting losses and capital depletion. With this industry contraction, insurers and reinsurers were generally able to raise rates commencing in the second half of 2000. After years of expanding coverage terms, the lack of capacity allowed insurers to negotiate more favorable terms and conditions on the policies they issued, limiting their exposure.

        The property and casualty industry experienced significant losses in the attacks of September 11, 2001, which have accelerated rate increases in the property and casualty market. In the months following September 11, 2001, insurers and reinsurers have raised approximately $23 billion of new capital to replenish a significantly larger amount of lost capital and to replace withdrawn capacity from the market. The most immediate impact of the losses has been a general expectation in primary and reinsurance markets of rate increases due to the perception of heightened catastrophe risk.

        In previous natural catastrophes, such as hurricanes and earthquakes, a broad array of personal and commercial insurance companies were impacted. In contrast to previous catastrophes, losses from the World Trade Center attack were concentrated in the commercial property and casualty industry. Commercial insurers have consequently altered pricing and coverage to match revised expectations of the state of risk and react to a changing marketplace. Among the most significant of these marketplace shifts are the changing attitudes of customers towards risk, the emergence of newly capitalized startup competitors, the rapid withdrawal of reinsurance capacity for terrorism risk, and continuing uncertainty over the prospect of federal intervention. We believe industry dynamics continue to support rate increases and the need for more capacity in the specialty property and casualty sector across several business lines.

        In the extended warranty sector, demand is driven primarily by sales of consumer goods, as well as by changes in warranties provided by manufacturers and relationships developed between warranty providers and manufacturers, distributors and retailers. When general economic conditions are favorable and sales of consumer goods are high, retailers typically value the sale of extended warranty products as an important means of increasing their margins. As such, the volume of warranty products sold is directly linked to the sale of consumer goods. In 2001, the U.S. economy suffered a prolonged downturn in the second half due to a variety of economic factors, including weaker GDP growth, consumer spending, corporate earnings and other events. However, because of extensive manufacturer incentives, sales of automobiles and, accordingly, extended warranties related to those automobiles did not suffer materially, if at all, in 2001. Should the economic downturn continue and manufacturers discontinue incentives, the market for warranty products would be expected to suffer.

  Specialty Accident and Health Insurance Market

        The specialty accident and health insurance industry in the United States is highly diverse, with approximately 2,000 accident and health and life insurance companies competing in various segments of the industry.

        Private insurers and voluntary and cooperative plans, such as Blue Cross and Blue Shield, provide insurance for meeting basic hospitalizaton and medical expense needs. Much of this insurance is sold on a group basis, that is, through an employer. The federal and state governments also pay substantial costs of medical treatment through Medicare and Medicaid programs. Such medical insurance generally covers a substantial portion of the medical expenses incurred by an insured.

        Primary insurers generally do not provide full coverage of medical expenses or any coverage of non-medical expenses. To cover these expenses, individuals generally purchase supplemental coverage to help cover the gap between the medical insurance reimbursements and an insured's total health care costs. Supplemental insurance is not an alternative to medical insurance. Rather, it is sold either to replace income while recovering from accidents or sicknesses and to maintain the insured's lifestyle by providing funds for non-medical expenses incurred as a result of a disability. Thus, we compete only indirectly with medical insurers.

Strategy

        Our strategic objectives are to establish ourselves as a high-quality specialty insurance company and strengthen our market position in existing businesses. Our strategy for achieving our objectives is to:

  Capitalize on New Opportunities Arising From Our Separation From Aon to Grow Our Existing Businesses and Enter New Businesses

        Following our separation from Aon, the perceived conflicts associated with our historical relationship with Aon will no longer limit us from marketing our products through independent brokers. As a result, we will seek to develop and strengthen our relationships with many large, independent brokers to generate business and enter new markets. In particular, our relationship with a broad array of brokers will be a key component of our strategy to develop our specialty commercial property and casualty lines business.

        Historically, the cash flow generated from the insurance underwriting operations was utilized by Aon for acquisitions of brokerages and other businesses relating to Aon. As an independent company, we will be able to retain cash flow generated from our business in pursuit of our new business opportunities, especially in property and casualty products, and to expand our existing businesses. Additionally, we believe that our ability to use stock-based incentive compensation tied directly to our business will closely align the interests of our employees with our overall performance and greatly improve our ability to attract new underwriting and management talent. Finally, after the distribution, we will have independent access to the capital markets and have the ability to offer our common stock as consideration when making acquisitions.

  Capitalize on Favorable Market Conditions and Our Experienced Management Team to Enter New Commercial Property and Casualty Markets

        Recent events have created a significant market dislocation and resulted in a hardening of rates across several specialty property and casualty business lines. Our management team, which has successfully developed profitable specialty property and casualty business groups while at other companies, expects to leverage these current market conditions to initially build our specialty commercial property and casualty lines business and position us for strong, sustainable long-term performance. Specific experience that our management team will bring to this effort include building successful specialty property and casualty businesses at Westchester Specialty Group, a former subsidiary of Xerox, and the ACE INA Group of Insurers and Reinsurers.

        Initially, we will focus on specialty segments of the overall insurance market, such as primary and excess property, inland marine, ocean cargo, hull protection and indemnity, primary general liability, excess liability, professional liability and environmental liability. Over time, we expect to expand into additional lines of business, building expertise and capabilities to allow us to generate strong returns in a variety of market conditions.

  Focus on a Conservative and Disciplined Underwriting Approach

        We emphasize an underwriting approach focused on delivering underwriting profitability as opposed to building market share or premium volume. In our existing businesses, we have consistently delivered solid underwriting profitability with low volatility. In our new specialty commercial business, we are building a disciplined underwriting team that is supported by a management team focused on delivering underwriting results. In this business line, our underwriting approach will be based on the following key components:

  •
  pursue a specialty niche focus, selecting only market segments that we believe show good long-term profit potential and where we have specific expertise;

  •
  periodic reviews of the quality of business to assess loss experience and pricing;

  •
  establish controls and monitoring systems for both accumulations and concentrations of risk, as well as audits and other measures to ensure that the quality of risk selection and pricing are at appropriate levels;

  •
  senior management signoff and involvement on large and/or specialized risks; and

  •
  disciplined use of reinsurance from highly rated partners to remove volatility from our book of business and provide additional expertise and services to each segment.

        We plan to pursue profitable underwriting opportunities in our existing and new businesses.

  Establish a Core of Specialized Business Units to Manage Revenue and Income by Line of Business

        Our business model for our new specialty commercial lines businesses is based on managing our overall results through individual business line profitability. We believe that managing each business unit to profit targets rather than premium volume allows us to accomplish our core strategic objective of delivering superior returns. Initially, we will establish a core group of specialized business units, each headed by experienced management with operational and financial responsibility for the unit. Our business units will be line-driven, and each unit will develop expertise in the unique characteristics of its respective marketplace. We expect to build a strong underwriting platform that leverages the expertise of our underwriting teams through a highly focused approach.

  Expand Our Extended Warranty Business by Offering Our Products Through New Distribution Channels and in New Markets

        We have historically offered our extended warranty products through our direct salesforce. As a result of our acquisition of First Extended, we gained access to an extensive, nationwide network of independent agents. Over time, we intend to offer our traditional and new extended warranty products through this network which we believe should result in increased sales of these products. In addition, we intend to pursue extended warranty opportunities in additional industries and geographic markets.

  Grow our Specialty Accident and Health Insurance Business Through Increased Product Penetration and Entry Into New Markets

        We have identified, and will continue to focus our specialty accident and health insurance marketing efforts on, select customer groups that we believe offer superior opportunities for growth and with which we have distinct competitive advantages. Through initiatives such as worksite marketing and affinity programs, we aim to increase penetration within those groups by adding new customers to our existing base. In addition, as we aggressively expand our product and service offerings, we will seek to capitalize on cross-selling opportunities to sell more products and services to each customer.

        We periodically evaluate geographic markets along several criteria including profitability, regulatory environment, competitive environment, economic conditions and market risk. In particular, we focus on those markets where we believe we can generate higher returns by providing specialized products and distribution methods. In new international markets we have identified as profitable, we will pursue joint ventures with local partners to secure entry and capitalize on respective competitive strengths. Following our entry, we will pursue cross-selling opportunities by introducing new products and joint marketing efforts.

Specialty Property and Casualty Insurance

        Historically, our specialty property and casualty insurance products have been focused on the following three areas: (1) extended service contracts and related administrative services (commonly referred to as extended warranty); (2) credit insurance; and (3) property and casualty business that we have underwritten on a fronted basis, ceding most of our exposure to high quality reinsurers and retaining very little risk. During 2001, we had extended warranty revenues of $784 million, credit insurance revenues of $162 million and property and casualty revenues of $45 million. These revenues represented 79.1%, 16.4% and 4.5%, respectively, of our specialty property and casualty revenues in 2001.

        Since 1993, our participation in the property and casualty insurance and reinsurance lines of business has been limited by a perceived conflict of interest associated with our affiliation with Aon. However, in anticipation of our separation from Aon, we are building an underwriting team that is experienced in the underwriting of property and casualty business. Immediately prior to and following the distribution, we intend to enter new lines of commercial property and casualty insurance and turn these lines into a major part of our overall operations, premiums and profits.

  Extended Warranty

        Products and Services.    Our extended warranty programs generally cover the repair or replacement of products, such as automobiles, consumer electronics/appliances and non-structural home systems, for defects in material and workmanship for a specified period of time following expiration of the manufacturer's warranty. To support these programs, we have established relationships with numerous service providers who administer warranty claims and make repairs. In addition, our call centers provide "cradle to grave" support for various consumer goods, allowing us to service customers during the manufacturer's warranty period and renew the extended warranty until the end of the product's useful life.

        The total premiums and contract fees earned for our extended warranty business were $784 million for the year ended December 31, 2001. This total is comprised of $243.5 million, or 31.1%, for U.S. automobile extended warranties, $264.5 million, or 33.7%, for U.S. consumer electronics/appliance warranties and $276.0 million, or 35.2%, for non-structural home warranties, other products and non-U.S business.

        Automobiles.    Our automobile extended warranties are provided through automobile dealerships, dealership consolidators, vehicle distributors, manufacturers and maintenance/repair centers and include generic and private label service contracts on new vehicles, pre-paid maintenance agreements, guaranteed asset protection agreements for leased vehicles, used vehicle certification programs and limited warranties for used vehicles. Our client list of over 4,000 retail automobile dealers in the United States, including more than half of the top 100 retail volume dealerships, makes us the largest independent provider of automotive service contracts in the United States.

        Consumer Electronics/Appliances.    Our consumer electronics/appliances extended warranties are provided primarily through retailers and feature carry-in or mail-in service.

        Credit Card Enhancement Products.    We offer insurance products that protect items purchased or rented with certain credit cards.

        Non-Structural Home Systems.    Our home warranty policies cover the repair or replacement of major appliances and systems, such as heating and air conditioning, in homes. Because the types and usage of appliances and systems may differ depending on the geographic location of the home, we currently offer 17 regional products, as well as customized packages that can be tailored to meet the needs of a particular individual.

        Other Products.    Our other products include:

  •
  Recreation and leisure—programs that provide coverage for mechanical repairs on various types of vehicles, including snowmobiles, motor homes and towables; and

  •
  Travel—programs that provide various travel benefits designed for resorts, cruise lines, travel agencies, au pairs, students and other individuals.

        We also offer customer relationship management, direct marketing and warranty administration services designed to assist our manufacturer, distributor and retailer clients in performing tasks such as warehousing electronic, appliance and computer files, scheduling service events and paying claims. We provide training and motivational services to help these clients achieve greater aftermarket and renewal sales of their products, and we provide state-of-the-art claims facilities that allow internet- or telephone-based service contract verification and claims status information.

        Marketing and Distribution.    Our extended warranties, other than non-structural home warranties, are sold primarily in the United States and Europe to retailers through our employee sales force and independent brokers. These retailers, in turn, offer our products to consumers at the point-of-sale of the underlying goods. Non-structural home warranties, in contrast, are marketed predominantly through real estate brokers in connection with the sale of residences. Other products, such as travel, power sports and cellular phone programs, are marketed principally through brokers.

        We continue to explore other distribution methods, such as general agents, mortgage lenders, credit card companies and public utilities, to increase penetration within our target markets. As an additional method of distribution we offer to customers, certain of our extended warranty programs are established with participation from offshore captive reinsurance companies. These generally are established for our customers in order for them to participate on the underwriting profits and investment income. In the case of these programs, we require such insurers to provide us with collateral in the form of letters of credit or a deposit of funds into a trust account, in accordance with applicable regulatory requirements.

        Reinsurance.    Aside from offshore captive reinsurance arrangements, we do not purchase reinsurance for the insurance risks associated with our extended warranty business. The service contracts insured by us provide very low limits of coverage and potential losses from this line of business do not pose a significant risk of a catastrophic loss. The extended warranty business does not lend itself to financial protection from traditional types of reinsurance coverage with unaffiliated reinsurers. In addition, based upon our historical financial results of operations and the actuarial analysis of future losses, this line of business has consistently demonstrated adequate loss and combined ratios, adequate statutory surplus and satisfactory capital ratios to support the business.

        Reserves.    We carry as liabilities actuarially determined reserves for anticipated losses and loss adjustment expenses for our extended warranty products. Reserves for losses and loss adjustment expenses are balance sheet accounts that are estimated based on individual loss data, historical loss data and industry averages and indices. Reserves for loss adjustment expenses represent the estimated probable cost of investigating and, when necessary, defending lawsuits in connection with claims.

        As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors, such as legal developments and economic conditions, including the effects of inflation. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. Reserves are closely monitored and reviewed by our management and estimates are increased or decreased, as more information becomes known about the frequency and severity of losses for individual years. Any such changes are reflected as a component of our earnings in the then current accounting period.

        The majority of our liabilities for unearned premiums and contract fees relate to extended service contracts and warranties. These policies and contracts provide coverage for multiple years in exchange for a single payment received at the origination of the coverage. The estimate of the amount of premiums and contract fees earned in any given accounting period and the associated amount of unearned premiums and contract fees at the end of that accounting period is significantly dependent on our estimates of (1) the total amount of claims that will ultimately be paid under these agreements and (2) the periods in which those payments will be made (commonly referred to as the "claims emergence pattern"). If the actual claims emergence pattern differs from our estimates, our reported earned premiums may not match the incurrence of losses. If our estimate of the total amount of claims that will ultimately be paid differs from our initial expectations, we could be required to recognize additional reserves for these excess losses, subject to the prior write-off of any non-recoverable deferred acquisition costs.

        Our unearned premium and contract fee reserves for extended warranty products, net of amounts ceded to reinsurers, were $1.05 billion and $1.08 billion as of December 31, 2000 and 2001, respectively.

        Competition.    In the United States, our automobile service contracts business competes in an industry that is mature and highly competitive. In other parts of the world, this business is still in the development stages.

        Our automobile service contracts compete primarily with those offered by the large automobile manufacturers and other service contract providers. Competition for the sale of our service contracts through a dealer or dealer group is based on the amount of potential profit to be made by the dealer on our contract versus the sale by that dealer of a competitor's contract. This can include the initial cost of the service contract to the seller, as well as profit sharing arrangements that relate to the ultimate underwriting profit and investment income relating to the claims reserves for the service contracts. Automobile manufacturers encourage their franchised dealers to sell the service contract underwritten by the manufacturer. In addition to profit participation, we provide the dealer community with recruiting, training, compensation design and ongoing performance consulting that enhances the dealers ability to achieve positive financial results. This service further distinguishes our products and services from that of many of our competitors.

        With respect to consumer electronics/appliances service contracts, we compete with both insurance companies and third party administration companies to be the service contract provider to large retail clients. Being able to provide all competencies, underwriting, risk taking, marketing and training, and claims handling allows us a distinct advantage over competition that is either only the insurer or third party administrator.

        Technology.    Our company-wide commitment to technological innovation is central to our ongoing effort to increase productivity within our specialty property and casualty business. For example, our call centers utilize technology, such as automatic call distribution, interactive voice response, predictive dialers, internet portals, proprietary eCommerce solutions and imaging and data warehousing, to support high quality, personalized contact with our customers. In addition, we offer our clients a foundation for transactional and customer support internet-based functionality, providing custom-built business-to-business initiatives designed to assist clients in the support or distribution of extended service contracts on their products. As we strive to remain competitive, future enhancements will consist of premium and claims automation, supplies ordering, claim component validations and more intelligent phone routing capabilities.

  Credit Insurance

        Products and Services.    We offer single premium credit protection, including life, disability and involuntary unemployment insurance, for consumer loans and automobile financing in the United States and various countries in Europe. These products provide coverage for unpaid loans in the event of death, illness, accident or involuntary unemployment. While they can be structured to cover repayment of any type, amount or term of loan, our policies remain in effect, on average, for four years. In most cases, our credit insurance is sold under a group master policy, with the group being the creditor, such as a bank, consumer finance company or automobile dealer. It is considered single premium because the insured is covered for the term of the financing with a single premium payment.

        Marketing and Distribution.    In the United States, our credit insurance currently is marketed primarily to automobile dealers through a staff of employee sales agents who also distribute our automobile warranty products. These agents solicit dealers to offer our products to car buyers who are financing their purchase through the dealership. When a group master policy is in place, the dealership finance and insurance sales personnel work directly with the car buyer to issue a certificate of credit insurance coverage. We currently do business with most of the major consolidators in the automobile retail market. In Europe, our credit insurance is offered primarily through financial institutions in connection with consumer loans.

        Reserves.    Unearned premium reserves on credit life and credit disability products are determined in accordance with the Rule-of-78 method and the pro-rata method, respectively. Management believes these methodologies appropriately match the recognition of revenue with the incurrence of claims. Policy acquisition costs are deferred and amortized proportionately to unearned premiums over the life of the underlying policies.

        Claim reserves on our credit insurance products consist of case-basis reserves for reported claims and an actuarially determined estimate for claims incurred but not reported. Case reserves on disability claims include an estimate of expected future payments on open claims. These estimates are probability weighted on the basis of our historic claims experience.

        Reinsurance.    We have entered into reinsurance agreements with quality reinsurers to provide us the statutory surplus capacity required to underwrite our credit products in the U.S. Our reinsurers retrocede the credit business to us in accordance with the terms of separate retrocession agreements. We are dependent on the continued use of reinsurance in our credit programs.

  Property and Casualty Insurance

        Products and Services.    Pre-Distribution.    Our current property and casualty insurance products are designed to protect businesses against losses related to various personal and commercial risks, such as professional liability errors and omissions, excess liability and workers' compensation. We provide select property and casualty insurance products on a fronted basis to managing general underwriters and managing general agents who underwrite specific types of business following our underwriting guidelines. We reinsure most of the business written, and in some cases we reinsure 100% of the risk. During 2001, we had property and casualty revenues of $45 million.

        In underwriting our property and casualty products, we use the expertise of our management and underwriting staff, commercially available resources to create models to assess and quantify risks, actual loss experience and such other matters as may be required given the facts and circumstances of each program. We compare the quantified results of these processes, including measures of variation, to the capital requirements of each potential underwriting decision. We audit the programs on a regular basis to assess performance and rate assumptions, as well as to review the accuracy of reserves.

        Post-Distribution.    Following the distribution, we will create business units focused on profitable specialty segments of the commercial property and casualty insurance market. We intend to develop and strengthen our relationships with Aon and other large brokers to generate substantial new business following the distribution.

        We expect to offer the following new products:

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  Primary and excess property—insurance providing financial protection against property loss or damage in which limits and retentions are applied separately to each insured;

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  Inland marine—insurance providing financial protection against loss or damage for buildings under construction, fine art, mobile equipment and instrumentalities of transportation and communication in which limits and retentions are applied separately to each insured;

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  Ocean cargo—insurance providing financial protection against loss or damage to cargo where limits and retentions are applied separately to each insured;

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  Hull and protection and indemnity—insurance providing financial protection against loss or damage to ships in which limits and retentions are applied separately to each insured and insurance providing financial protection from litigation risks and liabilities for related events resulting in injury and/or property damage as a result of an insured's operations;

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  Primary general liability—insurance providing financial protection from litigation risks and liabilities for events resulting in injury and/or property damage on the premises of an insured or as a result of an insured's products or operations;

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  Excess liability—insurance covering an insured liability exposure excess of a retention and/or underlying insurance policy for events resulting in injury and/or property damage on the premises of an insured or as a result of an insured's products or operations, or for damages arising out of negligent acts on the part of professionals;

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  Professional liability—directors and officers: insurance providing protection from litigation risks and liabilities for a company's directors and officers relating to negligent acts or omissions; errors and omissions: insurance providing protection from litigation risks and liabilities for a professional's negligent acts or omissions; employment practices liability insurance: insurance providing protection from litigation risks and liabilities for a company's negligent employment practices acts or omissions; and fidelity: insurance providing protection against loss of money and securities by theft or fraud; and

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  Environmental liability—insurance providing financial protection from litigation risks and liabilities from events involving pollutants that result in injury and/or property damage on the premises of an insured or as a result of an insured's products or operations.

        Over time, we expect to expand into additional lines of business as we build expertise and capabilities in new markets and products.

        Marketing and Distribution.    Following the distribution, we plan to market our property and casualty insurance products through several distribution channels, including wholesale brokers, retail brokers, managing general underwriters/agents.

        Wholesale brokers.    We expect to market our property, casualty and excess casualty coverage to commercial clients through a network of U.S.-based wholesale brokers. Wholesale brokers distribute specialty products to retail brokers who sell directly to the premium-paying customer. We intend initially to appoint a network of approximately 50 wholesale brokers and expand the network to approximately 100 brokers over time.

        Retail brokers.    We expect to market our large property, excess casualty, inland marine, professional liability, environmental, and ocean marine products primarily through retail brokers. We intend initially to appoint approximately 100 retail brokers and expand the network to approximately 200 brokers over time.

        Managing general underwriters/agents.    Managing general underwriters/agents market and underwrite products on our behalf using guidelines developed by us. Additionally, they issue policies and, in some cases, administer claims. Currently, we work with various Aon managing general underwriters who produce our portfolio of program business. We will continue to work with this source and selectively expand as profitable opportunities are identified.

        Underwriting.    Our strategy is to focus on consistently profitable specialty segments of the insurance market where we possess or can build underwriting expertise. The segments we have chosen have historically performed better than the general market.

        Our property and casualty underwriting processes require seasoned underwriters and underwriting management, expert actuarial support and sophisticated models designed to assess and quantify risk. We compare the quantified results of these processes, including measures of variation, to the capital requirements of each potential underwriting decision. To assure that we achieve our financial targets, we monitor our products on a monthly basis to assess results and modify rates and risk appetite, as required.

        As we expand our property and casualty product offerings, we intend to use catastrophe-modeling software to manage and control property aggregates within geographic zones. We will establish minimum rates for capacity for each product category, and we expect to manage and control casualty aggregates by assessing exposure to historical loss and emerging scientific, economic, social and litigation trends.

        Reinsurance.    Pre-Distribution.    Historically, we have reinsured most of our property and casualty insurance exposure, paying to the reinsurer an agreed upon premium, to reduce our net liability on individual risks and to protect against catastrophic losses. Under certain arrangements, where we act as a fronting company on behalf of another insurer with respect to a specific line of business, we reinsure all or nearly all of the risk with respect to such line of business with such insurer. Although reinsurance does not legally discharge us from our primary liability for the full amount of the policies, it does make the assuming reinsurer liable to us to the extent of the insurance ceded.

        We purchase reinsurance from a number of highly rated and financially stable reinsurers. Our principal unaffiliated property and casualty reinsurer is Employers Reinsurance Corporation.

        Post-Distribution.    Although with the planned new lines of property and casualty business we will continue to reinsure a significant portion of our insurance exposure in order to reduce our net liability on individual risks and to protect against catastrophic losses, we anticipate retaining more risk. However, to the extent we renew our existing fronting arrangements or enter into new, similar programs, we expect to continue to reinsure all or most all of the risk with respect to those lines of business.

        We plan to continue purchasing reinsurance from a number of highly rated and financially stable reinsurers to spread the risk of a potential catastrophic loss and to reduce the exposure to earnings volatility. We have procedures in place to evaluate the financial condition of reinsurers and monitor concentration of credit risk to minimize our reinsurance risk exposure. These procedures include the exchange and review of financial statements filed with regulatory authorities, exchange of Insurance Regulatory Information System results, review of ratings by A.M. Best Company, determination of states in which the reinsurer is licensed to do business, on-site visits to assess the operations and management of the reinsurer, consideration of the need for collateral, and audits of our reinsurance activities by our internal auditing staff. To ensure that we receive proper credit on our statutory financial statements for liabilities that are ceded to reinsurers, we also enter into reinsurance agreements with reinsurers that are licensed or accredited in the state in which the ceding insurer is domiciled, or we require such reinsurers to provide us with collateral in the form of cash, securities, letters of credit or a deposit of funds into a reinsurance trust account, in accordance with applicable regulatory requirements.

        We regularly assess our reinsurance needs and, from time to time, seek to improve the terms of our reinsurance arrangements as market conditions permit. These improvements may involve increases in retentions, commutations, modifications in premium rates, changes in reinsurers and other matters.

        Reserves.    We carry as liabilities actuarially determined reserves for anticipated losses and loss adjustment expenses for our property and casualty products. Reserves for losses and loss adjustment expenses are accounts on the statements of financial position that are estimated based on individual loss data, historical loss data and industry averages and indices. Reserves for loss adjustment expenses represent the estimated probable cost of investigating and, when necessary, defending lawsuits in connection with claims.

        As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors, such as legal developments and economic conditions, including the effects of inflation. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. Reserves are closely monitored and reviewed by our management, and estimates are increased or decreased, as more information becomes known about the frequency and severity of losses for individual years. Any such changes are reflected as a component of our earnings in the current accounting period.

        Our loss and loss adjustment expense reserves, net of amounts ceded to reinsurers, were $57 million and $57 million as of December 31, 2000 and 2001, respectively.

        Competition.    The property and casualty insurance industry is mature and highly competitive. Our primary competitors are other insurance and reinsurance companies. Additional competitors include captives, capital markets and other risk securitization vehicles.

        Insurance and reinsurance companies compete on the basis of many factors, including service, premium charges, perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments and reputation and experience in the particular risk to be underwritten.

        Technology.    We are committed to using technology to facilitate superior customer service, accurate recording of critical data and high levels of underwriting and policy processing productivity. We currently possess systems that enable us to handle our existing program business. We will enhance these systems to facilitate the launch of our new products. Over time we expect to invest in internet sites and Web enabled systems that will facilitate more efficient information exchange with our distributors.

Specialty Accident and Health Insurance

  Products and Services

        Our specialty accident and health insurance products are designed to help replace an insured's income while recovering from a disability or to provide funds to cover non-medical expenses and expenses associated with injuries not covered by many health plans. These products include personal accident, supplemental health, life and other specialty insurance. During 2001, we collected personal accident premiums of $513 million, supplemental health premiums of $486 million, life premiums of

$96 million and other specialty premiums and fees of $154 million. These premiums represented 41.1%, 38.9%, 7.7% and 12.3%, respectively, of our specialty accident and health insurance premiums collected in 2001.

        Personal Accident.    Our personal accident products provide coverage for costs associated with accident-related injuries, including supplemental hospitalization, intensive care, emergency room and physician expenses, outpatient expenses, short-term disability and accidental death and dismemberment. Policies are generally fixed or limited indemnity contracts that pay specified daily benefits while in the hospital or during recovery at home.

        Supplemental Health.    Our supplemental health products provide coverage for non-medical and limited medical costs associated with sickness while in the hospital or during recovery at home. Policies include certain specialized coverages, such as cancer and critical condition insurance, that help pay out-of-pocket expenses in case of heart attack, stroke, heart surgery and other specified critical conditions, as well as long-term care coverage that helps pay nursing home and other assisted living facility expenses. For senior citizens, we also offer Medicare supplement insurance to provide coverage for many of the expenses that the Medicare program does not cover, such as deductibles and co-payments.

        We recently introduced Medicare + Choice, a private fee-for-service option that allows individuals to replace both their basic Medicare and Medicare supplement coverage with a single non-governmental insurer. We were the first commercial insurance company to obtain a license from the federal government to sell this type of product.

        Life.    Our life insurance products include whole, term and universal life policies marketed by our life and health sales force.

        Other Specialty.    Our other specialty insurance includes:

  •
  University medical insurance—policies that cover medical expenses of college and graduate students; and

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  Utility service continuation insurance—policies that pay utility bills and ensure continuing utility service for a specified period in case of death, disability or involuntary unemployment.

  Marketing and Distribution

        We market our specialty accident and health insurance products to middle income consumers through three primary distribution channels: career agents, brokers and worksite marketing.

        Career Agents.    We have an agency force of approximately 7,000 exclusive career agents that permits face-to-face contact with potential customers in rural areas throughout the United States, Canada, Puerto Rico, Australia, New Zealand, the United Kingdom, Ireland, Germany and Portugal and promotes strong personal relationships with existing customers. These career agents initially visit prospective customers' businesses and homes to offer basic supplemental insurance coverages, such as our introductory accident policy, designed to have broad consumer appeal. After the sale of an insurance policy, however, these agents initiate regular, direct contact with existing customers to answer policyholder questions, provide claims assistance and meet their customers' additional insurance needs. During 2001, these agents accounted for $1.10 billion, or 88%, of our specialty accident and health insurance premiums.

        Brokers.    We have developed relationships with brokers to distribute products into new markets that will not conflict with our career agents. Primarily affinity-based direct marketing, these programs include telemarketing and other direct response programs, such as direct mail and billing inserts to databases of universities, financial institutions, retailers and foreign utilities. Through this channel, some of our specialty products, including group products, also are distributed into niche markets such as schools, employer groups and associations. Current marketing efforts are ongoing in Latin America, Spain, the United Kingdom and the United States. Following the distribution, we will continue to develop similar programs with Aon and other independent brokers. During 2001, this distribution channel accounted for $131 million, or 10%, of our specialty accident and health insurance premiums.

        Worksite Marketing.    We administer a nationwide worksite-marketing program that targets small businesses (fewer than 50 employees) and professionals in urban and suburban areas in the United States where historically we have had less of a presence. Our representatives offer specialized voluntary products designed to complement an employer's core benefit program using a proprietary process called "U-Select." U-Select allows employees first to consider and prioritize their personal insurance needs and then to select the type and amount of coverage that best meets those needs based on the representatives' recommendations. Our worksite-marketing program is the first national controlled distribution, enrollment and service operation in the United States, with electronic enrollment and payroll deduction payment capabilities that make the process of purchasing insurance coverage more convenient for our customers. During 2001, this distribution channel accounted for $21 million, or 2%, of our specialty accident and health insurance premiums.

  Underwriting

        We believe that the underwriting process through which we examine, accept or reject applicants for insurance is critical to our success. Our process of field and home office underwriting is designed to obtain customers whose risk profile is consistent with the rating assumptions of our products. Through over 80 years of experience in the specialty accident and health insurance industry, we believe that we have particular expertise in obtaining the appropriate broad spread of risk needed to produce reasonably consistent underwriting results.

  Reinsurance

        We do not routinely reinsure our core specialty accident and health insurance products. Based upon our historical financial results and actuarial analysis of our operations, these lines of business have consistently demonstrated adequate loss and combined ratios, adequate statutory surplus and satisfactory capital ratios to support the business. For these reasons, purchasing reinsurance protection from unaffiliated insurance companies has not been required. However, we routinely cede insurance to other unaffiliated insurance companies on insurance products relating to new business initiatives and some non-core business lines, including employer-sponsored group life and group accidental death and dismemberment placed with us through a currently affiliated managing general agent.

  Reserves

        We carry as liabilities actuarially determined reserves to satisfy our accident and health insurance policy and contract obligations. These reserves are balance sheet accounts that represent the estimated amounts needed to meet those obligations as they mature. Unearned and advance premiums reflect our potential liabilities with respect to premiums which have been collected, but which have not yet been earned, while policy and contract claim liabilities reflect our potential liabilities with respect to losses that have already occurred but are not yet settled or have not yet been reported to us and with respect to future claims that are being funded from earned premiums. Associated with these reserves are estimates of reinsurance receivables and prepaid reinsurance premium amounts, which are reported on our statements of financial position as assets.

        Future policy benefit reserves generally reflect our liability to provide future life insurance benefits and future accident and health insurance benefits on guaranteed renewable and noncancelable policies. Future policy benefit reserves on accident and health and life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

        To ensure the adequacy of established reserves, applicable insurance laws and regulations require that we attach an annual actuarial opinion to our year-end financial statements. The actuarial opinion reviews the adequacy of the established reserves and then expresses a qualified judgment on the accuracy of the balance sheet accounts. In addition, we perform periodic internal studies to compare current experience for investment yield, mortality, morbidity and withdrawal rates with expected experience in the reserve assumptions to determine future reserves. Changes in our estimated liability are reflected in income as the estimates are revised.

        Reserves carried in our financial statements, which are presented on the basis of accounting principles generally accepted in the United States, differ from those specified by the laws of the various states and carried in our insurance subsidiaries' statutory financial statements, which are presented on the basis of statutory accounting principles mandated by state insurance regulations. These differences arise from the use of interest rate assumptions that are allowed or required under accounting principles generally accepted in the United States for financial reporting purposes but that differ from those required for statutory accounting purposes. See the notes to our combined financial statements included elsewhere in this information statement for more information regarding reserve assumptions under accounting principles generally accepted in the United States.

        Our total policy liabilities related to the specialty accident and health segment were $1.53 billion and $1.50 billion as of December 31, 2000 and 2001, respectively.

  Competition

        The specialty accident and health insurance industry in the United States is highly competitive. In the United States, there are approximately 2,000 life and accident and health insurance companies. In addition, private insurers and voluntary and cooperative plans, such as Blue Cross and Blue Shield and HMOs, provide basic medical and hospitalization insurance principally through employers on a group basis. The federal and state governments also pay substantial costs of medical treatment through Medicare and Medicaid programs. Major medical insurance generally covers most, but not all, of the medical expenses and none of the non-medical expenses associated with accidents, disability or other major illnesses.

        Our policies are designed to supplement coverage provided by major medical insurance and may be used to defray non-medical expenses, deductibles, co-payments or increased daily living expenses. Accordingly, we compete only indirectly with major medical insurers in terms of premium rates and similar factors. However, because the scope of major medical coverage offered by other insurers does represent a limitation on the market for our products, expansion of coverage by other insurers or governmental programs could adversely affect our business opportunities. Conversely, any reduction of coverages, such as increased deductibles and co-payments, by other insurers or governmental programs could favorably affect our business opportunities. We compete directly with other insurers that offer supplemental health and life insurance and believe that our policies and premium rates are generally competitive with those offered by other companies selling similar types of insurance.

        We also face competition for access to distribution channels. There is strong competition within the accident and health insurance market for qualified, effective career agents, and the recruitment and retention of these agents is important to the success and growth of our business. Moreover, as we continue to develop our worksite and affinity-based marketing programs, we must increasingly compete with other insurers to attract and maintain relationships with productive distributors.

  Technology

        We view technology as fundamental to the continued development of our specialty accident and health business—both to support sales growth and to enhance operating productivity.

        We have made, and plan to continue to make, significant investments in integrating a direct-to-consumer capability into our distribution channels, through FAQ databases, e-mail management, customer self-service and combinations of high tech and high touch approaches. In addition, we have adopted new internet, telephonic and other electronic enrollment systems so that applications can be processed faster and service standards can be improved. As part of our worksite-marketing program, we also offer several convenient payment options, such as electronic funds transfer, payroll deduction and credit card. We believe our technology-based service initiatives enable customers to better understand and more easily purchase our products and services, thereby increasing customer loyalty.

Corporate and Other Segment

        Our third segment, corporate and other, is a non-operating segment. Results from this segment consist primarily of realized gains and losses on our investment portfolio, investment income on the assets supporting the statutory capital and surplus of our insurance company subsidiaries and investment income and interest credited on investment-type insurance contracts. Expenses in this segment include interest expense on notes payable and other unallocable corporate and administrative costs.

Investments

        Investments are classified into three broad classes: core liabilities support, stable value liabilities support and corporate. Core liabilities include property and casualty, extended warranty, accident and health, life and other. Stable value liabilities include guaranteed investment contracts, funding agreements and European medium-term notes. Corporate is the statutory surplus of our insurance company subsidiaries, including its asset valuation reserve.

        Our investment philosophy is to match investment assets against liabilities. Investments take into consideration a number of factors, including liability characteristics, statutory laws and regulations, risk-based capital requirements, liquidity and tax impact. Investments supporting core and stable value liabilities are primarily fixed income, non-redeemable preferred stock, invested cash and other assets. Credit quality, duration, tax status, and liquidity are among factors in the core and stable value asset portfolios composition. Assets underlying the core and stable value portfolios are diversified and subject to various risks, including interest rate and credit quality changes.

        Corporate and other segment investments primarily include publicly-traded and private common stocks, limited partnership interests, mortgage loans, invested cash and other investments. Equity investments are expected, over time, to earn risk-adjusted returns greater than intermediate to longer-term bonds.

  Asset Allocation

        Our investment portfolio as of the end of each year in the three-year period ended December 31, 2001 is summarized below:

COMBINED SUMMARY OF INVESTMENTS

	12/31/99	% of Total	12/31/00	% of Total	12/31/01	% of Total
	($ in millions)
Fixed maturities—available for sale:
U.S. government and agencies	$158	3.9%	$192	4.7%	$360	9.5%
States and political subdivisions	7	0.2	7	0.2	3	0.1
Debt securities of foreign governments not classified as loans	750	18.3	735	18.0	521	13.8
Corporate and asset backed securities	1,447	35.2	1,295	31.7	1,095	28.9
Public utilities	45	1.1	38	0.9	72	1.9
Mortgage-backed securities	43	1.0	32	0.8	42	1.1
Other fixed maturities	42	1.0	24	0.6	19	0.5

Total fixed maturities	2,492	60.7%	2,323	56.9%	2,112	55.8%

Equity securities—available for sale:
Common stocks:
Public utilities	1	0.0%	2	0.0%	0	0.0%
Banks, trusts and insurance companies	149	3.6	66	1.6	59	1.6
Industrial, miscellaneous and all other	56	1.4	38	0.9	56	1.5
Non-redeemable preferred stocks	315	7.7	316	7.7	248	6.6

Total equity securities	521	12.7%	422	10.2%	363	9.7%

Other securities:
Mortgage loans on real estate	4	0.1%	3	0.1%	3	0.1%
Real estate—net of depreciation	10	0.2	0	0.0	0	0.0
Policy loans	65	1.6	74	1.8	51	1.4
Other long-term investments and limited partnerships	619	15.1	755	18.5	551	14.6
Short-term investments	396	9.6	513	12.5	696	18.4

Total other securities	1,094	26.6%	1,345	32.9%	1,301	34.5%

Total investments	$4,107	100.0%	$4,090	100.0%	$3,776	100.0%

  Fixed Maturities—Overview

        Fixed-maturity assets consist primarily of bonds issued by the U.S. government and agencies, debt securities of foreign governments and corporate and asset-backed bonds. Our fixed-income strategy is to invest in a blend of government and corporate securities, which are generally liquid and are primarily rated investment grade.

        We invest in short, intermediate and long-term fixed-income securities, depending upon the term of the related insurance and stable value liabilities. We attempt to avoid significant prepayment or extension risk by investing in securities which have call protection. We have minimal investments in mortgage-backed securities and do not make direct real estate loans.

        We generally do not target a specific return in the purchase of bonds for our portfolios. The weighted average yields of our fixed-maturity assets were 6.9%, 7.1% and 6.3% for the years ended December 31, 1999, 2000 and 2001, respectively. We do target a low- to mid-teens return on equity for those assets backing our stable value program. As of December 31, 2001, the book value of our stable value liabilities was $790 million.

        The major components of our fixed-income portfolio are summarized below:

        Debt of Foreign Governments.    Debt securities of foreign governments constituted approximately 25% of the fixed-maturity portfolio as of December 31, 2001. These include bonds held in our non-U.S. operating companies, including Canada, the United Kingdom and Australia.

        Also included in this category is a portion of the domestic fixed-income portfolio classified as "foreign source income" for tax purposes. These investments provide attractive after-tax returns when evaluated in the context of our income tax liability on a worldwide basis. Our "foreign source income" portfolio is comprised of issues guaranteed by the U.S. government, Canadian governments and provinces, Supranationals, other governments and corporates. The portfolio is highly rated, with a significant portion rated AAA. As of December 31, 2001, the book value of our portfolio designated as "foreign source income" was $359 million. Those foreign source income bonds not included in the above listing of debt securities of foreign governments are included in the U.S. government and corporate segments.

        Our asset allocation to bonds which generate foreign source income is evaluated periodically, based on tax considerations and alternative investment opportunities. At the current time, we do not expect significant changes in the amount of our foreign source income portfolio as a result of the distribution.

        Assets supporting liabilities of certain of our foreign operations are denominated in local currency. We attempt to minimize foreign exchange balance sheet exposure by holding local surplus in U.S. dollar-denominated assets where possible. Investments in other than G-7 countries are subject to other risks, including appropriation, redefinition of terms, and currency convertibility.

        Corporate and Asset-Backed Securities.    Corporate and asset backed securities represented 52% of the fixed-maturity portfolio as of December 31, 2001. Corporate and asset-backed securities are utilized to support insurance products and the stable value program. As of December 31, 2001, $899 million was invested in corporates, and $196 million was invested in asset-backed securities.

        Our corporate bond strategy is to invest primarily in publicly traded issues of investment grade issuers. We seek to invest in those companies which exhibit strong historical operating cash flows and moderate financial leverage. We target companies which have attractive operating margins and a stable revenue base. We avoid companies that exhibit highly seasonal or cyclical patterns and unattractive operating margins. We monitor our corporate and asset-backed portfolio on a regular basis. The analysis undertaken for new issues and the existing portfolio includes a review of operating trends, leverage, liquidity, company or industry specific issues and rating agency actions. A summary of our corporate bond portfolio by industry sector is shown below.

CORPORATE BONDS BY SECTOR

	As of December 31,
	1999	2000	2001
	(millions)
Industrial & consumer	$309	$269	$358
Financial	790	676	481
REITS	49	54	60
Asset-backed	299	296	196

Total	$1,447	$1,295	$1,095

        Our asset-backed portfolio, which totaled $196 million as of December 31, 2001, is invested across a range of assets, including franchise loans, home equity loans, collateralized bond obligations, collateralized mortgage obligations and small business loans.

        As of December 31, 2001, 5.9% of the fixed-maturity portfolio was invested in securities which were rated non-investment grade, as shown in the table below. We invest in below-investment grade securities to generate incremental investment income. The size of the allocation to below-investment grade securities is governed by policy limits and the ongoing management of portfolio credit quality. The majority of our below investment grade bonds have a credit rating of Ba/BB. Below-investment grade exposure consists primarily of domestic corporate bonds, insurance linked notes and foreign issues.

  Asset Quality

        Our fixed-maturity portfolio is primarily invested in investment grade securities. The weighted average credit rating of bonds in the portfolio as of December 31, 2001 was Aa. The schedule below summarizes the fixed-maturity portfolio by bond rating.

FIXED INCOME QUALITY REPORT

	12/31/99	% of Total	12/31/00	% of Total	12/31/01	% of Total
	($ in millions)
Fixed maturities*
Aaa	$1,107	44.4%	$1,143	49.2%	$985	46.6%
Aa	345	13.8	339	14.6	256	12.1
A	453	18.2	421	18.1	442	20.9
Baa	390	15.7	309	13.3	305	14.5

Total investment grade	2,295	92.1%	2,212	95.2%	1,988	94.1%
Ba	94	3.8%	91	3.9%	95	4.5%
B	15	0.6	13	0.5	19	0.9
Caa	3	0.1	4	0.2	9	0.4
Ca	—	0.0	2	0.1	—	0.0
C	3	0.1	1	0.1	1	0.1

Total non-investment grade	115	4.6%	111	4.8%	124	5.9%

Total rated	2,410	96.7%	2,323	100.0%	2,112	100.0%

Total non-rated	82	3.3%	—	0.0%	—	0.0%

Total net fixed maturities	$2,492	100.0%	$2,323	100.0%	$2,112	100.0%

*
Ratings are assigned on the basis of the higher of Moody's Investors Service or Standard & Poor's Ratings Services.

  Portfolio Maturity

        The average life of the fixed-maturity portfolio as of December 31, 2001 was 4.6 years. Shown below is a summary of the fixed-maturity investments by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

COMBINED SUMMARY OF INVESTMENTS
BY CONTRACTUAL MATURITY

	12/31/99	% of Total	12/31/00	% of Total	12/31/01	% of Total
	($ in millions)
Due in one year or less	$139	5.6%	$135	5.8%	$202	9.6%
Due after one year through five years	727	29.2	803	34.6	828	39.2
Due after five years through ten years	798	32.0	647	27.8	509	24.1
Due after ten years	785	31.5	706	30.4	531	25.1
Mortgage-backed securities	43	1.7	32	1.4	42	2.0

Total fixed maturities	$2,492	100.0%	$2,323	100.0%	$2,112	100.0%

  Equity Securities

        We invest in publicly traded common stocks and non-redeemable preferred stocks. Non-redeemable preferred stocks, while classified for accounting purposes as equity investments, support core liabilities. Publicly traded common stocks are segmented as corporate investments and do not support liabilities.

        As of December 31, 2001, we held a preferred stock portfolio (excluding redeemable preferred securities) with a value of $248 million. We have historically held an investment grade portfolio of preferred stocks to support our long duration liabilities and to achieve a higher after-tax income compared to alternative fixed-income investments. We own both tax-advantaged (dividend received deduction eligible) and fully taxable preferred stock.

        The amount invested in preferred stocks is a function of liability durations, the level of surplus, other equity investments and regulatory constraints. Over the past few years, we have reduced our investment in preferred stocks. We intend to further reduce our investment in preferred stocks after the distribution, and we expect to invest the proceeds from those sales in corporate bonds.

  Other Securities

        Our short-term investments consist primarily of cash and money market investments. Other long-term investments and limited partnerships, which totaled $551 million at December 31, 2001, are illiquid, and no public market prices exist for these securities. Other long-term investments at December 31, 2001 consist primarily of our preferred stock investment in Private Equity Partnership Structures I, LLC (PEPS I) and our common stock investment in Endurance Specialty Insurance Ltd.

        On December 31, 2001, we sold the vast majority of our limited partnership portfolio, then valued at $450 million, to PEPS I. The common stock interest in PEPS I is held by a limited liability company which is owned by one of our subsidiaries (49%) and by a charitable trust, which is not controlled by us, established for the victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by PEPS I to unaffiliated third parties. PEPS I then paid our insurance underwriting subsidiaries $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities. The fixed-maturity securities that our subsidiaries received from PEPS I are rated investment grade by Standard & Poor's Ratings Services. As part of this transaction, the insurance companies are required to purchase additional fixed-maturity securities from PEPS I in an amount equal to the unfunded limited partnership commitments, as they are requested. As of December 31, 2001, these unfunded commitments equaled $136 million. We anticipate that this remaining capital commitment will be drawn over the next three years. While this transaction should significantly reduce the reported earnings volatility associated with these limited partnership investments, it will not significantly limit our ability to recoup past losses or realize potential gains.

        In November 2001, we announced that we would co-sponsor a new Bermuda-based insurance and reinsurance company with total initial capitalization of $1.2 billion to provide additional underwriting capacity to commercial property and casualty insurance and reinsurance clients. Our investment in Endurance Specialty Insurance Ltd. was funded in December 2001 with approximately $227 million of operating cash generated by our underwriting subsidiaries.

  Accounting

        We utilize the equity method of accounting for private equity partnerships. Therefore, changes in market value of these equities, as reported quarterly by the general partner of each partnership, flow through the valuation of the limited partnerships. Our ownership share of this partnership valuation is included in our reported quarterly revenue.

  Derivatives

        We use derivatives to manage both our foreign currency and global interest rate exposures.

        We will enter into foreign exchange (FX) forward agreements, options, options on forwards and structured products to hedge a wide range of potential FX exposures. Derivatives will be used to neutralize our foreign exchange risks arising from anticipated future transactions. These transactions are typically the result of a purchase or sale of assets held by us. They will also be used to manage any anticipated debt related FX exposure. Our translation exposure may be managed by selling foreign currencies forward, thus neutralizing any adverse effect a weakening foreign currency (relative to the U.S. dollar) would have on our reported earnings. Additionally, FX derivatives may be used to manage currency revenue and liability mismatches. The purchase and sale of options will also be used to manage these exposures.

        Derivative products, including exchange-traded futures, exchange-traded options on futures, forward agreements, interest rate swaps and over-the-counter (OTC) options, will be used to protect us from changes in global interest rates that would adversely impact results. Interest rate exposures resulting from the anticipated purchase or sale of assets or debt instruments will be neutralized. Derivatives, depending upon the prevailing interest rate environment, will also be used to swap our fixed rate obligations to floating or our floating rate obligations to a fixed rate. Additionally, derivative products may be used to adjust the duration of our fixed-income portfolios. Asset and liability mismatches will also be managed through the use of derivative products. Options, both exchange-traded and OTC, will be utilized to manage the risks mentioned above. They will also be used, where appropriate, for yield enhancement purposes.

Government Regulation

  State Insurance Authorities

        Our insurance subsidiaries are subject to state regulation and supervision by the insurance authorities of the states in which they are domiciled and the states in which they conduct business. These regulations, which are generally intended to ensure the financial solvency of insurance companies and to require fair and adequate service and treatment for policyholders, typically relate to matters such as licensing of insurers and their agents, authorized lines of business, statutory accounting and reporting requirements, minimum capital and surplus requirements and solvency standards, investments parameters and admission of statutory assets, mandating of certain insurance benefits, regulation of premium rates, approval of policy forms and related materials, regulation of unfair trade and claims practices, regulation of advertising and marketing practices and establishment of statutory reserve requirements. As a result, these regulations could impact our ability to market and underwrite business.

        State insurance departments periodically review the business and operations of an insurance company by examining its financial condition and the methods its agents use to sell its products. Our insurance subsidiaries are required to file in each jurisdiction where they are licensed various reports relating to their financial condition, including detailed annual financial statements. In addition, from time to time, state insurance regulatory authorities and other state law enforcement agencies and attorneys general make inquiries concerning regulatory compliance by our insurance subsidiaries. We try to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  National Association of Insurance Commissioners

        The state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), which seeks to promote uniformity and enhance state regulation of insurance. Both the NAIC and the individual states continue to focus on the solvency of insurance companies and their conduct in the market place, as reflected in additional regulatory oversight by the states and emphasis on the enactment or adoption of a series of NAIC model laws and regulations. The NAIC continually reexamines existing laws and regulations and may impose changes in the future that materially adversely affect our businesses, results of operations and financial condition, or that require us to significantly modify our approach to certain market segments.

  Insurance Holding Company Regulation

        We are subject to regulation under the insurance holding company laws of various jurisdictions. These laws generally require insurance company subsidiaries of a holding company to register with state regulatory authorities and to file with those authorities certain periodic reports, including information concerning their capital structure, ownership, financial condition, certain intercompany transactions and general business operations. They also may require the reporting, and in certain cases the prior approval of, transactions between an insurance company and its affiliates.

        As an insurance holding company, we depend primarily on the receipt of funds from our operating subsidiaries to pay operating expenses, make principal and interest payments on our debt and pay dividends to our stockholders. Under applicable insurance holding company laws and regulations, prior regulatory approval may be required for payment of dividends or distributions to us by our insurance subsidiaries.

  Investment Restrictions

        Our insurance subsidiaries are also subject to state laws and regulations requiring diversification of their investment portfolios and limiting the amount of their investments in certain investment categories, such as below investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, may require divestiture of such non-qualifying investments. We believe that investments by our insurance subsidiaries have complied, and in the future will comply, with such regulations.

  Risk-Based Capital Requirements

        In order to better regulate insurer solvency, many states have adopted a model law developed by the NAIC to implement risk-based capital requirements for property/casualty, health and life insurers. The capital requirements are designed to monitor capital adequacy by providing insurance regulators with an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. The model act provides that insurance companies must submit an annual risk-based capital report to state regulators reporting their risk-based capital based on four categories of risk: asset risk, insurance risks, interest rate risk and business risk. Insurers having less statutory surplus than that required by the risk-based capital model formula will be subject to varying degrees of regulatory scrutiny and intervention depending on the level of capital inadequacy. These actions range from requiring the insurer to propose actions to correct the risk-based capital deficiency to placing the insurer under regulatory control. As of December 31, 2001, the ratio of total adjusted capital to authorized control level risk-based capital of each of our insurance company subsidiaries was in excess of the minimum levels requiring remedial action.

  Reserve Sufficiency Analysis

        Certain states require us to conduct periodically an analysis of the sufficiency of all health and life insurance and annuity statutory reserves. A qualified actuary must submit an opinion which states that the statutory reserves, when considered in light of the assets held with respect to the reserves, make sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the insurer must set up additional reserves by moving funds from surplus.

  Insurance Regulatory Information Systems Ratios

        The NAIC has developed a set of 12 financial ratios to assist state insurance departments in their oversight of the financial condition of insurers operating in their respective states. The NAIC's Insurance Regulatory Information System calculates these ratios based on information submitted by insurers on an annual basis and shares the information with the applicable state insurance departments. Generally, an insurance company will be subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain that company's underwriting capacity.

  Codification of Statutory Accounting Principles

        In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles. The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001; however, statutory accounting principles, including the Codification, must still be adopted by individual states and are subject to modification by such states through the legislative process or by permitted practices adopted by state regulators. The domiciliary states of most of our major insurance subsidiaries have adopted the Codification, with certain modifications. The Codification, to some extent, prescribes revised statutory accounting practices and will result in changes to the accounting practices that our major insurance subsidiaries use to prepare their statutory-basis financial statements. The impact of these changes to our major insurance subsidiaries' statutory capital and surplus as of January 1, 2001 was an increase of $54 million.

  Periodic Reports and Examinations

        Our insurance subsidiaries are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they do business, and their books, records, business and accounts are subject to examination by such agencies, which may be conducted at any time. Each of our subsidiaries will continue to prepare such statutory financial statements in accordance with accounting practices prescribed or permitted by the insurance departments of their respective states of domicile. These practices include the Codification, as well as state laws, regulations and general administrative rules.

  Guaranty Associations and Similar Arrangements

        Most of the jurisdictions in which our insurance company subsidiaries are admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. During the past five years, none of the aggregate assessments levied against our insurance subsidiaries has been material. While the amount and timing of future assessments are not predictable, our insurance subsidiaries have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

  Impact of Federal Regulation

        Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, age and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation, do affect the insurance industry generally and our company in particular.

        Gramm-Leach-Bliley Act.    The Gramm-Leach-Bliley Act of 1999 implemented fundamental changes in the regulation of the financial services industry in the United States. The act permits mergers and consolidations that combine commercial banks, insurers and securities firms under one holding company. In addition, the act allows national banks to retain their ability to sell insurance products in some circumstances and permits bank holding companies and other entities that qualify and elect to be treated as "financial holding companies" to engage in, and to acquire companies engaged in, activities that are "financial" in nature or "incidental" or "complementary" to such financial activities, including acting as principal, agent or broker in selling life, property and casualty and other forms of insurance, including annuities. A financial holding company can own any kind of insurance company or insurance broker or agent, but its bank subsidiary cannot own the insurance company. Under state law, the financial holding company must apply to the insurance commissioner in the insurer's state of domicile for prior approval of the acquisition of that insurer. The act further provides that no state may prevent or interfere with affiliations between banks or insurers, insurance agents or brokers or the licensing of a bank or bank affiliate as an insurer, agent or broker as permitted by the act.

        Until the passage of the Gramm-Leach-Bliley Act, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurance companies. With the passage of the Gramm-Leach-Bliley Act, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially affect our product lines by substantially increasing the number, size and financial strength of potential competitors.

        ERISA Considerations.    We provide some of our products and services to certain employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Code. As such, our activities are subject to restrictions imposed by ERISA and the Code, including requirements under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and requirements under ERISA and the Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to that plan.

        Medicare + Choice Regulation.    Our Medicare + Choice Private Fee for Service contract is subject to various federal laws and regulations which govern Medicare programs generally, as well as specific federal regulation and oversight by the Center for Medicare and Medicaid Services (CMS), which is a division of the Department of Health and Human Services. CMS has approval and oversight authority for the Medicare + Choice program, regulating such matters as service area, product benefits and advertising and conducting ongoing compliance audits. Each year, our ability to offer the Medicare + Choice product is subject to termination by CMS upon certain circumstances.

        Health Care Reform.    Various members of the U.S. Congress have proposed reforms to the nation's health care system. While we do offer non-medical health insurance products, such as long-term care and disability insurance, we generally do not offer medical reimbursement products or managed care products and, accordingly, do not expect to be directly affected by such proposals to any significant degree.

        Privacy Initiatives.    The privacy provisions of the Gramm-Leach-Bliley Act became fully effective in 2001 and establish new consumer protections regarding the security, confidentiality and uses of nonpublic personal information of individuals. In connection with the Gramm-Leach-Bliley privacy provisions, the NAIC recently adopted the Model Privacy of Consumer Financial and Health Information Regulation, which has been adopted by a number of states in whole or in part. Upon adoption of the required federal regulations, the Health Insurance Portability and Accountability Act of 1996 creates a broad series of heightened standards which health care providers and insurers must now meet. These various standards are designed to safeguard, facilitate and promote the electronic exchange of an individual's health information. Presently, health insurers are refining and implementing the standards required under the recently adopted federal regulations for privacy (implementation date of April 14, 2003) and for electronic transactions (implementation date with a granted extension to October 16, 2003). Additional privacy legislation pending in the U.S. Congress, several states and other countries is designed to provide further privacy protections to consumers of financial products and services. These statutes and regulations may result in additional regulatory compliance costs, limit our ability to market our products or otherwise constrain the nature or scope of our insurance and financial services operations.

  Foreign Insurance Regulatory Authorities

        A portion of our insurance business is carried on in foreign countries, through both our foreign and domestic insurance company subsidiaries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, we and our insurance company subsidiaries operating in such jurisdictions must satisfy local regulatory requirements. Licenses issued by foreign authorities to our subsidiaries are subject to modification or revocation by such authorities, and our subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In addition to licensing requirements, our foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, amount and type of security deposits, amount and type of reserves, amount of required solvency capital, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the state, to which admitted insurers are obligated to cede a portion of their business on terms which do not always allow foreign insurers, including our foreign insurance company subsidiaries, full compensation. These regulations could impact our ability to market and underwrite business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Properties

        Our principal executive offices are located in Atlanta, Georgia. We also own or lease office space throughout the United States and in various foreign countries, in some cases pursuant to subleases with Aon.

        The following table outlines the location, size and ownership of our other significant offices:

Location	Sq. Feet	Leased or Owned
	(Approximate)
United States:
Golden, Colorado	62,729	leased
Chicago, Illinois	365,346	owned
Chicago, Illinois	10,000	leased
Glenview, Illinois	151,560	leased
Fort Wayne, Indiana	50,044	leased
St. Louis, Missouri	18,000	owned
St. Louis, Missouri	10,880	leased
St. Louis, Missouri	21,931	leased
Latham, New York	30,538	leased
Dallas, Texas	53,263	owned
Dallas, Texas	23,431	leased
Bellingham, Washington	64,044	leased
International:
Sydney, Australia	36,635	leased
Markham, Ontario	7,370	leased
Kingston on the Thames, United Kingdom	57,000	leased

        We believe that our properties are suitable and adequate for our current and anticipated business operations.

Legal Proceedings

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of our business. The litigation naming us as a defendant ordinarily involves our activities as a provider of insurance protection products or employer, and the damages that may be claimed are substantial, including in some instances claims for punitive or extraordinary damages. In addition, state and other regulatory bodies and the Securities and Exchange Commission may regularly make inquiries and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws and laws governing the activities of broker/dealers. None of these routine investigations or ordinary course litigation is expected to have a material adverse effect on our financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

        The following describes the major pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or our subsidiaries are a party.

        On September 11, 2001, the World Trade Center towers were destroyed. A total of 175 employees of Aon, including three of our employees, occupied space on certain of the higher floors of one of the towers and are either confirmed or presumed dead. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by our Combined Insurance Company of America subsidiary for U.S. based employees of subsidiaries of Aon. On November 9, 2001, Certain Underwriters at Lloyd's, London filed suit in Commercial Court in London, United Kingdom seeking declaratory judgment to that effect. On November 13, 2001, Combined Insurance Company filed suit against Certain Underwriters in the United States District Court for the Southern District of New York seeking recovery of the $90 million of reinsurance recoverables. If the legal proceedings related to the Business Travel Accident policy are ultimately determined adversely to us, we could be financially responsible for some or all of the $90 million of reinsurance recoverables.

        We are a defendant in 12 lawsuits in Mississippi generally alleging misconduct by us in the solicitation and sale of insurance policies. These lawsuits, the first of which was filed on June 10, 1999, have been filed in state court in the following Mississippi counties: Jasper (1 suit); Jefferson (6 suits); Noxubee (1 suit); and Wayne (4 suits). Attorneys representing the plaintiffs in these lawsuits have advised us that approximately 1,800 other current or former policyholders may file similar claims, although they have furnished only sparse details of these possible claimants. Each lawsuit includes, and each threatened claim could include, a request for punitive damages. We believe that we have meritorious defenses and intend to vigorously defend these lawsuits.

        Our Combined Insurance Company of America subsidiary is a defendant in a lawsuit seeking class certification filed in December 2001 by Traci Radmanovich in the United States District Court for the Northern District of Illinois. The lawsuit alleges that Combined Insurance Company discriminates against women in hiring, training and promotion and tolerates a hostile work environment. The lawsuit seeks to recover damages for the plaintiff and for all women who worked for Combined Insurance Company of America at anytime since April 1, 1999. The lawsuit is in its early stages and no discovery has been conducted. Combined Insurance Company of America has denied the allegations and intends to vigorously defend the suit and oppose class certification.

Employees

        At December 31, 2001, we employed approximately 9,000 people in the United States. We believe that our relations with our employees are satisfactory.

OUR MANAGEMENT

Directors and Executive Officers

        Set forth below is information concerning our executive officers and those individuals we expect to serve on our Board of Directors immediately following the distribution. Our Board of Directors will be divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see "Certain Anti-Takeover Effects of Provisions of Our Restated Certificate of Incorporation and By-Laws and of Delaware Law."

Name	Age	Position	Term as Director
Dennis B. Reding	53	Chairman of the Board of Directors and Chief Executive Officer	Expires 2005
Richard M. Ravin	58	President and Director	Expires 2004
David L. Cole	54	Vice Chairman of the Board of Directors	Expires 2003
Henry S. Bienen	62	Director	Expires 2004
Mellody Hobson	32	Director	Expires 2003
Verne G. Istock	61	Director	Expires 2005
Patrick G. Ryan	64	Director	Expires 2005
Robert J.W. Ryan	32	Director	Expires 2004
Fred L. Turner	69	Director	Expires 2003
Michael W. Wickham	55	Director	Expires 2004
Steven J. Bensinger	47	Executive Vice President and Chief Financial Officer
F. Marshall Turner	44	Executive Vice President
Richard T. Gieryn, Jr.	45	Executive Vice President, General Counsel and Secretary
Michael A. Conway	54	Senior Vice President and Chief Investment Officer

        Dennis B. Reding is the Chairman of our Board of Directors and our Chief Executive Officer. Prior to joining us, he served as President of ACE INA Holdings, Inc. from 2001 to 2002 and President and Chief Executive Officer of ACE USA, Inc. from January 1998 to 2002. In addition, he held the position of President and Chief Executive Officer of Westchester Specialty Group from 1992 to 1998.

        Richard M. Ravin is our President and a director. He has served as the Chairman of the Board of Directors, President and Chief Executive Officer of our Combined Insurance Company of America subsidiary since 1993. Mr. Ravin is a director of Combined Life Insurance Company of New York and Chairman of the Board of Directors of Employee Benefit Communications, Inc.

        David L. Cole is the Vice Chairman of our Board of Directors. He has served as the Chairman of the Board of Directors and President and Chief Executive Officer of our Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.) subsidiary since 1996.

        Henry S. Bienen has been President of Northwestern University since 1995. He is a director of Mathews International Capital Management, LLC, Northwestern Memorial Hospital, and The Chicago

Council on Foreign Relations. Mr. Bienen is also a trustee of the John G. Shedd Aquarium and a member of the Big Ten Compensation Committee.

        Mellody Hobson has been President and Chief Operating Officer of Ariel Capital Management, Inc., an institutional money management firm specializing in equities, since May 2000. Before accepting that position, she served as Senior Vice President and Director of Marketing of Ariel Mutual Funds. She also serves as a Director of the Chicago Public Library and the Chicago Public Library Foundation. Ms. Hobson is a member of the Board of Trustees of Ariel Mutual Funds and a board member of the Field Museum of Natural History, Chicago Public Education Fund, 21st Century Charter School, Women's Business Development Council, YMCA of Metropolitan Chicago, Do Something and St. Ignatius College Preparatory.

        Verne G. Istock served as President and a director of Bank One Corporation from 1999 until he retired in September 2000. He was Chairman of the Board of Directors of Bank One Corporation from 1998 to 1999, and from 1996 to 1998, he served as Chairman of the Board of Directors, President and Chief Executive Officer of First Chicago NBD Corp.

        Patrick G. Ryan has been Chairman of the Board of Directors of Aon since 1990 and Chief Executive Officer of Aon since 1982. He was elected President and Chief Executive Officer of Aon at the time of the merger of Aon and Ryan Group in 1982, and served as President of Aon until 1999. Prior to the merger, Mr. Ryan served as Chairman of the Board and Chief Executive Officer of Ryan Group. He is a director of the Tribune Company and serves as Chairman of the Board of Trustees of Northwestern University and as a Trustee of Rush-Presbyterian-St. Luke's Medical Center.

        Robert J.W. Ryan has been Vice President of E Chalk LLC, a web-based communication provider for K-12 public, private, and parochial schools and school districts, since April 2001. He also has been Vice President of the family-owned principal investment firm Ryan Enterprises Group LLC (and its predecessor company) since 1997. He has served as a director at Ryan Enterprises since 1995. Mr. Ryan is a director of Chicago Shakespeare Theater, and Vice President and a director of 21st Century Urban Schools, an organization dedicated to innovative education reform, which operates a national model charter school in Chicago. He is the son of Mr. and Mrs. Patrick G. Ryan.

        Fred L. Turner has been Senior Chairman and a director of McDonald's Corporation since 1990. He joined McDonald's Corporation in 1956 and assumed his current position in 1990, after serving as its Chairman of the Board and Chief Executive Officer. Mr. Turner served as a director of Aon from 1991 to 2002, and is currently a director of Baxter International, Inc. and W.W. Grainger, Inc.

        Michael W. Wickham has served as Chairman of the Board of Directors of Roadway Corporation since March 1998 and as Roadway Corporation's Chief Executive Officer since January 1996. In addition, he held the position of President of Roadway Corporation from July 1990 through March 1998 and has been a director of Roadway Corporation since 1989.

        Steven J. Bensinger is our Executive Vice President and Chief Financial Officer. Prior to joining our company, Mr. Bensinger served as Executive Vice President of Trenwick Group, Ltd. from October 1999 to December 2001. From March 1993 to October 1999, he served as President and Director of Chartwell Re Corporation.

        F. Marshall Turner is our Executive Vice President. Prior to joining us, he served as President of Westchester Specialty Group, a division of ACE USA, Inc., from 2000 to 2002. He held the position of Executive Vice President of Westchester Specialty Group from 1998 to 2000 and Senior Vice President of Westchester Specialty Group from 1996 to 1998.

        Richard T. Gieryn, Jr. is our Executive Vice President, General Counsel and Secretary. Prior to joining us, he served as Senior Vice President and General Counsel of ACE INA Holdings, Inc. from March 2001 to 2002 and as Senior Vice President and General Counsel of ACE USA, Inc. from 1998 to January 2002. He was General Counsel and Secretary for Westchester Specialty Group from 1996 to July 1998.

        Michael A. Conway is our Senior Vice President and Chief Investment Officer. Mr. Conway was employed in the Investment Department of our Combined Insurance Company of America subsidiary from 1970 to 1984 and served as Vice President of that company from 1980 to 1984. Following other employment, Mr. Conway joined Aon in 1990 and served from 1990 to 2002 as Senior Vice President and Senior Investment Officer of Aon, President of Aon's registered investment advisor subsidiary, Aon Advisors, Inc., and President and Trustee of the Aon Funds, a mutual fund family.

Committees of the Board of Directors

        Pursuant to our by-laws, our Board of Directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors' time and capabilities, our board is expected to establish the following five committees: Executive, Audit, Investment, Nominating and Compensation Committees. The membership and function of each Committee are described below.

        When the Board of Directors is not in session, the Executive Committee will be empowered to exercise the power and authority in the management of the business and affairs of our company as would be exercised by the Board of Directors, subject to certain exceptions. We expect Henry S. Bienen (Chairman), David L. Cole, Richard M. Ravin and Dennis B. Reding to serve as the initial members of the Executive Committee.

        The Audit Committee will oversee our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee will review our audited financial statements with management, discussing the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee will operate pursuant to a charter to be approved by our Board of Directors. We expect Michael W. Wickham (Chairman), Henry S. Bienen, Verne G. Istock and Fred L. Turner to serve as the initial members of the Audit Committee.

        The Investment Committee will be responsible for the formation of broad investment policy applicable to our operating subsidiaries. This policy is implemented by all subsidiaries based on the specific financial requirements of the individual units. We expect Fred L. Turner (Chairman), Henry S. Bienen, Mellody Hobson, Verne G. Istock, Robert J.W. Ryan and Richard M. Ravin to serve as the initial members of the Investment Committee.

        The Nominating Committee will recommend nominees to the board to fill vacancies or as additions to the Board of Directors. Although the Committee will not specifically solicit suggestions from stockholders regarding possible candidates, the Committee will consider stockholders' recommendations. Suggestions, together with a description of the proposed nominee's qualifications, stock holdings in our company, other relevant biographical information, and an indication of the willingness of the proposed nominee to serve, should be sent to our Secretary. We expect Mellody Hobson (Chairman), David L. Cole, Dennis B. Reding, Patrick G. Ryan and Robert R.W. Ryan to serve as the initial members of the Nominating Committee.

        The Compensation Committee will review and determine annually the compensation of our Chairman and Chief Executive Officer. The Compensation committee also will review, advise and consult with the Chairman and Chief Executive Officer on the compensation of the President and other officers and key employees and as to our policy on compensation. The Compensation Committee will administer the Combined Specialty Stock Incentive Plan, including granting stock options and stock awards and interpreting the plans, and will have general oversight responsibility with respect to our other employee benefit programs. In addition, the Compensation Committee will render advice and counsel to the Chairman and Chief Executive Officer on the selection of our senior officers and key executives of our major subsidiaries. We expect Verne G. Istock (Chairman), Henry S. Bienen, Fred L. Turner and Michael W. Wickham to serve as the initial members of the Compensation Committee.

Compensation of Directors

        We expect that each director who is not an employee of Combined Specialty, referred to in this information statement as an "outside director," will receive an annual cash retainer fee to be determined by our Board. If the Board so determines, directors may also receive a cash fee for each Board or Committee meeting attendance or for chairing a Committee. In addition, to ensure that directors have an ownership interest aligned with other stockholders, we expect that each outside director will be granted annually following his or her election to our Board shares of our common stock having a value to be determined by our Board. Employee directors will receive no additional compensation for serving on our Board.

Related Party Transaction

        On December 14, 2001, we completed our cosponsorship of Endurance Specialty Insurance Ltd., a Class 4 Bermuda insurer formed to provide underwriting capacity to commercial property and casualty insurance and reinsurance clients. Of the $1.2 billion of share capital raised by Endurance in a private placement transaction, we invested $227 million through our underwriting subsidiaries. In addition, the following amounts were invested in the share capital of Endurance by or on behalf of the following directors or their family members: $17 million—Patrick G. Ryan; $1 million—Robert J.W. Ryan; and $500,000—Fred L. Turner.

EXECUTIVE COMPENSATION

2001 Compensation of Executive Officers

        The following table contains information regarding the compensation that we paid to our executive officers during 2001. We will refer to these executive officers as the "named executive officers." We hired Mr. Reding, our Chairman and Chief Executive Officer, and the other executive officers listed under the caption "Our Management—Directors and Executive Officers" in 2002. We have entered into an employment agreement with Mr. Reding, which is described later in this section under the caption "Employment Agreement." Before we hired Mr. Reding, Mr. Patrick G. Ryan, Aon's Chairman and Chief Executive Officer, served as our Chief Executive Officer without being paid any additional compensation for his service in that capacity. All of the information included in this table reflects compensation earned by the named executive officers for services rendered to Aon and its subsidiaries. References to "restricted stock" and "stock options" mean shares of Aon common stock and options to purchase Aon common stock, respectively. Amounts shown are for each individual in his last position with Aon and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of Combined Specialty.

Summary Compensation Table

					Long Term Compensation(3)
		Annual Compensation
						All Other Compen- sation ($)(4)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen- sation($)	Securities Underlying Options(#)
Richard M. Ravin President and Chief Executive Officer of Combined Insurance Company of America	2001	575,524	(1)	-0-	-0-	72,569
David L. Cole President and Chief Executive Officer of Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.)	2001	414,615	(1)	410,899(2)	-0-	51,032
Michael A. Conway Senior Vice President and Senior Investment Officer	2001	435,961	(1)	-0-	45,000	47,886

(1)
Bonuses earned with respect to 2001 have not yet been determined.

(2)
Includes $200,000 for reimbursement of loss on sale of principal residence, $162,465 for reimbursement of costs associated with sale of principal residence and $48,434 for reimbursement of costs associated with relocation. Mr. Cole relocated his principal residence at the request of Aon.

(3)
As of December 31, 2001, the named executive officers held unvested award shares pursuant to the Aon Stock Award Plan. Information with respect to unvested awards is set forth below:

	Total Unvested Shares	Value at December 31, 2001	Last Vesting Date
Richard M. Ravin	46,125	$1,633,978	3/20/2007
David L. Cole	41,812	$1,481,190	3/20/2008
Michael A. Conway	21,000	$743,925	3/19/2009

Assuming continuous employment from the grant date, awards vest 20% on each of the third and tenth anniversaries of the grant date and 10% on each of the fourth through ninth anniversaries of the grant date. The Compensation Committee can accelerate the vesting of an award. Holders of unvested awards do not have voting or dividend rights with respect to unvested awards. See "Our Relationship With Aon Corporation After The Distribution—Employee Benefits Agreement" for a discussion of how these awards will be treated in connection with the distribution.

(4)
Amounts disclosed in this column include: (a) contributions made by Aon in 2001 on behalf of each of the named executive officers of $8,925 under the Aon Savings Plan, a defined contribution plan; (b) contributions made by Aon in 2001 on behalf of each of the named executive officers of $17,325 to the Aon Supplemental Savings Plan; (c) contributions made by Aon in 2001 under the Aon Executive Life Insurance Plan, a split-dollar life insurance plan, on behalf of each of the named executive officers as follows: Mr. Ravin, $45,933; Mr. Cole, $24,782; and Mr. Conway, $21,706; and (d) $386 to Mr. Ravin for commission income for policies sold.

Stock Option Grants

        The following table contains information relating to the Aon stock option grants made in 2001 to the named executive officers. The options are subject to the terms of the Aon Stock Incentive Plan. In connection with the distribution each of these stock options will be converted into an option to purchase Aon common stock and an option to purchase our common stock. See "Our Relationship With Aon Corporation After The Distribution—Employee Benefits Agreement" for a more complete discussion of the treatment of options to purchase Aon common stock in connection with the distribution.

Option Grants in 2001 Fiscal Year

Name	Number of Securities Underlying Option Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	Grant Date Present Value($)(2)
Richard M. Ravin	75,000	1.0099	34.555	3/16/2011	664,622
David L. Cole	75,000	1.0099	34.555	3/16/2011	664,622
Michael A. Conway	25,000.3301		34.555	3/16/2011	221,541
"	20,000.2641		32.525	4/20/2011	166,820

(1)
Assuming continuous employment from the grant date, options become exercisable with respect to 33% of the shares subject thereto on each of the second and fourth anniversaries of the grant date and 34% of the shares subject thereto on the third anniversary of the grant date. The Compensation Committee can accelerate when an option becomes exercisable.

(2)
Based upon the Black-Scholes Option Pricing Model assuming a volatility rate of 28%, a risk-free interest rate of 6%, and that 1.06 years on average elapse between when an option becomes exercisable and when it is exercised.

Stock Option Exercises

        The following table contains information relating to the exercise of options to purchase Aon common stock by the named executive officers in 2001, as well as the number and value of their unexercised options to purchase Aon common stock as of December 31, 2001. In connection with the distribution each of these stock options will be converted into an option to purchase Aon common stock and an option to purchase our common stock. See "Our Relationship With Aon Corporation

After The Distribution—Employee Benefits Agreement" for a more complete discussion of the treatment of options to purchase Aon common stock in connection with the distribution.

Aggregated Option Exercises in 2001
and Fiscal Year-End Option Values

			Shares Subject to Options Fiscal Year-End(#)		Value of Unexercised In-the- Money Options at Fiscal Year-End($)
Name	Shares Acquired on Exercise(#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard M. Ravin	11,250	666	16,500	231,750	531	1,065,990
David L. Cole	10,125	197,057	41,625	186,625	307,721	857,046
Michael A. Conway	33,750	712,037	4,500	118,000	-0-	711,562

Pension Plan

        The following table shows the estimated annual pension benefits payable to a covered participant at normal retirement age (65 years) under the Aon qualified defined benefit pension plan and non-qualified supplemental pension plan. The supplemental pension plan provides benefits that would otherwise be denied participants by reason of certain IRS limitations on qualified plan benefits, based on remuneration that is covered under the plans and years of service with Aon and its subsidiaries.

Pension Plan Table

	Years of Service
Remuneration	10	15	20	25	30	35	40
425,000	63,313	90,228	108,449	126,670	144,891	163,112	175,267
600,000	90,203	128,653	154,829	181,006	207,182	233,358	250,605
750,000	113,251	161,589	194,584	227,579	260,574	293,569	315,180
1,000,000	151,664	216,481	260,841	305,201	349,561	393,921	422,806
1,250,000	190,077	271,373	327,098	382,823	438,548	494,273	530,431
1,500,000	228,491	326,266	393,355	460,445	527,535	594,625	638,056

        A participant's remuneration covered by these plans is the average of his or her base salary for each year prior to 1993, and the aggregate of base salary and certain eligible bonus payments for 1993 and each year thereafter, for the five consecutive calendar plan years during the last ten years of the participant's career for which the average is the highest or, in the case of a participant who has been employed for less than five full years, the period of employment with Aon and its subsidiaries. The covered compensation and the estimated years of service for each of the named executive officers as of December 31, 2001 are: Mr. Ravin $1,108,636 and 30 years; Mr. Cole $641,000 and 22 years; and Mr. Conway $782,054 and 27 years. See "Our Relationship With Aon Corporation After The Distribution—Employee Benefits Agreement" for a discussion of the impact of the distribution on the pension plans.

Employment Agreement

        We have entered into a five-year employment agreement with Mr. Reding that calls for him to serve as our Chief Executive Officer and the Chairman of our Board. The agreement will be automatically extended for additional one-year periods unless either we or Mr. Reding elect to terminate the agreement.

        At the time the employment agreement became effective, Mr. Reding received a $675,000 cash payment from us to compensate him for benefits to which he would have been entitled from his former employer. Mr. Reding will receive an annual base salary of at least $750,000. In addition, Mr. Reding will participate in our annual incentive bonus plan for senior executives pursuant to which he may receive an annual incentive bonus of up to 150% of his base annual salary in effect at the end of the calendar year to which the bonus relates. Mr. Reding's annual incentive bonus for the first year of his employment with us will be at least 75% of his base salary for the year. Mr. Reding is entitled to participate in the employee benefit plans generally available to our executives.

        Mr. Reding will receive an option to purchase 250,000 shares of our common stock. The option will be granted within two days following the distribution. The per share exercise price will equal the fair market value of a share of our common stock on the date the option is granted. The option will become exercisable in equal installments on each of January 21, 2003, 2004 and 2005. Mr. Reding will also receive 150,000 shares of our restricted stock, with 25% vesting on each of January 21, 2003, 2004, 2005 and 2006.

        If Mr. Reding is terminated for "cause," as defined in the agreement (except for his failure or inability to perform his duties to the reasonable satisfaction of a majority of our directors), or voluntarily resigns during the first three years of his employment with us without "good reason," as defined in the agreement, then he will be entitled to receive his accrued base salary through the date of termination and other employee benefits, including regular and supplemental retirement and disability benefits, in accordance with the terms of our benefit plans and programs. Mr. Reding will forfeit his rights to any unexercisable portions of the stock option and unvested restricted shares described above. If Mr. Reding is terminated without "cause" or for "cause" due to his failure to perform his duties to the reasonable satisfaction of a majority of our directors, or if he voluntarily resigns for "good reason" at any time or without "good reason" following at least three years of employment with us, then, in addition to the accrued salary and other employee benefits to which he is entitled, Mr. Reding will receive his annual base salary at the rate then in effect for a period of 18 months following the date of termination. The stock option described above will continue to become exercisable in accordance with its original schedule and any unvested portion of the restricted shares will vest immediately.

        We may terminate Mr. Reding's agreement if he becomes unable to perform the essential functions of his position, due to physical or mental incapacity or disability, for a continuous period of 180 days or any 240 days within any 12-month period. If we do so, Mr. Reding or his legal representative will be entitled to receive any accrued base salary to the date of termination plus continuation of his base salary at the rate then in effect until the later to occur of the date of expiration of his employment agreement (including any extension of the agreement) or 18 months following his termination. The stock option described above will not continue to become exercisable, and any unvested portion of the restricted shares described above will vest immediately.

        Upon Mr. Reding's death, the employment agreement will automatically terminate and his estate or beneficiary will be entitled to receive any base salary accrued to the date of his death. Additionally, we have agreed to purchase life insurance that provides coverage sufficient for the payment to Mr. Reding's estate or beneficiary a cash amount equal to the greater of one and one-half times his annual base salary or his annual base salary for a period ending at the time of expiration of his employment agreement (less any other benefit payable under any other insurance policy we maintain for his benefit). The stock option described above will not continue to become exercisable, and any unvested portion of the restricted shares described above will vest immediately.

Combined Specialty Stock Incentive Plan

        We will adopt, with the approval of Aon in its capacity as our sole shareholder, the Combined Specialty Stock Incentive Plan (the "Combined Specialty Stock Plan"). The Combined Specialty Stock

Plan will be administered by the Organization and Compensation Committee of our Board of Directors.

        The Combined Specialty Stock Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code, nonqualified stock options, stock appreciation rights, restricted stock awards and performance awards. We expect to reserve for issuance under the Combined Specialty Stock Plan                         shares of our common stock plus those shares of our common stock to be subject to awards to be issued to our employees who immediately prior to the distribution hold options to purchase Aon common stock and Aon restricted stock awards. See "Our Relationship with Aon Corporation After the Distribution—Employee Benefits Agreement."

        We have agreed to grant Mr. Reding 150,000 shares of restricted stock and an option to purchase 250,000 shares of common stock. See "—Employment Agreement." In addition, we expect to grant restricted stock and options to purchase common stock to our executive officers in connection with the completion of the distribution as follows:

	Restricted Stock	Options to Purchase Common Stock
Richard M. Ravin	50,000	150,000
David L. Cole	50,000	150,000
F. Marshall Turner	35,000	100,000
Steven J. Bensinger	18,500	40,000
Richard T. Gieryn, Jr.	15,000	30,000

The restricted stock will vest in four equal annual installments commencing on the first anniversary of the grant date. Each option will have a per share exercise price equal to the fair market value of a share of our stock on the date the option is granted. Each option will become exercisable in three equal annual installments commencing on the first anniversary of the grant date.

Retirement Plans

        We will adopt a qualified 401(k) savings plan for our eligible employees. This plan is intended to encourage voluntary retirement savings by our employees and includes employee salary deferral contributions and employer matching contributions. We also will adopt qualified and nonqualified defined benefit pension plans for eligible employees. These pension plans are intended to provide a base level of retirement income for our employees. The retirement benefits accrued under Aon's qualified and nonqualified defined benefit pension plans by our employees prior to the distribution will be transferred from the Aon plans to our plans. See "Our Relationship with Aon Corporation After the Distribution—Employee Benefits Agreement."

SECURITY OWNERSHIP OF OUR COMMON STOCK

        The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by each of our directors and executive officers, and all directors and executive officers as a group, based upon information available to us concerning ownership of Aon common stock on February 25, 2002 (and assuming a distribution ratio of one share of Combined Specialty common stock for every three shares of Aon common stock). The mailing address of each of these individuals is c/o Combined Specialty, 3565 Piedmont Road NE, Suite 3-205, Atlanta, Georgia 30305. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The table therefore does not include information with respect to "phantom stock" shares held under certain benefit plans of Aon.

Name	Shares Projected to be Beneficially Owned (1)	Percent of Class (2)
Dennis B. Reding	-0-	*
Richard M. Ravin(3)	36,192	*
David L. Cole(3)	45,924	*
Henry S. Bienen	-0-	*
Mellody Hobson(4)	-0-	*
Verne G. Istock	-0-	*
Patrick G. Ryan(3)(5)(6)	10,485,235	11.6
Robert J.W. Ryan(5)	482,156	*
Fred L. Turner	1,602	*
Michael W. Wickham	-0-	*
Steven J. Bensinger	711	*
F. Marshall Turner	-0-	*
Richard T. Gieryn, Jr.	-0-	*
Michael A. Conway(3)	22,852	*
All directors and executive officers as a group (14 persons)(7)	10,592,576	11.7

(1)
The directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed, except as indicated in note 6 and in the table below:

	Shared Voting Power	Shared Investment Power
David L. Cole	10,320	10,320
Patrick G. Ryan	4,080,766	2,664,893
Robert J.W. Ryan	482,156	-0-
Michael A. Conway	11,097	11,097
(2)
An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed 1% of our common stock.

(3)
Includes beneficial interest in common stock based on ownership of Aon common stock under the ESOP Account and Aon Common Stock Fund of the Aon Savings Plan attributable to directors and executive officers, as follows: Patrick G. Ryan, 107,137; Richard M. Ravin, 1,451; David L. Cole, 22,072; and Michael A. Conway, 1,205. Also includes the following number of shares which the respective directors and executive officers will have the right to acquire pursuant to presently exercisable employee stock options, or stock options which will become exercisable or stock awards which will become vested within 60 days following February 25, 2002: Patrick G. Ryan, 276,500; Richard M. Ravin, 12,750; David L. Cole, 29,595; and Michael A. Conway, 10,550.

(4)
Ariel Capital Management, Inc., of which Ms. Hobson is President and Director, does not beneficially own any common shares.

(5)
Includes 482,156 shares subject to an Irrevocable Stockholders' Voting Agreement and Proxy (the "Voting Agreement") by and among Patrick G. Ryan, Mrs. Ryan, their sons and related trusts, under which Patrick G. Ryan holds an irrevocable proxy to vote shares owned by certain members of the Ryan family, including the shares beneficially owned by Robert J.W. Ryan. Robert J.W. Ryan is the son of Mr. and Mrs. Patrick G. Ryan.

(6)
Mrs. Ryan beneficially owns 3,047,786 shares.

(7)
482,156 shares held by Robert J.W. Ryan are voted by Patrick G. Ryan pursuant to the Voting Agreement and are counted once for purposes of aggregating the number of shares beneficially owned by all directors and executive officers as a group.

        Based on ownership of Aon common stock as of February 25, 2002, the following persons are expected to be beneficial owners of five percent or more of our common stock immediately following the distribution date:

Name and Address	Shares Projected to be Beneficially Owned	Percent of Class
Patrick G. Ryan c/o Aon Corporation 200 East Randolph Street Chicago, Illinois 60601	10,485,235(1)	11.6
Capital Research and Management 333 South Hope Street Los Angeles, California 90071	5,720,633(2)	6.3
Davis Selected Advisors, L.P. 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	4,511,324(3)	5.0

(1)
Includes 2,939,711 shares beneficially owned by Mr. Ryan and 7,128,553 shares beneficially owned and attributed to Mr. Ryan pursuant to trusts for the benefit of family members or pursuant to the Voting Agreement. Under the terms of the Voting Agreement, Mr. Ryan has an irrevocable proxy to vote the shares during his lifetime. Also includes 33,333 shares owned by a charitable foundation for which Mr. Ryan acts as trustee and has sole voting and shared investment power. Also includes 1,444 shares beneficially owned based on ownership of Aon common stock under the ESOP Account of the Aon Savings Plan and allocated to Mr. Ryan, and 105,693 shares beneficially owned based on Aon common stock owned and attributed to Mr. Ryan pursuant to his investment in the Aon Common Stock Fund of the Aon Savings Plan. Under the terms of the separate ESOP Account of the Aon Savings Plan and under other terms of the Aon Savings Plan, as a participant in such plans Mr. Ryan is entitled to direct the manner in which the trustees will vote the shares attributed to him; in addition, all shares for which voting instructions are not received are voted by the trustees in the same proportion as shares for which voting instructions are received. Also includes 276,500 shares which Mr. Ryan has the right to acquire pursuant to presently exercisable stock options and options which will become exercisable within 60 days of February 25, 2002.

(2)
Based on information contained in Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on February 11, 2002. The filing states that sole dispositive power is reported as to all reported shares of Aon common stock and beneficial ownership is disclaimed as to all such shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

(3)
Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2002 pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934. Davis Selected Advisors, L.P. is a registered investment advisor and has sole voting and sole investment power as to all reported shares of Aon common stock.

OUR RELATIONSHIP WITH AON CORPORATION AFTER THE DISTRIBUTION

General

        Immediately prior to the distribution, we will be a wholly owned subsidiary of Aon. After the distribution, Aon will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

        We will enter into certain agreements with Aon prior to the distribution to define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are being entered into between us and Aon while we are still a wholly owned subsidiary of Aon, and certain terms of these agreements are not necessarily the same as would have been obtained through negotiations with an unaffiliated third party.

Distribution Agreement

        We will enter into a Distribution Agreement with Aon providing for, among other things, the principal corporate transactions required to effect the separation of the insurance underwriting business from Aon, the distribution and certain other agreements governing our relationship with Aon after the distribution. The following description is intended as a summary of all material terms of the Distribution Agreement. We encourage you to read, in its entirety, the Distribution Agreement included as an exhibit to the registration statement of which this information statement is a part.

        Pursuant to the Distribution Agreement, Aon will transfer to us its operating subsidiaries engaged in the insurance underwriting business, as well as substantially all of its other assets and liabilities pertaining to its insurance underwriting business. Transfers made pursuant to the Distribution Agreement will be made on an "as is, where is" basis without any representations or warranties.

        Aon's Board of Directors will have the sole discretion to determine the distribution date. The distribution is conditioned on, among other things, declaration of the distribution by Aon's Board. Other conditions to the distribution include:

  •
  Aon's receipt of the private letter ruling from the U.S. Internal Revenue Service described under "The Distribution—Important Tax Consequences;"

  •
  receipt of all material approvals and consents necessary to consummate the distribution;

  •
  the absence of any prohibition of the distribution by any law or governmental authority;

  •
  registration of our common stock under the Securities Exchange Act of 1934;

  •
  approval of our common stock for listing on the New York Stock Exchange;

  •
  the absence of other events or developments that, in the judgment of Aon's Board, would result in the distribution having a material adverse effect on Aon or its stockholders; and

  •
  final approval by Aon's Board of the distribution.

        Even if all of the conditions to the distribution are satisfied, Aon has reserved the right to amend or terminate the Distribution Agreement and the related transactions at any time before the distribution is completed. Aon's Board has not attempted to identify or establish objective criteria for evaluating the particular events or conditions that would cause it to consider amending or terminating the distribution. Although Aon can waive the conditions described above (to the extent permitted by law), Aon's Board presently has no intention to proceed with the distribution unless each of the conditions is satisfied.

        Subject to some exceptions, the Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Aon's retained business with Aon. Specifically, we have agreed to assume liability for, and to indemnify Aon against, any and all liabilities associated with our business. These liabilities include any litigation, proceedings or claims relating to the products, services and operations thereof whether or not the underlying basis for such litigation, proceeding or claim arose prior to or after the date of the transfer of our business by Aon to us. Aon has agreed to indemnify us against any and all liabilities associated with Aon's retained business. With limited exceptions, other than the obligations contained in the Distribution Agreement and the other agreements entered into in connection with the distribution, the Distribution Agreement provides that we and Aon will release each other from all claims existing at the time of the distribution.

        The Distribution Agreement will provide for the allocation of benefits between Aon and us under existing insurance policies after the date of the distribution for claims made or occurrences prior to the date of the distribution and sets forth procedures for the administration of insured claims.

        In addition, the Distribution Agreement will provide that Aon will use its reasonable efforts to maintain directors' and officers' insurance at substantially the level of Aon's current directors' and officers' insurance policy for a period of six years with respect to the directors and officers of Aon who will be our directors and officers immediately after the distribution for acts relating to periods prior to the distribution.

        The Distribution Agreement will provide that we and Aon will be granted access to some records and information in the possession of the other. This requires the retention by Aon and us, for a period of ten years following the distribution, of the information in its possession relating to the other. Further, the party in possession of the information must use commercially reasonable efforts to notify the other party of its intention to dispose of such information and, with respect to tax information, the period shall be extended to one year after the expiration of the applicable statute of limitations.

        The Distribution Agreement will also provide that during the first year following the distribution, neither we nor Aon can hire employees of the other without prior consent of the other party.

        Except as otherwise provided in the Distribution Agreement and our other agreements with Aon relating to the distribution, all fees, costs and expenses incurred in connection with the distribution will be paid by Aon.

        The Distribution Agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. Disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Distribution Agreement. The Distribution Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

Tax Sharing and Disaffiliation Agreement

        We will enter into a Tax Sharing and Disaffiliation Agreement with Aon setting forth our rights and obligations with respect to taxes imposed on our respective businesses both before and after the distribution and with respect to "Restructuring Taxes." For purposes of the Tax Sharing and

Disaffiliation Agreement, "Restructuring Taxes" are, in effect, taxes and other liabilities imposed as a result of a determination that:

  •
  the contribution of the assets and properties of the Combined Specialty business to us failed to qualify for tax-free treatment;

  •
  the distribution failed to qualify as a tax-free distribution under Section 355 of the Code; or

  •
  Aon, under special rules, was subject to tax as a result of the distribution even though the distribution generally qualified for tax-free treatment under Section 355 of the Code.

  General Taxes

        Under the Tax Sharing and Disaffiliation Agreement, we will be liable for and indemnify Aon against any taxes (other than Restructuring Taxes) that are attributable to our business. We will indemnify Aon against these taxes even though they may have been incurred prior to the formation of our company. Aon will indemnify us against any taxes (other than Restructuring Taxes) that are attributable to the business retained by Aon. The Tax Sharing and Disaffiliation Agreement sets forth rules for determining taxes attributable to our business and taxes attributable to the business retained by Aon.

  Restructuring Taxes

        Under the Tax Sharing and Disaffiliation Agreement, we will, in general, be liable for any Restructuring Taxes imposed by reason of any "Combined Specialty Tainting Act," which means:

  •
  any inaccuracy or breach of specified representations, warranties, or covenants in the U.S. Internal Revenue Service ruling and the materials submitted to the U.S. Internal Revenue Service in connection with that ruling, in each case, describing the "Combined Specialty Companies" (generally, us and our affiliates) or our business;

  •
  any action (or failure to take any reasonably available action) by any of the Combined Specialty Companies; or

  •
  any acquisition or other transaction involving our capital stock (other than the distribution of our capital stock by Aon).

        Similarly, Aon will, in general, be liable for any Restructuring Taxes imposed by reason of any "Aon Tainting Act," which means:

  •
  any inaccuracy or breach of specified representations, warranties, or covenants in the U.S. Internal Revenue Service ruling and the materials submitted to the U.S. Internal Revenue Service in connection with that ruling, in each case, describing the "Aon Companies" (generally, Aon and its affiliates) or the business retained by Aon;

  •
  any action (or failure to take any reasonably available action) by any of the Aon Companies; or

  •
  any acquisition or other transaction involving the capital stock of Aon (other than the distribution of our common stock by Aon).

        We and Aon will each be liable for 50% of Restructuring Taxes that are not imposed as a result of either a Combined Specialty Tainting Act or an Aon Tainting Act. If a Restructuring Tax is imposed where there is both a Combined Specialty Tainting Act and an Aon Tainting Act, and each of the Combined Specialty Act and the Aon Tainting Act would alone be sufficient to result in the imposition of such Restructuring Tax, we and Aon will each be liable for 50% of such Restructuring Tax. Finally, in the case of a Restructuring Tax that would not have been imposed but for the existence of both a Combined Specialty Tainting Act and an Aon Tainting Act, we and Aon will each be liable for such

Restructuring Tax to the extent the Combined Specialty Tainting Act and the Aon Tainting Act, respectively, contributed to the imposition of such Restructuring Tax.

  Administrative Matters

        The Tax Sharing and Disaffiliation Agreement will also set forth our respective obligations with respect to the filing of tax returns, the administration of tax contests and other matters.

Transition Services Agreement

        We will enter into a Transition Services Agreement with Aon pursuant to which each of us will provide to the other a variety of administrative services for a period of time following the distribution. Aon will provide to us certain human resources, financial administration, information technology, communication and creative, real estate support, risk management, employee education support and travel administration services. We will provide to Aon certain information technology services. Each service will be provided for a specified term, which generally will not be longer than two years, at a price that is consistent with the price charged by the providing party to the other for that service prior to the distribution. The party receiving a particular service may terminate the provision of that service for its convenience upon notice to the providing party, with such termination being effective as of a date set forth in the Transition Services Agreement. In addition, either we or Aon may terminate the Transition Services Agreement for cause or upon certain changes of ownership relating to the other party as set forth in the Transition Services Agreement.

Employee Benefits Agreement

        We will enter into an Employee Benefits Agreement with Aon providing for, among other things, the allocation between Aon and us of various assets, liabilities and responsibilities relating to employee benefits generally and to certain employee compensation matters. Under the Employee Benefits Agreement, we will generally be responsible for all liabilities arising after the distribution under our employee benefit plans and for all other employment-related liabilities relating to employees who are employed by us after the distribution ("Combined Specialty Employees"), whether those liabilities arose before or after the distribution. Aon will generally be responsible for all liabilities arising after the distribution under Aon's employee benefit plans and for all other employment-related liabilities relating to employees who are not our employees after the distribution ("Aon Employees"), whether those liabilities arose before or after the distribution. Certain benefits accrued by Combined Specialty Employees prior to the distribution under an Aon employee benefit plan will be transferred to our corresponding employee benefit plan and we will assume the related liabilities. In the case of funded employee benefit plan liabilities, the assets related to such liabilities will be transferred from the applicable Aon employee benefit plan to our corresponding employee benefit plan.

        Combined Specialty Employees will not, for purposes of employment and benefits policies and plans, be deemed to have experienced a termination of employment as a result of the distribution or related transactions, and their service with Aon will be recognized as service with us under our employment and benefits policies and plans.

  Stock Options

        Options to acquire Aon common stock that are outstanding immediately prior to the distribution ("Pre-Conversion Aon Options") will be converted, in the case of options held by Aon Employees, into adjusted options to acquire Aon common stock ("Converted Aon Options") and, in the case of options held by Combined Specialty Employees, into a combination of Converted Aon Options and new options to acquire Combined Specialty common stock ("Converted Combined Specialty Options"). The converted options will take into account all employment with both Aon and Combined Specialty for purposes of determining when the options become exercisable and when the options terminate. The conversion will preserve the intrinsic value of each option and the ratio of the exercise price to the fair market value of the stock subject to the option, determined at the time of the conversion, by adjusting the number of shares purchasable and/or the exercise price, as described below:

        Aon Employees.    The number of shares of Aon common stock subject to a Converted Aon Option held by an Aon Employee will be equal to the number of shares of Aon common stock subject to the Aon Employee's Pre-Conversion Aon Option multiplied by the following fraction:

Pre-distribution Aon common stock price
Post-distribution Aon common stock price

The exercise price of a Converted Aon Option held by an Aon Employee will be equal to the exercise price of the Aon Employee's Pre-Conversion Aon Option multiplied by the following fraction:

Post-distribution Aon common stock price
Pre-distribution Aon common stock price

        Combined Specialty Employees.    The number of shares of Aon common stock subject to a Converted Aon Option held by a Combined Specialty Employee will be the same as the number of shares of Aon common stock subject to the Combined Specialty Employee's Pre-Conversion Aon Option. The exercise price of a Converted Aon Option held by a Combined Specialty Employee will be equal to the exercise price of the Combined Specialty Employee's Pre-Conversion Aon Option multiplied by the following fraction:

Post-distribution Aon common stock price
Pre-distribution Aon common stock price

        The number of shares of Combined Specialty common stock subject to a Converted Combined Specialty Option held by a Combined Specialty Employee will be equal to the number of shares of Aon common stock subject to the Combined Specialty Employee's Pre-Conversion Aon Option divided by three. The exercise price of a Converted Combined Specialty Option held by a Combined Specialty Employee will be equal to the exercise price of the Combined Specialty Employee's Pre-Conversion Aon Option multiplied by the following fraction:

Combined Specialty common stock price
Pre-distribution Aon common stock price

        Converted Aon Options held by both Aon Employees and Combined Specialty Employees will, upon exercise, be settled by Aon. Converted Combined Specialty Options will, upon exercise, be settled by us.

  Stock Awards

        Restricted awards of Aon common stock that are outstanding immediately prior to the distribution ("Pre-Conversion Aon Awards") will be converted, in the case of awards held by Aon Employees, into adjusted awards of Aon common stock ("Converted Aon Awards") and, in the case of awards held by Combined Specialty Employees, into a combination of Converted Aon Awards and new awards of Combined Specialty common stock ("Converted Combined Specialty Awards"), as described below:

        Aon Employees.    The number of shares of Aon common stock subject to an Aon Employee's Converted Aon Award will be equal to the number of shares of Aon common stock subject to the Aon Employee's Pre-Conversion Aon Award multiplied by the following fraction:

Pre-distribution Aon common stock price
Post-distribution Aon common stock price

        Combined Specialty Employees.    The number of shares of Aon common stock subject to a Combined Specialty Employee's Converted Aon Award will be the same as the number of shares of Aon common stock subject to the Combined Specialty Employee's Pre-Conversion Aon Award. The number of shares of Combined Specialty common stock subject to a Combined Specialty Employee's Converted Combined Specialty Award will be equal to the number of shares of Aon common stock subject to the Combined Specialty Employee's Pre-Conversion Aon Award divided by three. Converted Aon Awards held by both Aon Employees and Combined Specialty Employees will, upon vesting, be settled by Aon in shares of Aon common stock. Converted Combined Specialty Awards will, upon vesting, be settled by us in shares of Combined Specialty common stock.

  Retirement Plans

        We will adopt a qualified 401(k) savings plan for eligible Combined Specialty Employees (the "Combined Specialty Savings Plan"). Effective upon the distribution, Combined Specialty Employees will terminate active participation in the Aon Savings Plan and, subject to the plan's eligibility requirements, will be eligible to participate in the Combined Specialty Savings Plan. As soon as practicable after the end of the year in which the distribution occurs, or such earlier date as Aon and Combined Specialty mutually determine, the account balances of Combined Specialty Employees under the Aon Savings Plan, and the related plan assets, will be transferred from the Aon Savings Plan to the Combined Specialty Savings Plan.

        We also will adopt a qualified defined benefit pension plan for eligible Combined Specialty Employees (the "Combined Specialty Pension Plan"). Effective upon the distribution, Combined Specialty Employees will terminate active participation in the Aon Pension Plan and, subject to the plan's eligibility requirements, will become participants in the Combined Specialty Pension Plan. As soon as practicable after the distribution, the accrued benefits of Combined Specialty Employees under the Aon Pension Plan, and the related plan assets, will be transferred from the Aon Pension Plan to the Combined Specialty Pension Plan.

        In general, Aon will retain responsibility for the deferred compensation and nonqualified retirement plan benefits of both Aon Employees and Combined Specialty Employees that accrued prior to the distribution. Any such benefits that are to be settled in stock will be settled by Aon in shares of Aon common stock. There is an exception for benefits accrued by Combined Specialty Employees prior to the distribution under the Aon Excess Benefit Plan. We will adopt a nonqualified excess benefit plan (the "Combined Specialty Excess Benefit Plan") and such benefits and the related liabilities will be transferred from the Aon Excess Benefit Plan to the Combined Specialty Excess Benefit Plan and the related liabilities will be assumed by us. Aon and Combined Specialty will each be responsible for the deferred compensation and nonqualified retirement plan benefits accrued by their respective employees after the distribution.

  Welfare Plans

        We will adopt employee welfare benefit plans for eligible Combined Specialty Employees effective as of the distribution and will generally be responsible for all welfare benefit coverage and claims incurred by Combined Specialty Employees and their covered dependents after the distribution. We will also be responsible for all short-term disability benefits payable to Combined Specialty Employees after the distribution, including short-term disability benefits for claims incurred by Combined Specialty Employees prior to the distribution. In addition, we will assume all liabilities for post-retirement medical benefits accrued by Combined Specialty Employees under Aon's post-retirement medical plan prior to the distribution.

Other Business Arrangements

        We are currently reviewing whether our existing business development and client service relationships with Aon will remain in place. We have agreed that following the distribution each prior agreement, arrangement or course of dealing that we have with Aon may be terminated by either party with thirty days written notice to the other and, except to the extent that we otherwise agree in writing, each will terminate as of January 1, 2003. The relationships we expect to continue are those that exist generally between underwriting businesses, on the one hand, and brokerage and consulting businesses, on the other hand, in the ordinary course. In particular, these arrangements will include the following:

  Insurance Brokerage

        Following the distribution, we expect that Aon's retail and wholesale brokerage subsidiaries, will continue to refer sales opportunities to us and receive commissions at agreed-upon rates and on terms consistent with market practices.

  Risk Management

        Following the distribution, Aon's retail brokerage subsidiaries will provide risk management and brokerage services and receive commissions or fees at agreed-upon rates. In connection with the distribution, we must obtain our own insurance programs for property, casualty, employee benefits and other programs. We expect to utilize the services of Aon's retail brokerage subsidiaries to arrange for the appropriate coverage, monitor coverage and provide risk management and advisory services.

  Claims Administration

        Cambridge, Aon's claims administration subsidiary, provides third parties with various claims services, such as claim reporting, claim payment administration, claim data review and claim analysis. Following the distribution, we expect that Cambridge will provide these services to us with respect to our workers' compensation, automobile liability and other liability claims at an agreed-upon fee negotiated at arm's-length based on market rates or for a commission determined as a percentage of claims.

  Reinsurance Placement

        As we require reinsurance coverage, we may utilize the services of Aon's reinsurance brokerage subsidiary to arrange reinsurance placements as needed. Compensation for any such services will be in the form of commissions or fees based on market rates and negotiated at arm's-length.

  Consulting

        We expect that Aon's employee benefit brokerage and human resource consulting subsidiaries will serve as the broker for our employee benefit programs and will provide various human resource consulting related services, such as actuarial assessment of pension plans. Agreements for these services will be negotiated at arm's-length and on terms consistent with industry practice.

  Investment Management

        We also expect to provide certain investment services to Aon, including investment portfolio management and financial risk management. The rates we charge will be negotiated at arm's-length, and our agreement will be on terms consistent with industry practice.

Allocation of Corporate Opportunities

        Although Aon does not directly compete with us at the present time, our restated certificate of incorporation provides that, unless otherwise specified in a written agreement between us and Aon, Aon will have no duty to refrain from engaging in the same or similar activities or lines of business as we engage in or from doing business with any of our clients, customers or vendors, and, to the fullest extent permitted by law, neither Aon nor any officer, director or employee of Aon (except as described below) will be deemed to have breached any fiduciary duty to us by reason of Aon engaging in any of these activities. In the event that one of our directors who is also a director, officer or employee of Aon acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and Aon, that director will, to the fullest extent permitted by law, have fully satisfied his or her fiduciary duty to us with respect to that corporate opportunity, and we, to the fullest extent permitted by law, renounce our interest in that opportunity, if that director acts in a manner consistent with the following policy: a corporate opportunity offered to any person who is one of our directors, and who is also an officer, director or employee of Aon, will belong to Aon, unless that opportunity is expressly offered to that person in his or her capacity as a director or officer of our company. These corporate opportunities provisions will terminate at the time that none of our directors is also a director, officer or employee of Aon or its affiliates.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

        Our authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. Based on approximately 272,600,000 shares of Aon common stock that we expect to be outstanding on the record date, approximately 90,867,000 shares of our common stock will be outstanding immediately following the distribution. All of the shares of our common stock distributed to Aon stockholders in the distribution will be validly issued, fully paid and non-assessable.

        The following is a summary description of our capital stock. For more complete information, you should read our restated certificate of incorporation and by-laws that are included as exhibits to the registration statement of which this information statement is a part.

Common Stock

        Combined Specialty stockholders will be entitled to one vote for each share of common stock on all matters submitted to a vote of our stockholders, including elections of directors. Except as may be provided in connection with any series of our preferred stock, or as may otherwise be required by law or the restated certificate of incorporation, the common stock will be the only capital stock of Combined Specialty entitled to vote in the election of directors and on all other matters presented to the stockholders; provided, however, that holders of common stock, as such, will not be entitled to vote on any matter that relates solely to the terms or number of shares of any outstanding series of preferred stock and that does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. Holders of our common stock will not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

        Combined Specialty stockholders will not have any preemptive, subscription, redemption, sinking fund or conversion rights. Subject to the prior rights of holders of preferred stock, if any, holders of common stock will be entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors. If there is a liquidation, dissolution or winding up of our company, holders of common stock will be entitled to receive the assets that are legally available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy creditors and the preferential rights of any outstanding shares of our preferred stock.

        Our common stock will be listed on the New York Stock Exchange under the symbol "        ."

                                will serve as the transfer agent and registrar for our common stock.

Preferred Stock

        Subject to Delaware law, our Board of Directors may, without the approval of stockholders, provide for the issuance of shares of preferred stock, from time to time, in one or more series. The board is authorized to determine the number of shares of each series, as well as the designation, powers, privileges, preferences and rights of that series. Among the specific matters that may be determined by the board are:

  •
  the rate of dividends, if any;

  •
  whether dividends, if any, will be cumulative or non-cumulative;

  •
  the terms of redemption, if any;

  •
  the terms of any sinking fund providing for the repurchase or redemption of shares of each series;

  •
  the amount payable upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Combined Specialty;

  •
  the rights and terms of conversion or exchange, if any;

  •
  restrictions on the issuance of shares of the same series or any other series, if any; and

  •
  voting rights, if any.

CERTAIN ANTI-TAKEOVER EFFECTS OF
PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION
AND BY-LAWS AND OF DELAWARE LAW

Restated Certificate of Incorporation and By-Laws

        Our restated certificate of incorporation and by-laws contain provisions that could make the acquisition of our company by means of a tender offer, proxy contest or otherwise more difficult. The description of these provisions set forth below is intended as a summary only. For more complete information, you should read our restated certificate of incorporation and by-laws that are included as exhibits to the registration statement of which this information statement is a part.

  Classified Board of Directors

        The restated certificate of incorporation provides that our directors, other than those who may be elected by the holders of any series of preferred stock, will be divided into three classes, with the classes to be as nearly equal in number as possible, and with each class serving a staggered three-year term. Immediately following the distribution, our board will consist of the persons referred to in "Our Management—Directors and Executive Officers." The restated certificate of incorporation provides that the term of office of the first class will expire at the 2003 annual meeting, the term of office of the second class will expire at the 2004 annual meeting and the term of office of the third class will expire at the 2005 annual meeting.

        The classification of directors will make it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to change a majority of our Board. Such a delay may help ensure that the directors, if confronted by a stockholder's attempt to force a stock repurchase at a premium above market price, a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal, as well as any available alternatives to the proposal, and to act in what they believe to be the best interests of the stockholders. However, the classification provisions could also discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to us and our stockholders. In addition, the classification of the Board could increase the likelihood that incumbent directors will retain their positions. Finally, because the classification provisions may discourage accumulations of large blocks of our common stock by purchasers whose objective is to take control of our company and remove a majority of our Board, the classification provisions could reduce the likelihood of fluctuations in the market price of our common stock that might result from such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than they might otherwise obtain.

  Number of Directors; Filling Vacancies; Removal

        The restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws. The by-laws provide that, subject to any rights of holders of preferred stock to elect additional directors under specific circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of our whole Board. In addition, the restated certificate of incorporation and by-laws provide that, subject to any rights of holders of preferred stock, and unless the Board of Directors otherwise determines, any vacancies or newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although it may be less than a quorum, or by the sole remaining director. Accordingly, absent an amendment to the restated certificate of incorporation or by-laws, our Board of Directors could prevent a stockholder from to increasing the size of the Board and filling the newly created directorships with that stockholder's nominees. These provisions of the restated certificate of incorporation and by-laws are protected by supermajority voting requirements. See "—Amendment of the Restated Certificate of Incorporation and By-Laws" below. Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our restated certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of capital stock, voting together as a single class.

  No Stockholder Action by Written Consent; Special Meetings

        The restated certificate of incorporation and by-laws provide that, subject to any rights of holders of preferred stock to elect additional directors under specific circumstances, effective from and after the date upon which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, stockholder action can be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. The by-laws further provide that, subject to the rights of any holders of preferred stock to elect additional directors under specific circumstances, special meetings of stockholders may be called only by our Board of Directors pursuant to a resolution adopted by a majority of the whole Board. Stockholders are not permitted to call or require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of special meeting given by us.

        The provisions of our restated certificate of incorporation and by-laws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called at the request of a majority of the whole Board. These provisions would also prevent the holders of a majority of the voting power of the capital stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of our Board of Directors by calling a special meeting of stockholders prior to the time a majority of the whole Board believes such consideration to be appropriate.

  Advance Notice of Stockholder Nominations and Stockholder Proposals

        Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. Only persons who are nominated by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our corporate secretary prior to the meeting at which directors are to be elected will be eligible for election as directors of Combined Specialty. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to our corporate secretary of that stockholder's intention to bring such business before such meeting.

        Under the advance notice procedures, notice of a stockholder nomination or other business to be brought before an annual meeting will be timely only if it is delivered to us not earlier than the close of business on the 100th calendar day and not later than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting. However, if the date of the annual meeting is more than 30 calendar days before or more than 75 calendar days after such anniversary date, notice by a stockholder will be timely if it is delivered to us not earlier than the close of business on the 100th day and not later than the close of business on the later of (1) the 75th calendar day prior to the annual meeting and (2) the 10th calendar day after public announcement of the date of the annual meeting is first made by us. Notwithstanding the foregoing, in the event that the number of directors to be elected to our Board is increased and there is no public announcement by us naming all of the nominees for directors or specifying the size of the increased board made at least 80 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any newly created directorships, if it is delivered to us not later than the close of business on the 10th calendar day after the public announcement is first made. Notice of a stockholder nomination to be made at a special meeting at which directors are to be elected will be timely only if it is delivered to us not earlier than the close of business on the 100th calendar day prior to the special meeting and not later than the close of business on the later of (1) the 75th calendar day prior to the special meeting and (2) the 10th calendar day after public announcement of the date of the special meeting and of the nominees proposed by our Board to be elected at the special meeting is first made by us.

        A stockholder's notice proposing to nominate a person for election as a director must contain specified information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of our common stock that are owned by such stockholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A stockholder's notice relating to other proposed business must contain specified information about that business and about the proposing stockholder, including, without limitation:

  •
  a brief description of the proposed business;

  •
  the reasons for conducting the business at the meeting;

  •
  the name and address of the proposing stockholder;

  •
  the class and number of shares of our common stock beneficially owned by such stockholder; and

  •
  any material interest of such stockholder in the business so proposed.

        If the Chairman of the Board or other officer presiding at the meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the by-law provisions summarized above, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

        The advance notice procedures regarding election of directors afford our Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board regarding other proposed business, provide a more orderly procedure for conducting annual meetings of stockholders. In addition, these advance notice procedures will provide our Board with an opportunity to inform stockholders in advance of a meeting, to the extent deemed necessary or desirable by the Board, of any business proposed to be conducted at the meeting and any Board recommendation regarding the proposed business so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the disposition of the proposed business.

        Although the by-laws do not give our Board any power to approve or disapprove of stockholder nominations for the election of directors or other proposals, they may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Also, they may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

  Preferred Stock

        Although no shares of preferred stock have been issued or are currently outstanding, and there are no current plans to do so, the issuance of shares of preferred stock, or rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our Board of Directors is required to make any determination to issue any such stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices.

  Rights to Purchase Securities and Other Property

        The restated certificate of incorporation authorizes our Board to create and issue rights entitling holders to purchase from us shares of our stock or other securities or those of any other corporation. The times at which and the terms upon which the rights are to be issued would be determined by the board and set forth in the contracts or other instruments that evidence those rights. The authority of the Board with respect to such rights includes, but is not limited to, determination of:

  •
  the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of the rights;

  •
  provisions relating to the times at which and the circumstances under which the rights may be exercised or sold or otherwise transferred, either together with or separately from any of our stock or other securities;

  •
  provisions that adjust the number or exercise price of the rights or amount or nature of the stock or other securities or property receivable upon exercise of the rights in the event of (1) a combination, split or recapitalization of any of our stock, (2) a change in ownership of our stock or other securities or (3) a reorganization, merger, consolidation, sale of assets or other occurrence relating to us or any of our stock, and provisions restricting our ability to enter into any such transaction absent an assumption by the other party or parties thereto of our obligations under such rights;

  •
  provisions that deny the holder of a specified percentage of our outstanding stock or other securities the right to exercise the rights and/or cause the rights held by such holder to become void;

  •
  provisions that permit us to redeem or exchange the rights; and

  •
  the appointment of the rights agent with respect to the rights.

        This provision is intended to confirm the authority of the board to issue rights to purchase shares of our stock or other securities or those of any other corporation.

  Amendment of the Restated Certificate of Incorporation and By-Laws

        Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware law, if the certificate of incorporation so provides, the bylaws may be adopted, amended, or repealed by the board of directors. Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our capital stock, voting together as a single class, is required to amend provisions of the restated certificate of incorporation relating to:

  •
  the prohibition of stockholder action without a meeting;

  •
  the number, election and term of directors;

  •
  the removal of directors;

  •
  the issuance of rights; and

  •
  the adoption, amendment or repeal of the by-laws by the Board of Directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our capital stock, voting together as a single class.

        The affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock is required to amend all other provisions of the restated certificate of incorporation. The restated certificate of incorporation further provides that the by-laws may be amended by our Board of Directors by a majority of the whole Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our capital stock, voting together as a single class.

        These super-majority voting requirements will have the effect of making more difficult any amendment by stockholders of the by-laws or of any of the provisions of the restated certificate of incorporation described above, even if a majority of our stockholders believes that the amendment would be in their best interests.

  Other Provisions

        The restated certificate of incorporation expressly authorizes our Board to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management respecting any transaction that may result in a change in control of our company and to contest or oppose any such transaction that the Board determines to be unfair, abusive or otherwise undesirable to us, our businesses or our stockholders. The restated certificate of incorporation specifically permits the Board to adopt plans or to issue securities of Combined Specialty (including common stock or preferred stock, rights or debt securities), which securities may be exchangeable or convertible into cash or other securities on such terms as the Board determines and may provide for differential and unequal treatment of different holders or classes of holders. The existence of this authority or the actions that may be taken by the Board may deter potential acquirers from proposing unsolicited transactions not approved by the board and might enable the board to hinder or frustrate such a transaction if proposed. These provisions are included in the restated certificate of incorporation to confirm and support the authority of the board to take the various actions authorized thereby. The restated certificate of incorporation is also designed to enable the Board to utilize such other tactics or mechanisms as are developed in the future to carry out the general authorization set forth therein.

Delaware Law

        Section 203 of the Delaware General Corporation Law provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

  •
  subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Except as specified in Section 203 of the Delaware General Corporation Law, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

  •
  the affiliates and associates of any person described in the preceding clause.

        Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 may encourage persons interested in acquiring our company to negotiate in advance with our Board, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF
OUR DIRECTORS AND OFFICERS

Limitation of Liability of Directors

        Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of their duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

        Our restated certificate of incorporation and by-laws provide that each person who is, or was, or has agreed to become a director or officer of Combined Specialty, and each person who is, or was, or has agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by us to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended. However, no indemnification will be provided to any director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our Board of Directors. The by-laws provide that this right to indemnification will be a contract right and will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the restated certificate of incorporation or by-laws, agreements, vote of stockholders or disinterested directors or otherwise. The by-laws also permit us to secure and maintain insurance on behalf of any director, officer, employee or agent for any liability arising out of his or her actions in such capacity, regardless of whether the by-laws would permit us to indemnify such person against such liability.

        We intend to obtain directors and officers liability insurance providing coverage to our directors and officers.

2003 ANNUAL MEETING OF STOCKHOLDERS

        Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. The first annual meeting of our stockholders after the distribution is expected to be held on May 9, 2003. In order to be considered for inclusion in our proxy materials for the 2003 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at 3565 Piedmont Road NE, Suite 3-205, Atlanta, Georgia 30305 prior to December 8, 2002. We anticipate commencing the mailing of proxies for the 2003 annual stockholders meeting on or about April 9, 2003. In addition, stockholders at the 2003 annual stockholders meeting may consider proposals or nominations brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our by-laws. A stockholder proposal or nomination intended to be brought before the 2003 annual stockholders meeting must be received by our corporate secretary on or after January 30, 2003 and on or prior to February 24, 2003. See "Certain Anti-Takeover Effects of Provisions of Our Restated Certificate of Incorporation and By-Laws and of Delaware Law-Restated Certificate of Incorporation and By-Laws."

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Securities Exchange Act of 1934, as amended, with respect to our common stock being received by Aon stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and the common stock being received by Aon stockholders in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Aon and Combined Specialty, that file electronically with the SEC. Upon completion of the distribution, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with year 2002) audited by independent accountants.

        You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor Aon has authorized anyone to provide you with information that is different. This information statement is being furnished by Aon solely to provide information to Aon stockholders who will receive our common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Aon or Combined Specialty. We and Aon believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Aon will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Aon Corporation

        We have audited the accompanying combined statements of financial position of Combined Specialty Corporation as of December 31, 2001 and 2000, and the related combined statements of income, invested equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Combined Specialty Corporation at December 31, 2001 and 2000, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinos
February 12, 2002

COMBINED SPECIALTY CORPORATION

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
	2001	2000	1999
	(millions)
REVENUE
Premiums and contract fees earned	$2,240	$2,133	$2,042
Net investment income	110	327	334
Realized investment gains (losses)	(22)	2	94

Total revenue	2,328	2,462	2,470
BENEFITS AND EXPENSES
Benefits to policyholders	1,111	1,037	973
General expenses	874	828	787
Amortization of deferred policy acquisition costs	217	215	247
Interest expense	42	42	42
Amortization of intangible assets	10	10	7
Unusual charges—World Trade Center	45	—	—

Total benefits and expenses	2,299	2,132	2,056

INCOME BEFORE INCOME TAX	29	330	414
Provision for income tax	11	122	153

Net income	$18	$208	$261

See accompanying notes to combined financial statements.

COMBINED SPECIALTY CORPORATION

COMBINED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2001	2000
	(millions)
ASSETS
INVESTMENTS
Fixed maturities at fair value	$2,112	$2,323
Equity securities at fair value	363	422
Short-term investments	696	513
Notes receivable from Aon	313	337
Limited partnerships	42	602
Other investments	563	230

Total investments	4,089	4,427
CASH	82	173
RECEIVABLES
Premium and other receivables (net of allowance for doubtful accounts: 2001—$4; 2000—$4)	165	235
Reinsurance receivables	669	486
Accrued investment income	33	43

Total receivables	867	764
CURRENT INCOME TAXES	—	8
DEFERRED INCOME TAXES	101	61
DEFERRED POLICY ACQUISITION COSTS	704	656
EXCESS OF COST OVER NET ASSETS PURCHASED (net of accumulated amortization: 2001—$25; 2000—$17)	237	166
OTHER INTANGIBLE ASSETS (net of accumulated amortization: 2001—$5; 2000—$3)	80	22
PREPAID REINSURANCE PREMIUMS	917	889
OTHER ASSETS	242	194

TOTAL ASSETS	$7,319	$7,360

LIABILITIES AND INVESTED EQUITY
POLICY LIABILITIES
Unearned and advanced premiums and contract fees	$2,214	$2,053
Future policy benefits	1,026	1,054
Policy and contract claims	937	801
Other policyholder funds	813	1,069

Total policy liabilities	4,990	4,977
GENERAL LIABILITIES
General expenses	140	135
Current income taxes payable	5	—
Notes payable allocated by Aon	600	600
Other liabilities	408	470

TOTAL LIABILITIES	6,143	6,182

COMMITMENTS & CONTINGENT LIABILITIES
INVESTED EQUITY
Owner's net investment	1,311	1,333
Accumulated other comprehensive loss	(135)	(155)

TOTAL INVESTED EQUITY	1,176	1,178

TOTAL LIABILITIES AND INVESTED EQUITY	$7,319	$7,360

See accompanying notes to combined financial statements.

COMBINED SPECIALTY CORPORATION

COMBINED STATEMENTS OF INVESTED EQUITY

	Year Ended December 31,
	2001	2000	1999
	(millions)
OWNER'S NET INVESTMENT Balance at January 1	$1,333	$1,236	$1,213
Net income	18	208	261
Dividends to Aon	(130)	(111)	(238)
Capital contribution from Aon	90	—	—

	1,311	1,333	1,236
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) Balance at January 1	(155)	(180)	19

Net unrealized investment gains (losses)	35	40	(183)
Net foreign exchange losses	(15)	(15)	(16)

Other comprehensive income (loss)	20	25	(199)

	(135)	(155)	(180)

Invested Equity at December 31	$1,176	$1,178	$1,056

COMPREHENSIVE INCOME
Net income	$18	$208	$261
Other comprehensive income (loss)	20	25	(199)

Comprehensive income	$38	$233	$62

See accompanying notes to combined financial statements.

COMBINED SPECIALTY CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	(millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$18	$208	$261
Adjustments to reconcile net income to cash provided by operating activities
Valuation changes on limited partnership interests	109	(50)	(60)
Realized investment (gains) losses	22	(2)	(94)
Interest credited to policy accounts on investment-type products	57	81	77
Amortization of intangible assets	10	10	7
Depreciation and amortization of property, equipment and software	27	27	29
Investment income	13	8	20
Deferred policy acquisition costs	(62)	(46)	7
General expenses	(19)	(20)	3
Income taxes	(42)	74	30
Other operating assets and liabilities, net	(69)	12	(18)

CASH PROVIDED BY OPERATING ACTIVITIES	64	302	262

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments
Fixed maturities
Maturities	120	100	80
Calls and prepayments	100	129	160
Sales	1,216	395	1,083
Equity securities	325	201	457
Notes receivable from Aon	62	195	161
Limited partnerships and other investments	248	60	116
Purchase of investments
Fixed maturities	(1,090)	(438)	(916)
Equity securities	(215)	(88)	(359)
Notes receivable from Aon	(36)	(188)	(122)
Limited partnerships and other investments	(295)	(151)	(311)
Short-term investments — net	(151)	(119)	(240)
Acquisition of subsidiaries	—	—	(68)
Property and equipment and other — net	(24)	(13)	(22)

CASH PROVIDED BY INVESTING ACTIVITIES	260	83	19

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to Aon	(130)	(111)	(156)
Interest sensitive, annuity and investment-type contracts
Deposits	20	218	444
Withdrawals	(305)	(437)	(574)

CASH USED BY FINANCING ACTIVITIES	(415)	(330)	(286)

INCREASE (DECREASE) IN CASH	(91)	55	(5)
CASH AT BEGINNING OF YEAR	173	118	123

CASH AT END OF YEAR	$82	$173	$118

See accompanying notes to combined financial statements.

COMBINED SPECIALTY CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Principles and Practices

Background

        In April 2001, Aon Corporation ("Aon") announced its intention to spin off its insurance underwriting businesses to its stockholders. These businesses will be owned by Combined Specialty Corporation ("Combined Specialty"), a wholly-owned subsidiary of Aon formed in September 2001. The primary insurance underwriting subsidiaries of Aon, which will comprise Combined Specialty, are Combined Insurance Company of America ("CICA"), Combined Specialty Insurance Company ("CSIC") (formerly known as Virginia Surety Company, Inc.), and London General Insurance ("LGI").

        The combined financial statements include Combined Specialty and Aon's insurance underwriting subsidiaries. They also include certain entities, assets and liabilities that will be transferred to Combined Specialty prior to the spin-off ("businesses planned to be transferred to Combined Specialty"). Because Aon did not directly own all of the various operating units comprising Combined Specialty, Aon's and its subsidiaries' investment in Combined Specialty is reported as invested equity rather than stockholders' equity in the combined financial statements.

Basis of Presentation

        The combined financial statements have been derived from the financial statements and accounting records of Aon using the historical results of operations and historical bases of the assets and liabilities of Aon's underwriting businesses, including the businesses planned to be transferred to Combined Specialty, subject to tax, regulatory and board approval. Included in the combined statements of income and described in note 2 are expense allocations from Aon for services of approximately $100 million for each of the years ended 2001, 2000 and 1999. Management believes the assumptions underlying the combined financial statements, including how the company is structured post spin-off, as well as the allocation of corporate expenses, are reasonable. However, the combined financial statements included herein may not necessarily reflect Combined Specialty's financial position, results of operations, and cash flows in the future or what its financial position, results of operations, and cash flows would have been had Combined Specialty been a stand-alone company during the periods presented.

        The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These statements include informed estimates and assumptions that affect the amounts reported. Actual results could differ from the amounts reported. All material intercompany accounts and transactions have been eliminated.

Premium and Contract Fee Revenue

        In general, for accident and health and extended warranty products, premiums and contract fees collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, premiums are recognized as revenue when due. For extended warranty products, premium revenues represent the portion of revenue from these contracts that are ultimately submitted to a Combined Specialty insurance carrier for coverage. Included in premiums and contract fees earned are premiums earned of $2.0 billion, $1.9 billion and $1.8 billion for the years ended December 31, 2001, 2000 and 1999, respectively. Also included in premiums and contract fees earned are revenues that primarily represent administrative fee-for-service arrangements related to extended warranty and accident and health products for which Combined Specialty does not bear the underwriting risk.

        Amounts received for investment-type contracts are reported as deposits rather than revenue. Expenses for these contracts primarily consist of interest credited to policy account balances and are included in benefits to policyholders in the combined statements of financial position.

Reinsurance

        Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits to policyholders ceded to other companies have been reported as a reduction of premium revenue and benefits to policyholders. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. Reinsurance receivables and prepaid reinsurance premium amounts are reported as assets. As of December 31, 2001, approximately 23% of the total amount reported as reinsurance receivables and prepaid reinsurance premiums are due from one insurance company.

Unusual Charges—World Trade Center

        On September 11, 2001, the World Trade Center towers were destroyed. A total of 175 employees of Aon, including three employees of Combined Specialty, occupied space on certain of the higher floors of one of the towers and are either confirmed or presumed dead. A $45 million pretax unusual charge ($28 million after-tax) related to this event is included in the combined statements of income for 2001. This charge represents insurance benefits, net of approximately $147 million of reinsurance recoveries, provided under insurance policies issued by CICA for Aon's U.S. based employees. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by CICA to cover U.S. based employees of subsidiaries of Aon, and legal actions have been filed by CICA (in New York) and the reinsurers (in the United Kingdom). This amount is in addition to the $45 million of costs Combined Specialty has already expensed. If the legal proceedings relating to the Business Travel Accident policy were ultimately determined adversely to Combined Specialty, Combined Specialty could be unable to recover some or all of the $90 million but would remain financially responsible for the underlying coverage.

Stock Compensation Plans

        Aon applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option plan as the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense has been allocated to Combined Specialty by Aon for stock awards issued to Combined Specialty employees pursuant to the Aon Stock Award Plan based on the market price at the date of the award.

Income Tax

        Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.

Invested Equity

        Combined Specialty was incorporated in Delaware as a wholly owned subsidiary of Aon in September 2001. Aon has announced that it intends to distribute all of its shares of Combined Specialty common stock in a tax-free distribution ("the Distribution"). The Distribution is subject to certain conditions, including receipt of a favorable tax ruling. Prior to the Distribution, Combined Specialty will amend its Certificate of Incorporation so that the authorized capital stock of Combined Specialty will consist of 300 million shares of common stock, par value $.01 per share ("Combined Specialty Common Stock"), and 25 million shares of preferred stock. All of the shares of Combined Specialty Common Stock distributed by Aon will be fully paid and nonassessable. It is expected that Aon shareholders will receive one share of Combined Specialty Common Stock for every three shares of Aon Common Stock that is held on the record date for the Distribution. As of February 25, 2002, there were 271.4 million shares of Aon Common Stock outstanding. Allocation of invested equity between Combined Specialty common stock, paid-in additional capital, and retained earnings at the Distribution date has not yet been determined.

Income Per Share

        Net income per share has been omitted since Combined Specialty was not a separate entity with a capital structure of its own during the periods presented.

Investments

        Fixed-maturity securities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and the accretion of discounts to maturity that are included in investment income. Marketable equity securities that are held directly are carried at fair value. Unrealized gains and temporary unrealized losses on fixed maturities and directly-held equity securities are excluded from income and are recorded directly to invested equity in accumulated other comprehensive income or loss, net of deferred income taxes. Mortgage loans and policy loans are generally carried at cost or unpaid principal balance. Private equity investments are generally carried at cost, which approximates fair value, except where Combined Specialty has significant influence, in which case they are carried under the equity method.

        Limited partnership investments are carried under the equity method. Certain of the limited partnerships in which Combined Specialty invests have holdings in publicly-traded equities. Changes in market value of these indirectly-held equities flow through the limited partnerships' financial statements. Combined Specialty's ownership share of these valuation changes is included in Combined Specialty's reported investment income. On December 31, 2001, Combined Specialty securitized $450 million of limited partnership investments, plus associated limited partnership commitments, via a sale to Private Equity Partnership Structures I, LLC (PEPS I). Combined Specialty received $171 million in cash plus $279 million of newly issued securities of PEPS I.

        Realized gains and losses on sales of securities from the portfolio are computed using specific costs of securities sold and reported as realized investment gains and losses in the combined statements of income.

        Investments that have declines in fair value below cost, which are judged to be other than temporary, are written down to estimated fair values. Reserves for certain other investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Writedowns and changes in reserves are included in realized investment gains and losses in the combined statements of income. In general, Combined Specialty ceases to accrue investment income where interest or dividend payments are in default.

        Accounting policies relating to derivative financial instruments are discussed in note 12.

Deferred Policy Acquisition Costs

        Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred and reported as assets. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business are deferred and amortized as the related premiums and contract fees are earned.

Intangible Assets

        In general, the excess of cost over net assets purchased relating to business acquisitions has been amortized into income over periods not exceeding 40 years using the straight-line method, with a weighted-average life of 40 years. Goodwill related to acquisitions made after June 30, 2001 has not been amortized. Beginning January 2002, goodwill will no longer be amortized but instead tested for impairment under the new authoritative guidance on business combinations and goodwill. See Accounting and Disclosure Changes below for further information. The cost of other intangible assets is being amortized over 7 to 10 years, with a weighted-average life of 8 years.

        In the unexpected event of a significant deterioration in profitability that is projected to be recurring, Combined Specialty would assess the recoverability of its intangible assets through an analysis of expected future cash flows.

Property and Equipment

        Property and equipment, reported in other assets, are generally depreciated using the straight-line method over their estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over a range of 2 to 7 years. The weighted-average life of Combined Specialty's software at December 31, 2001 is 4 years.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the combined statements of financial position for cash and cash equivalents, including short-term investments, approximate their fair value. Fair value for fixed-maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair value of derivative financial instruments is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

        Other investments are composed of mortgage loans, policy loans, private equity investments and the investment in Endurance Specialty Insurance Ltd. The fair value for mortgage loans, policy loans and notes receivable from Aon is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. It is not practical to estimate the fair value of private equity investments and limited partnerships without incurring excessive costs.

        Fair value for liabilities for investment-type contracts is estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for notes payable allocated by Aon is based on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

Policy Liabilities

        Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations. Interest assumptions are graded and range from 4.5% to 7.0% at December 31, 2001. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration.

        Policyholder liabilities on universal life and investment products are generally based on policy account values. Interest credit rates for these products range from 5.0% to 8.1%. Included in other policyholder funds on the combined statements of financial position are guaranteed investment contracts (GICs) of $698 million and $772 million as of December 31, 2001 and 2000, respectively.

        Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

        Unearned premiums and contract fees generally are calculated using the pro rata method based on gross premiums and contract fees. However, in the case of extended warranty products, the unearned premiums and contract fees are calculated such that the premiums and contract fees are earned over the period of risk in a reasonable relationship to anticipated claims. Unearned and advanced premiums were $2.0 billion and $1.9 billion as of December 31, 2001 and 2000, respectively.

Foreign Currency Translation

        In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in invested equity, in accumulated other comprehensive income or loss, net of deferred income tax. The effect of transaction gains and losses on the combined statements of income is insignificant for all periods presented.

Accounting and Disclosure Changes

        In September 2000, the Financial Accounting Standards Board (FASB) issued Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement No. 140 replaced Statement No. 125 and revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Statement No. 140 became effective for all transfers of financial assets occurring after March 31, 2001. Implementation of Statement No. 140 did not have a material impact on the combined financial statements.

        In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 superceded APB Opinion No. 16, and amended or superceded a number of interpretations of APB No. 16. Certain purchase accounting guidance in APB No. 16, as well as certain of its amendments and interpretations, have been carried forward. The statement eliminated the pooling of interests method of accounting for business combinations. It also changed the criteria to recognize intangible assets apart from goodwill. The requirements of Statement No. 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. Statement No. 142 supercedes APB No. 17. Under this statement, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of Statement No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill acquired prior to July 1, 2001, amortization will be discontinued effective as of January 1, 2002. Based on an evaluation of goodwill as of December 31, 2001, no goodwill impairment will occur from the adoption of Statement No. 142. Reported goodwill amortization was $8 million, $9 million and $6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Special Charges

        In 2001, Combined Specialty recorded special charges of approximately $24 million related to the restructuring of certain foreign operations, asset impairments and certain costs for exiting a state, which includes provisions for litigation matters. These special charges are included in general expenses on the combined statements of income.

2.  Relationship and Transactions with Aon

        Pursuant to the plan to distribute the shares of Combined Specialty to Aon's common stockholders, Aon and Combined Specialty will enter into several agreements, including a distribution agreement, employee benefits agreement, tax sharing and disaffiliation agreement and transition services agreement.

        Aon provides certain services to Combined Specialty, which include, but are not limited to, employee compensation and benefits, internal audit, corporate services, treasury and investor relations, real estate, insurance, information technology, telecommunications, taxes, legal services and payroll. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had Combined Specialty been a separate stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of Combined Specialty in the future or what they would have been had Combined Specialty been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses are reasonable. The allocation methods include relative revenue, headcount, square footage, transaction processing costs and adjusted operating expenses. These services totaled approximately $100 million for each of the years ended December 31, 2001, 2000 and 1999 respectively.

        Notes receivable from Aon represent the balance of amounts loaned by Combined Specialty to Aon and its subsidiaries. The interest rates on these notes are variable with a weighted average rate of 3.3%. Contractual maturities of notes receivable from Aon are $82 million in 2002, $9 million in 2003, $10 million in 2004 and $2 million in 2005. The remainder of the notes are payable on demand. Expected maturities may differ from contractual maturities due to prepayments.

3.  Other Comprehensive Income (Loss)

        The components of other comprehensive income (loss) and the related tax effects are as follows:

	Year Ended December 31,
	2001			2000			1999
	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes	Amount Before Taxes	Income Tax (Expense) Benefit	Amount Net of Taxes
	(millions)
Unrealized holding gains (losses) arising during the year	$(6)	$2	$(4)	$33	$(13)	$20	$(253)	$97	$(156)
Reclassification adjustment	61	(22)	39	30	(10)	20	(43)	16	(27)

Net unrealized investment gains (losses)	55	(20)	35	63	(23)	40	(296)	113	(183)
Net foreign exchange losses	(24)	9	(15)	(24)	9	(15)	(25)	9	(16)

Total other comprehensive income (loss)	$31	$(11)	$20	$39	$(14)	$25	$(321)	$122	$(199)

        The components of accumulated other comprehensive loss, net of related tax, are as follows:

	As of December 31,
	2001	2000	1999
	(millions)
Net unrealized investment losses	$(44)	$(79)	$(119)
Net foreign exchange losses	(91)	(76)	(61)

Accumulated other comprehensive loss	$(135)	$(155)	$(180)

4.  Business Combinations

        In July 2001, Aon acquired First Extended, Inc. (FEI), an underwriter and administrator of automobile extended warranty products, for $90 million, financed primarily by the issuance of Aon common stock. Excess of cost over net assets purchased of approximately $78 million and other intangible assets of approximately $59 million, accounted for on a preliminary basis, resulted from this acquisition. The $90 million of common stock of FEI has been reported in the combined statements of invested equity as a contribution from Aon.

        Entities within Combined Specialty directly acquired insurance underwriting and related businesses in 1999 for $144 million, financed with cash and other assets. Excess of cost over net assets purchased of approximately $127 million and other intangible assets of $17 million resulted from these acquisitions. The purchase accounting for these acquisitions was finalized within one year of the acquisition date.

        The results of operations of these acquisitions, all of which were accounted for by the purchase method, are included in the combined financial statements from the dates they were acquired. Pro forma results of these acquisitions are not materially different from reported results.

5.  Investments

        The components of net investment income are as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Fixed maturities	$143	$171	$194
Equity securities	25	31	41
Limited partnerships—equity earnings	(94)	73	60
Short-term investments	33	49	38
Other investments	11	11	10

Gross investment income	118	335	343
Investment expenses	(8)	(8)	(9)

Net investment income	$110	$327	$334

        Realized investment gains (losses) are as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Fixed maturities:
Gross gains	$37	$13	$52
Gross losses	(21)	(12)	(13)
Equity securities:
Gross gains	11	15	18
Gross losses	(36)	(8)	(11)
Other investments	(13)	(6)	48

Total realized gains (losses)	$(22)	$2	$94

        The pretax changes in net unrealized investment gains (losses) are as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Fixed maturities	$17	$55	$(207)
Equity securities	38	8	(89)

Total	$55	$63	$(296)

        The components of net unrealized gains (losses) are as follows:

	As of December 31,
	2001	2000	1999
	(millions)
Fixed maturities	$(28)	$(45)	$(100)
Equity securities	(43)	(81)	(89)
Deferred tax credit	27	47	70

Total	$(44)	$(79)	$(119)

        The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

As of December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(millions)
U.S. government and agencies	$355	$8	$(3)	$360
States and political subdivisions	3	—	—	3
Foreign governments	515	8	(2)	521
Corporate securities	1,206	15	(54)	1,167
Mortgage-backed securities	42	—	—	42
Other fixed maturities	19	—	—	19

Total fixed maturities	2,140	31	(59)	2,112
Total equity securities	406	6	(49)	363

Total	$2,546	$37	$(108)	$2,475

As of December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(millions)
U.S. government and agencies	$188	$5	$(1)	$192
States and political subdivisions	7	—	—	7
Foreign governments	722	16	(3)	735
Corporate securities	1,395	9	(71)	1,333
Mortgage-backed securities	32	—	—	32
Other fixed maturities	24	—	—	24

Total fixed maturities	2,368	30	(75)	2,323
Total equity securities	503	10	(91)	422

Total	$2,871	$40	$(166)	$2,745

        The amortized cost and fair value of fixed maturities by contractual maturity are as follows:

As of December 31, 2001	Amortized Cost	Fair Value
	(millions)
Due in one year or less	$200	$202
Due after one year through five years	827	828
Due after five years through ten years	519	509
Due after ten years	552	531
Mortgage-backed securities	42	42

Total fixed maturities	$2,140	$2,112

        Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        On December 31, 2001, Combined Specialty securitized $450 million of limited partnership investments and associated limited partnership commitments via a sale to Private Equity Partnership Structures I, LLC (PEPS I). Combined Specialty received $171 million in cash plus $279 million of newly issued fixed maturity and equity securities of PEPS I.

        Securities on deposit for regulatory authorities as required by law amounted to $259 million at December 31, 2001 and $311 million at December 31, 2000.

        At December 31, 2001 and 2000, Combined Specialty had $25 million and $66 million, respectively, of non-income producing investments.

6.  Debt and Lease Commitments

Notes Payable

        Combined Specialty has been historically allocated $600 million of Aon's long-term debt at an interest rate of 7% for all periods presented. Maturities of this debt will be determined in connection with the distribution.

Lease Commitments

        Combined Specialty has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001 are less than $10 million per year for each of the next five years and less than $50 million total.

        In the future, Combined Specialty may lease office space from Aon. Historical cost allocations for this space are currently included in the combined statements of income in general expenses, but are not included above in the future minimum rental payments required under operating leases.

        Rental expenses for all operating leases were $11 million for each of the years ended December 31, 2001, 2000 and 1999.

7.  Income Tax

        Combined Specialty and its principal domestic operations are included in Aon's consolidated life-nonlife federal income tax return for 2001 and prior years. Combined Specialty's foreign operations file various income tax returns in their foreign jurisdictions.

        Income before income tax and the provision for income tax consist of the following:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Income (loss) before income tax:
U.S.	$(70)	$231	$297
Foreign	99	99	117

Total	$29	$330	$414

Provision for income tax:
Current:
Federal	$25	$71	$54
Foreign	30	30	35
State	5	8	9

Total current	60	109	98

Deferred (credit):
Federal	(46)	6	47
Foreign	1	1	1
State	(4)	6	7

Total deferred	(49)	13	55

Provision for income tax	$11	$122	$153

        A reconciliation of the provision for income tax based on the U.S. statutory corporate tax rate to the provision reflected in the combined financial statements is as follows:

	Year Ended December 31,
	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
Tax-exempt investment income	(6.9)	(0.9)	(1.3)
Amortization of intangible assets relating to acquired businesses	8.4	0.2	—
State income taxes	1.6	2.6	2.4
Other—net	(0.2)	0.1	0.9

Effective tax rate	37.9%	37.0%	37.0%

        Significant components of Combined Specialty's deferred tax assets and liabilities are as follows:

	As of December 31,
	2001	2000
	(millions)
Deferred tax assets:
Unrealized investment losses	$27	$47
Unrealized foreign exchange losses	54	45
Unearned and advance premiums and contract fees	110	107
Employee benefit plans	10	11
Net operating loss carryforwards	12	—
Other	32	12

Total	245	222

Deferred tax liabilities:
Policy and claim reserves	(11)	(2)
Investment in partnerships	—	(50)
Policy acquisition costs	(91)	(64)
Other	(42)	(45)

Total	(144)	(161)

Net deferred tax assets	$101	$61

        There are limitations on the utilization of net operating losses after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset is more likely than not.

        Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983, and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 2001, the combined "policyholders' surplus account" of Combined Specialty's life insurance operations approximates $363 million. Combined Specialty's life insurance operations do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be approximately $127 million.

        The amount of income taxes paid in 2001, 2000 and 1999 was $53 million, $48 million and $123 million, respectively.

8.  Reinsurance and Claim Reserves

        Combined Specialty's insurance operations are involved in both the cession and assumption of reinsurance with other companies. Combined Specialty's reinsurance consists primarily of short-duration contracts that are entered into with captive insurance operations of numerous automobile dealerships and insurers as well as certain property casualty lines. Combined Specialty's insurance subsidiaries remain liable to the extent that the reinsuring companies are unable to meet their obligations.

        A summary of reinsurance activity is as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Ceded premiums earned	$921	$845	$624
Ceded premiums written	1,020	888	510
Assumed premiums earned	391	379	178
Assumed premiums written	384	304	116
Ceded benefits to policyholders	630	552	377

        Activity in the liability for policy and contract claims is summarized as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Liabilities at beginning of year	$377	$448	$483
Incurred losses:
Current year	1,110	840	890
Prior years	(11)	16	(39)

Total	1,099	856	851

Payment of claims:
Current year	(769)	(633)	(618)
Prior years	(252)	(294)	(268)

Total	(1,021)	(927)	(886)

Liabilities at end of year (net of reinsurance recoverables: 2001—$482, 2000—$424, 1999—$316)	$455	$377	$448

9.  Invested Equity

Statutory Capital and Surplus

        Generally, the capital and surplus of Combined Specialty's insurance operations available for transfer to the parent company are limited to the amounts that the insurance operations' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends in excess of $101 million may be subject to approval by regulatory authorities. See note 7 for possible tax effects of distributions made out of untaxed earnings.

        Net statutory income of the insurance operations is summarized as follows:

	Year Ended December 31,
	2001	2000	1999
	(millions)
Life insurance	$(5)	$133	$101
Property casualty	60	49	57

        Statutory capital and surplus of the insurance operations is summarized as follows:

	As of December 31,
	2001	2000	1999
	(millions)
Life insurance	$477	$492	$502
Property casualty	484	491	411

        The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The domiciliary states of Combined Specialty's major insurance companies have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that Combined Specialty's major insurance companies use to prepare their statutory-basis financial statements. The impact of these changes to Combined Specialty's U.S. insurance companies' statutory capital and surplus as of January 1, 2001 was an increase of $8 million for the life insurance operations and $46 million for the property and casualty operations.

10.  Employee Benefits

Savings and Profit Sharing Plans

        Aon subsidiaries maintain contributory savings plans for the benefit of United States salaried and commission employees. The portion of the Aon provision attributable to Combined Specialty participants was $6 million in 2001, 2000 and 1999.

Pension and Other Postretirement Benefits

        Aon subsidiaries maintain defined benefit, pension and postretirement health and welfare plans that provide retirement, medical and life insurance benefits to U.S. employees. The postretirement healthcare plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory. For the pension plans, benefits are primarily based on years of credited service and on participants' compensation. Plan assets consist principally of equity and fixed income securities, including Aon stock. The Aon funding policy is to contribute amounts to provide for current service and to fund the past service liability. No contribution was required for the years ended December 31, 2001, 2000 and 1999. Included in the combined statements of income are allocations from Aon to Combined Specialty of net pension plan expenses of $3 million, $2 million and $3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Included in the combined statements of income are allocations from Aon to Combined Specialty of the postretirement benefit plan expenses specifically attributable to the Combined Specialty participants which amounted to $3 million, $3 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        It is anticipated that only currently active Combined Specialty employees will become participants in any U.S. benefit plan that Combined Specialty may adopt after the spin-off by Aon. All current retirees and former employees of Combined Specialty companies will continue to be covered under Aon's benefit plans.

        Employee benefit plans outside the U.S. are not material to the operations or financial position of Combined Specialty.

11.  Stock Compensation Plans

        Certain employees of Combined Specialty participate in Aon's Stock Incentive Plan. Under the plan, non-qualified and incentive stock options, stock appreciation rights and stock awards may be granted. Generally, the employees are required to complete three continuous years of service before the stock awards begin to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight-line method.

        The exercise prices of options granted to date have been the fair market value of the shares on the date of grant. Generally, employees are required to complete two continuous years of service before the options begin to vest in increments until the completion of a four-year period of continuous employment. For all grants made prior to an amendment to the plan in 2000, employees were required to complete three continuous years of service before the options began to vest in increments until the completion of a six-year period of continuous employment. No charges have been reported in expenses in the combined statements of income for any period with respect to these options.

        As of December 31, 2001, current employees of Combined Specialty had options to purchase 3 million Aon shares at an average price per share of $18.36. Options to purchase 0.5 million shares were exercisable at December 31, 2001. As of December 31, 2001, current employees of Combined Specialty have 0.8 million in vested award shares outstanding. Options outstanding all expire during the period March 16, 2002 to November 16, 2011. When the spin-off is completed, it is expected that the Combined Specialty employees will retain their Aon awards and options and be issued additional awards and options to purchase Combined Specialty common stock based on their then existing unvested Aon awards and options. The number of Aon and Combined Specialty shares under option and their exercise prices will be set in a manner that will maintain in the aggregate the excess of market value over exercise price of the existing options immediately prior to the spin-off. It is unknown at this time whether Combined Specialty will adopt similar plans after its spin-off from Aon.

        Pro forma net income would not have been materially different than reported net income, had these options and awards been accounted for under the fair value method in accordance with FASB Statement No. 123.

12.  Financial Instruments

Financial Risk Management

        Combined Specialty is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity securities prices. To manage the risk related to these exposures, Aon has entered into derivatives on Combined Specialty's behalf and Combined Specialty directly enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Combined Specialty did not use derivative contracts, its exposure to market risk would be higher.

        Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

        Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Combined Specialty. Combined Specialty has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Combined Specialty closely monitors the credit-worthiness of and exposure to its counterparties and considers its credit risk to be minimal.

        Interest rate swaps entered into require no up-front premium. The net effect of swap payments is settled periodically and reported in income. The premium and commission paid for purchased options, including interest rate caps and floors, and premium received, net of commission paid, for written options represent the cost basis of the position until it expires or is closed. The commission paid for futures contracts represents the cost basis of the position, until it expires or is closed. Exchange-traded futures are valued and settled daily. Unless otherwise noted, derivative instruments are generally reported in other receivables and liabilities in the combined statements of financial position.

Accounting Policy for Derivative Instruments

        Effective October 1, 2000, Aon and its subsidiaries adopted Statement 133. Statement 133 requires all derivative instruments to be recognized in the combined statements of financial position at fair value. Changes in fair value are recognized immediately in earnings unless the derivative is designated as a hedge and qualifies for hedge accounting.

        Statement 133 identifies three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), a hedge of the variability in cash flows from a recognized asset or liability or forecasted transaction (cash flow hedge) and a hedge of the net investment in a foreign subsidiary.

        In order for a derivative to qualify for hedge accounting, the derivative must be formally documented and designated as a hedge at inception and be consistent with Aon's overall risk management policy. The hedge relationship must be highly effective at inception and on an ongoing basis. For a highly effective hedge, changes in the fair value of the hedging instrument must be expected to substantially offset changes in the fair value of the hedged item. Frequent analyses are performed to measure hedge effectiveness.

        The change in fair value of a hedging instrument designated and qualified as a fair value hedge and the change in value of the hedged item attributable to the risk being hedged are both recognized currently in earnings. The effective portion of the change in fair value of a hedging instrument designated and qualified as a cash flow hedge is recognized in other comprehensive income and subsequently reclassified to income when the hedged item affects earnings. The ineffective portion of the change in fair value of a cash flow hedge is recognized immediately in earnings. For a derivative designated and qualified as a hedge of a net investment in a foreign subsidiary, the effective portion of the change in fair value is reported in other comprehensive income as part of the cumulative translation adjustment. The ineffective portion of the change in fair value of a hedge of a net investment in a foreign subsidiary is recognized immediately in earnings.

        Prior to the adoption of Statement 133, the ineffective portion of the change in fair value of a hedging instrument designated and qualified as a hedge was not recognized immediately in earnings.

        In 2000, Combined Specialty entered into a cross currency swap to hedge the foreign currency and interest rate risks associated with a foreign denominated fixed-rate policyholder liability. This swap has been designated as a fair value hedge of the combined exposure. There was no material ineffectiveness related to this hedge.

Interest Rate Risk Management

        Combined Specialty uses futures contracts and purchases options on futures contracts to reduce the price volatility of its fixed-maturity portfolio. Upon adoption of Statement 133, derivatives designated and qualified as hedging specific fixed-income securities are accounted for as fair value hedges. There are no designated and qualified hedges at December 31, 2001 or December 31, 2000. Prior to the adoption of Statement 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item and are being amortized into earnings over the remaining life of the hedged item.

        Combined Specialty uses exchange-traded futures to limit its exposure to increasing long-term interest rates. Since the adoption of Statement No. 133, there were no designated and qualified cash flow hedges of this exposure. Changes in fair value related to these contracts were recorded in investment income in the combined statements of income.

Equity Price Risk Management

        Combined Specialty sells futures contracts and purchases options to reduce the price volatility of its equity securities portfolio and equity securities it owned indirectly through limited partnership investments. Since the adoption of Statement 133, there were no designated and qualified hedges of this exposure. Prior to the adoption of Statement 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item are being amortized into earnings over the remaining life of the hedged item. Realized gains and losses on derivatives that did not qualify for hedge accounting treatment were recognized immediately in investment income in the combined statements of income.

Other Financial Instruments

        Combined Specialty has certain investment commitments to provide capital and fixed-rate loans, as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 2001 and 2000 totaled $136 million and $184 million, respectively.

        CICA issues fixed- and floating-rate GICs and floating-rate funding agreements and invests the proceeds primarily in the U.S. fixed income markets. The assets backing the GICs are subject to varying elements of credit and market risk.

Fair Value of Financial Instruments

        Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments or other intangible assets related to Combined Specialty's business. Accordingly, care should be exercised in deriving conclusions about Combined Specialty's business or financial condition based on the fair value disclosures. The carrying value and fair value of certain of Combined Specialty's financial instruments are as follows:

	As of December 31,
	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(millions)
Assets:
Fixed maturities and equity securities	$2,475	$2,475	$2,745	$2,745
Notes receivable from Aon	313	313	337	337
Limited partnerships	42	42	602	602
Other investments	563	562	230	228
Cash, receivables and short-term investments	1,643	1,643	1,447	1,447
Derivatives	2	2	3	3
Liabilities:
Investment-type insurance contracts	813	782	1,069	1,040
General expenses	140	140	135	135
Notes payable	600	605	600	598

13.  Contingencies

        Combined Specialty and its combined entities are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. Accruals for these items have been provided to the extent that losses are deemed probable and are estimable.

        CICA is a defendant in twelve lawsuits in Mississippi. The lawsuits generally allege misconduct by CICA in the solicitation and sale of insurance policies. Attorneys representing the plaintiffs in these lawsuits have advised CICA that approximately 1,800 other current or former policyholders may file similar claims. The attorneys have furnished no or only sparse details of these possible claims. Each lawsuit includes, and each threatened claim could include, a request for punitive damages. Each suit and any threatened claim that matures into a suit will be most vigorously defended.

        On September 11, 2001, the World Trade Center towers were destroyed. A total of 175 employees of Aon, including three employees of Combined Specialty, occupied space on certain of the higher floors of one of the towers and are confirmed or presumed dead. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by CICA to cover U.S. based employees of subsidiaries of Aon, and legal actions have been filed by CICA (in New York) and the reinsurers (in the United Kingdom). This amount is in addition to the $45 million of costs Combined Specialty has already expensed related to this event. If the legal proceedings relating to the Business Travel Accident policy were ultimately determined adversely to Combined Specialty, Combined Specialty could be unable to recover some or all of the $90 million but would remain financially responsible for the underlying coverage.

        CICA is a defendant in a lawsuit seeking class certification filed in December 2001 that alleges discrimination against women in hiring, training and promotion and in tolerating a hostile work environment. The lawsuit seeks to recover damages for the plaintiff and for all women who worked for CICA since April 1, 1999. The lawsuit is in its early stages, and no discovery has been conducted. CICA has denied the allegations and intends to vigorously defend the suit and oppose class certification.

        Although the ultimate outcome of all matters referred to above cannot be ascertained and liabilities in indeterminate amounts may be imposed on Combined Specialty or its operations, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the combined financial position of Combined Specialty. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

14.  Segment Information

        Combined Specialty classifies its businesses into two operating segments: specialty accident and health and specialty property and casualty. A third, non-operating segment, corporate and other, when aggregated with the operating segments, totals to the amounts in the accompanying combined financial statements. Revenues are attributed to geographic areas based on the location of the resources producing revenues. Intercompany revenues and expenses are eliminated in computing combined revenues and income before tax. There are no material inter-segment amounts to be eliminated. Long-lived assets and related depreciation and amortization are not material.

Combined revenue by geographic area follows:

	Total	United States(1)	United Kingdom	Continent of Europe	Other Americas	Rest of World
	(millions)
Revenue for the years ended December 31:
2001	$2,310	$1,593	$341	$135	$177	$64
2000	2,437	1,729	355	119	165	69
1999	2,450	1,731	388	120	145	66

Investment income by segment follows:

	Total	Specialty Accident and Health	Specialty Property and Casualty (1)	Corporate & Other
	(millions)
For the years ended December 31:
2001	$92	$73	$40	$(21)
2000	302	80	50	172
1999	314	82	51	181

Revenue by operating segment follows:

	Total Operating Segment Revenue	Specialty Accident and Health	Specialty Property and Casualty (1)
	(millions)
Revenue for the years ended December 31:
2001	$2,353	$1,322	$1,031
2000	2,263	1,226	1,037
1999	2,175	1,159	1,016

(1)
Excludes U.S. interest credited on funds withheld of $18 million, $25 million and $20 million for the years December 31, 2001, 2000 and 1999, respectively.

Geographic revenue by operating segments follows:

	Year Ended December 31,
	Specialty Accident and Health			Specialty Property and Casualty (1)
	2001	2000	1999	2001	2000	1999
	(millions)
Revenue by geographic area:
United States	$924	$846	$794	$749	$739	$703
United Kingdom	134	133	132	192	208	231
Continent of Europe	67	63	65	65	54	53
Other Americas	145	130	114	17	24	20
Rest of World	52	54	54	8	12	9

Total revenues	$1,322	$1,226	$1,159	$1,031	$1,037	$1,016

(1)
Excludes U.S. interest credited on funds withheld of $18 million, $25 million and $20 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Certain financial statement line items are classified differently in the specialty property and casualty segment than they are on the combined financial statements, consistent with the way the business is managed and reviewed internally. Two reclassifications of financial statement line items are necessary to reconcile segment reporting to amounts reported in the combined statements of income. Underwriting profit commissions are grouped with benefits to policyholders for segment reporting, but are classified in general expenses in the combined statements of income. Interest on customer funds held is classified as a reduction of investment income for segment reporting, but is included in general expenses in the combined statements of income.

        The following is selected information used internally by segment management.

	Year Ended December 31,
	Specialty Accident and Health			Specialty Property and Casualty
	2001	2000	1999	2001	2000	1999
	(millions)
Premiums and contract fees earned	$1,249	$1,146	$1,077	$991	$987	$965
Net investment income	73	80	82	58	75	71
Less: interest credited on funds withheld	—	—	—	(18)	(25)	(20)

	73	80	82	40	50	51

Total revenue	1,322	1,226	1,159	1,031	1,037	1,016

Benefits to policyholders	561	477	426	494	489	470
Underwriting profit commissions	—	—	—	75	71	60

Benefits including profit commissions	561	477	426	569	560	530
General expenses	502	488	480	333	325	292
Underwriting profit commissions	—	—	—	(75)	(71)	(60)
Interest credited on funds withheld	—	—	—	(18)	(25)	(20)

	502	488	480	240	229	212
Amortization of deferred acquisition costs	81	67	66	136	148	181
Amortization of other intangible assets	2	1	1	—	—	—

Total expenses	1,146	1,033	973	945	937	923

Income before income tax excluding unusual charges and special charges	176	193	186	86	100	93
Unusual charges—World Trade Center	45	—	—	—	—	—
Special charges	19	—	—	5	—	—

Income before income tax	$112	$193	$186	$81	$100	$93

Identifiable assets at December 31	$2,381	$2,276	$2,226	$2,953	$2,846	$2,693

Selected information reflecting Combined Specialty's non-operating segment follows:

	Year Ended December 31,
	Corporate and Other
	2001	2000	1999
	(millions)
Revenue
Investment income (loss)	$(86)	$88	$91
Investment income on investment-type insurance contracts	65	84	90
Realized investment gains (losses)	(22)	2	94

Total revenues	(43)	174	275
General expenses	15	15	15
Interest credited on investment-type insurance contracts (1)	56	71	77
Interest expense	42	42	42
Amortization of goodwill	8	9	6

Total expenses	121	137	140

Income (loss) before income tax	$(164)	$37	$135

Identifiable assets at December 31	$1,985	$2,238	$2,333

(1)
Included in benefits to policyholders on the combined statements of income.

COMBINED SPECIALTY CORPORATION
SELECTED AND QUARTERLY FINANCIAL DATA

	2001	2000	1999	1998	1997
	(millions)
STATEMENT OF INCOME DATA
Premiums and contract fees earned	$2,240	$2,133	$2,042	$1,815	$1,723
Net investment income	110	327	334	349	342
Realized investment gains (losses)	(22)	2	94	46	4

Total revenue	$2,328	$2,462	$2,470	$2,210	$2,069

Income before unusual charges and special charges	$61	$208	$261	$241	$212
Unusual charges—World Trade Center*	(28)	—	—	—	—
Special charges*	(15)	—	—	—	—

Net income	$18	$208	$261	$241	$212

STATEMENT OF FINANCIAL POSITION DATA
ASSETS
Investments	$4,089	$4,427	$4,454	$4,723	$4,664
Receivables	867	764	737	702	747
Deferred policy acquisition costs	704	656	636	573	549
Other	1,659	1,513	1,425	1,065	975

Total assets	$7,319	$7,360	$7,252	$7,063	$6,935

LIABILITIES AND INVESTED EQUITY
Policy liabilities	$4,990	$4,977	$4,980	$4,813	$4,441
Notes payable allocated by Aon	600	600	600	600	600
General liabilities	553	605	616	417	488

Total liabilities	6,143	6,182	6,196	5,830	5,529
Invested equity	1,176	1,178	1,056	1,232	1,406

Total liabilities and invested equity	$7,319	$7,360	$7,252	$7,062	$6,935

*
Net of tax

	1Q	2Q	3Q	4Q	2001
	(millions)
STATEMENT OF INCOME DATA
Premiums and contract fees earned	$557	$537	$570	$576	$2,240
Net investment income	8	42	58	2	110
Realized investment gains (losses)	(16)	4	—	(10)	(22)

Total revenue	$549	$583	$628	$568	$2,328

Income (loss) before unusual charges and special charges	$(14)	$30	$46	$(1)	$61
Unusual charges—World Trade Center*	—	—	(28)	—	(28)
Special charges*	(4)	(11)	—	—	(15)

Net income (loss)	$(18)	$19	$18	$(1)	$18

	1Q	2Q	3Q	4Q	2000
	(millions)
STATEMENT OF INCOME DATA
Premiums and contract fees earned	$519	$544	$529	$541	$2,133
Net investment income	94	94	77	62	327
Realized investment gains (losses)	—	(2)	6	(2)	2

Total revenue	$613	$636	$612	$601	$2,462

Net income	$51	$60	$57	$40	$208

*
Net of tax

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Aon Corporation

        We have audited the combined statements of financial position of Combined Specialty Corporation as of December 31, 2001 and 2000, and the related combined statements of income, invested equity and cash flows for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 12, 2002 included elsewhere in this information statement. Our audits also included the financial statement schedules included in this information statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedules referred to above, when considered in relation to the basic combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Chicago, Illinois
February 12, 2002

SCHEDULE I

COMBINED SPECIALTY CORPORATION

COMBINED SUMMARY OF INVESTMENTS—
OTHER THAN INVESTMENTS IN RELATED PARTIES

AS OF DECEMBER 31, 2001

	Amortized Cost or Cost		Fair Value	Amount Shown in Statement of Financial Position
(millions)
Fixed maturities—available for sale:
U.S. government and agencies	$355		$360	$360
States and political subdivisions	3		3	3
Debt securities of foreign governments not classified as loans	515		521	521
Corporate securities	1,132		1,095	1,095
Public utilities	74		72	72
Mortgage-backed securities	42		42	42
Other fixed maturities	19		19	19

Total fixed maturities	2,140		2,112	2,112

Equity securities—available for sale:
Common stocks:
Banks, trusts and insurance companies	70		59	59
Industrial, miscellaneous and all other	64		56	56
Non-redeemable preferred stocks	272		248	248

Total equity securities	406		363	363

Mortgage loans on real estate	3	*		3	*
Policy loans	51	*		51	*
Limited partnerships	42			42
Notes receivable from Aon	313			313
Other long-term investments	509	*		509	*
Short-term investments	696			696

TOTAL INVESTMENTS	$4,160			$4,089

*
These investment categories are combined and are shown as other investments in the combined statements of financial position.

SCHEDULE III

COMBINED SPECIALTY CORPORATION

SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Premium Revenue	Net Investment Income (1)	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
(millions)
Year Ended December 31, 2001
Specialty accident & health	$414	$1,312	$192	$1,229	$73	$561	$81	$568	$1,225
Specialty property & casualty	290	651	1,800	793	58	494	136	338	741
Corporate and other	—	—	—	—	(21)	56	—	65	—

Total	$704	$1,963	$1,992	$2,022	$110	$1,111	$217	$971	$1,966

Year Ended December 31, 2000
Specialty accident & health	$380	$1,303	$227	$1,119	$80	$477	$67	$489	$1,106
Specialty property & casualty	276	552	1,708	787	75	489	148	325	781
Corporate and other		—		—	172	71	—	66	—

Total	$656	$1,855	$1,935	$1,906	$327	$1,037	$215	$880	$1,887

Year Ended December 31, 1999
Specialty accident & health	$350	$1,288	$219	$1,045	$82	$426	$66	$481	$1,042
Specialty property & casualty	286	481	1,675	763	71	470	181	292	745
Corporate and other	—	—		—	181	77	—	63	—

Total	$636	$1,769	$1,894	$1,808	$334	$973	$247	$836	$1,787

(1)
The above results reflect allocations of investment income and certain expense elements considered reasonable under the circumstances.

SCHEDULE IV

COMBINED SPECIALTY CORPORATION

REINSURANCE

	Year Ended December 31, 2001
	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
(millions)
Life insurance in force	$20,265	$13,660	$11,189	$17,794	63%

Premiums
Specialty accident & health	$1,247	$191	$173	$1,229	14%
Specialty property & casualty	1,305	730	218	793	27%

Total premiums	$2,552	$921	$391	$2,022	19%

	Year Ended December 31, 2000
	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(millions)
Life insurance in force	$18,803	$9,442	$9,367	$18,728	50%

Premiums
Specialty accident & health	$1,226	$196	$89	$1,119	8%
Specialty property & casualty	1,146	649	290	787	37%

Total premiums	$2,372	$845	$379	$1,906	20%

	Year Ended December 31, 1999
	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(millions)
Life insurance in force	$14,444	$10,023	$3,050	$7,471	41%

Premiums
Specialty accident & health	$1,197	$195	$43	$1,045	4%
Specialty property & casualty	1,057	429	135	763	18%

Total premiums	$2,254	$624	$178	$1,808	10%

SCHEDULE V

COMBINED SPECIALTY CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

		Additions
(millions)			Charged/ (credited) to Other Accounts
Description	Balance at Beginning of Year	Charged to Cost and Expenses		Deductions (1)	Balance at End of Year
Year ended December 31, 2001
Allowance for doubtful accounts (deducted from premiums and other)	$4	$—	$—	$—	$4
Year ended December 31, 2000
Allowance for doubtful accounts (deducted from premiums and other)	$6	$—	$—	$(2)	$4
Year ended December 31, 1999
Allowance for doubtful accounts (deducted from premiums and other)	$6	$1	$—	$(1)	$6

(1)
Amounts deemed to be uncollectible.

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INFORMATION STATEMENT
TABLE OF CONTENTS
SUMMARY
Our Business
Questions and Answers about Combined Specialty and the Distribution
Summary Historical Financial and Other Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE DISTRIBUTION
DIVIDEND POLICY
FINANCING
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
COMBINED SUMMARY OF INVESTMENTS
CORPORATE BONDS BY SECTOR
FIXED INCOME QUALITY REPORT
COMBINED SUMMARY OF INVESTMENTS BY CONTRACTUAL MATURITY
OUR MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in 2001 Fiscal Year
Aggregated Option Exercises in 2001 and Fiscal Year-End Option Values
Pension Plan Table
SECURITY OWNERSHIP OF OUR COMMON STOCK
OUR RELATIONSHIP WITH AON CORPORATION AFTER THE DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS AND OF DELAWARE LAW
LIMITATION OF LIABILITY AND INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS
2003 ANNUAL MEETING OF STOCKHOLDERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
COMBINED STATEMENTS OF INCOME
COMBINED STATEMENTS OF FINANCIAL POSITION
COMBINED STATEMENTS OF INVESTED EQUITY
COMBINED STATEMENTS OF CASH FLOWS
NOTES TO COMBINED FINANCIAL STATEMENTS
SELECTED AND QUARTERLY FINANCIAL DATA
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
  SCHEDULE I
COMBINED SUMMARY OF INVESTMENTS— OTHER THAN INVESTMENTS IN RELATED PARTIES AS OF DECEMBER 31, 2001
  SCHEDULE III
SUPPLEMENTARY INSURANCE INFORMATION
  SCHEDULE IV
REINSURANCE
  SCHEDULE V
VALUATION AND QUALIFYING ACCOUNTS